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TABLE OF CONTENTS
Index to Financial Statements of Ellora Energy Inc

As filed with the Securities and Exchange Commission on January 25, 2007

Registration No. 333-138442

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 2 to
Form S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Ellora Energy Inc.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	1311 (Primary Standard Industrial Classification Code Number)	01-0717160 (I.R.S. Employer Identification Number)
5480 Valmont, Suite 350 Boulder, CO 80301 (303) 444-8881 (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

T. Scott Martin
Chairman, President and Chief Executive Officer
5480 Valmont, Suite 350
Boulder, CO 80301
(303) 444-8881
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Dallas Parker Kirk Tucker Thompson & Knight LLP 333 Clay Street, Suite 3300 Houston, TX 77002 (713) 654-8111	David P. Oelman Douglas E. McWilliams Vinson & Elkins LLP 1001 Fannin Street, Suite 3300 Houston, TX 77002 (713) 758-2222

Approximate date of commencement of proposed sale to the public:
As soon as practicable after this Registration Statement is declared effective.

        If any securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the "Securities Act"), check the following box.    ☐

        If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

        If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

        If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

        The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until this registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in the prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities, and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JANUARY      , 2007

PRELIMINARY PROSPECTUS

              Shares

Common Stock

        We are offering 5,000,000 shares of our common stock, and the selling stockholders named in this prospectus are offering                  shares of common stock. We will not receive any proceeds from the sale of common stock by the selling stockholders. This is the initial public offering of our common stock. We currently expect the initial public offering price to be between $        and $        per share. We have applied to list our common stock on the Nasdaq Global Market under the symbol "LORA."

        Investing in our common stock involves a high degree of risk. See "Risk Factors" beginning on page 12.

	Per Share	Total
Initial public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to us	$	$
Proceeds to the selling stockholders(1)	$	$

(1)
Expenses associated with the offering, other than underwriting discounts, will be paid by us.

        The underwriters may also purchase up to an additional            shares from us at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover over-allotments.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

        The underwriters expect to deliver the shares on or about                        , 2007.

A.G. EDWARDS	FRIEDMAN BILLINGS RAMSEY
RAYMOND JAMES	KEYBANC CAPITAL MARKETS

The date of this prospectus is                            , 2007.

Ellora Energy Inc. Areas of Operation
As of and for the nine months ended September 30, 2006

Total Company
Average Net Production: (MMcfe/d) 21
Net Acres 746,000
Proved Reserves: (Bcfe) 252
Other
Average Net Production: (MMcfe/d) 1
Net Acres 44,000
Proved Reserves: (Bcfe) 8
Hugoton
Average Net Production: (MMcfe/d) 6
Net Acres 631,000
Proved Reserves: (Bcfe) 64
East Texas
Average Net Production: (MMcfe/d) 14
Net Acres 71,000
Proved Reserves: (Bcfe) 180

TABLE OF CONTENTS

Prospectus Summary
Risk Factors
Cautionary Statement Regarding Forward-Looking Statements
Use of Proceeds
Dividend Policy
Capitalization
Dilution
Selected Combined Historical Financial Data
Management's Discussion and Analysis of Financial Condition and Results of Operations
Business
Management
Executive Compensation
Security Ownership of Certain Beneficial Owners and Management
Certain Relationships and Related Party Transactions
Selling Stockholders
Description of Capital Stock
Shares Eligible for Future Sale
Material United States Federal Income Tax Considerations for Non-United States Holders
Underwriting
Legal Matters
Experts
Where You Can Find More Information
Glossary of Selected Oil and Gas Terms
Index to Financial Statements of Ellora Energy Inc.
Executive Summary Reports of MHA Petroleum Consultants, Inc.

        You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized anyone to provide you with different information. We are not making an offer to sell these securities in any state where an offer or sale is not permitted. You should not assume that the information appearing in this prospectus is accurate as of any date other than the respective dates as of which the information is given.

        Until                        , 2007 (25 days after the commencement of this offering), all dealers that buy, sell or trade the common stock may be required to deliver a prospectus, regardless of whether they are participating in this offering. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PROSPECTUS SUMMARY

        This summary highlights selected information from this prospectus but does not contain all information that you should consider before investing in our common stock. You should read this entire prospectus carefully, including "Risk Factors" beginning on page 12, and the financial statements included elsewhere in this prospectus. In this prospectus, we refer to Ellora Energy Inc., its subsidiaries and predecessors as "Ellora Energy," "we," "us," "our," or "our company." References to the number of shares of our common stock outstanding have been revised to reflect a 8.09216-for-1 stock split effected in July 2006. Unless otherwise indicated, share numbers in this prospectus assume that the underwriters do not exercise their over-allotment option to purchase additional shares of common stock. We engage MHA Petroleum Consultants, Inc., independent petroleum engineers ("MHA"), to evaluate our properties annually. The estimates of our proved reserves included in this prospectus as of December 31, 2005 are based on a reserve report prepared by us and audited by MHA, and as of June 30, 2006 are based on a reserve report prepared by MHA. The estimates of our proved reserves as of September 30, 2006 are based on a modified roll forward of our report of proved reserves as of June 30, 2006. Summaries of MHA's reports with respect to these estimated proved reserves as of December 31, 2005 and June 30, 2006 and the procedures employed by MHA with respect to our reserves as of September 30, 2006 are attached to this prospectus as Appendix A. We discuss sales volumes, per Mcf revenue, per Mcf cost and other data in this prospectus net of any royalty owner's interest. We have provided definitions for some of the industry terms used in this prospectus in the "Glossary of Selected Oil and Gas Terms."

Ellora Energy Inc.

Overview

        We are an independent oil and gas company engaged in the acquisition, exploration, development and production of onshore domestic U.S. oil and gas properties and have been operating since our inception in June 2002. We primarily operate in two areas: east Texas and adjacent lands in western Louisiana, which we collectively refer to as East Texas, and the Hugoton field in southwest Kansas. We have assembled combined acreage of approximately 795,000 gross (746,000 net) acres providing us with 558 identified drilling locations. At September 30, 2006 we owned interests in 212 gross (112 net) producing wells. At September 30, 2006, our estimated total proved oil and gas reserves were approximately 252 Bcfe. Our proved reserves are approximately 79% gas and 38% proved developed. Our total proved reserves have a reserve life index of approximately 33 years and our proved producing reserves have a reserve life index of 12 years. Using prices as of September 30, 2006, our proved reserves had an estimated pre-tax net present value, discounted at 10%, or PV-10, of approximately $332 million, of which 45% was proved developed. See "Selected Combined Historical Financial Data—Reconciliation of Non-GAAP Financial Measures" for additional information regarding PV-10. As operator of over 90% of our proved reserves, we have a high degree of control over our capital expenditure budget and other operating matters.

        The following table sets forth by operating area a summary of our estimated net proved reserves and estimated average daily net production information as of and for the nine months ended September 30, 2006.

	Estimated Proved Reserves at September 30, 2006						Production for the Nine Months Ended September 30, 2006
	Developed (Bcfe)	Undeveloped (Bcfe)	Total (Bcfe)	Percent of Total Reserves	PV-10(1) ($Millions)	Identified Drilling Locations(2)	Net Average MMcfe/d	Percent of Total
East Texas	70	110	180	71%	$146	217	14	67%
Hugoton (Kansas)	21	43	64	26	174	324	6	28
Other	4	4	8	3	12	17	1	5

Total	95	157	252	100%	$332	558	21	100%

(1)
Based on September 30, 2006 NYMEX spot prices of $5.62 per MMBtu of gas and $62.91 per Bbl of oil, respectively, adjusted for basis and held flat for the life of the reserves and adjusted for quality differentials.
(2)
Represents total gross drilling locations identified by management as of September 30, 2006, of which 138 locations are classified as proved. Based on fluctuations in commodity prices, the number of drilling locations will change. As of December 31, 2005, our total gross drilling locations identified by management would have been 678 locations.

Areas of Operation

East Texas

        We acquired our initial position in East Texas in June 2002, and as of September 30, 2006, we held 78,000 gross acres (71,000 net acres) in East Texas, primarily in the James Lime play. From June 2002 until September 30, 2006, we have invested $58 million to drill and complete 22 of 23 James Lime wells, a 96% completion rate, and during the first nine months of 2006, we produced an average of 14 MMcfe/d from this region. The wells drilled to date have all been completed naturally with open-hole horizontal well bores. We have recently applied a frac stimulation technology to wells drilled in the area. See "Recent Developments." An average well costs approximately $2.1 million to drill and complete for an unstimulated well and $3.1 million for a stimulated well. The average initial flow rate of the unstimulated wells we have completed since June 2002 has been 2 MMcfe/d, and the average proved reserves attributable to these wells is approximately 3.5 Bcfe. Our stimulated wells are expected to produce an average of approximately 230 MMcf over the first year of production as compared to approximately 170 MMcf for our unstimulated wells during the comparable time period, a 34% increase in average first year production. At September 30, 2006, we had 60 productive wells and total proved reserves of approximately 180 Bcfe in the James Lime. We have identified 97 future drilling locations and drilled 12 wells in the James Lime in 2006.

        In addition to the James Lime play we started developing the lower Cretaceous Fredericksburg (or Edwards) formation using horizontal drilling. We believe there are additional productive formations under our properties in East Texas.

        We anticipate drilling 18 to 24 wells in East Texas during 2007, depending on our drilling success, the availability of drilling rigs and relatively high oil and gas prices. The majority of our drilling in East Texas will be developmental drilling. See "Summary of Capital Expenditures" for our estimated capital expenditures in East Texas.

        In East Texas, we own and operate 80 miles of four-to-eight-inch gas gathering lines and gas pipelines and 13 compressor stations with 9,630 total compression horsepower, which gather, process and transport our gas and third party gas in our East Texas operations area, which we refer to as English Bay Pipeline. Our ownership of this pipeline system provides us with the benefit of controlling compression location and timing of connection to newly completed wells. Our system interconnects to the Texas Eastern, Centerpoint and Shelby County pipelines. During the nine months ended September 30, 2006 we transported an average of approximately 29 MMcf/d of gas. Our pipeline activities from transporting third-party production provided us with revenues of approximately $5.6 million for the full year 2005 and $4.9 million for the nine months ended September 30, 2006.

Hugoton Field (Kansas)

        We acquired our Hugoton field acreage position in April 2005 through our purchase of Presco Western, LLC, which is a party to a farmout agreement that grants us the mineral rights in reservoirs we develop below the Heebner Shale as long as we fulfill our obligation to drill a minimum of 10 exploratory wells per year. Our farmout, which terminates in 2013, covers approximately 651,000 gross (631,000 net) acres in the heart of the Hugoton field, making us one of the largest acreage holders in the field. The deeper Hugoton has produced 3.3 Tcf of gas and 323 MMBbls of oil and condensate in the nine-county area where our acreage is located.

        The Hugoton field has produced over 31 Tcf of gas since its discovery in 1927, making it the most prolific gas field in North America. The majority of this gas production has been from zones above the Heebner Shale (located at a depth of approximately 4,000 feet) and historically sold at prices less than $2.00 per Mcf, which we believe led to the early abandonment of wells and the bypassing of deeper gas reserves that were not economic to recover in a lower price environment and without the benefit of modern drilling and completion technologies. The majority of gas produced to date has been from the shallower Permian formations, which produce primarily gas from 2,400 to 3,200 feet. We believe the deeper, yet still comparatively shallow, potential of the Hugoton field has been historically underexploited due to the prolific shallow production and historically low gas prices between 1927 and the 1980s.

        Since we acquired our Hugoton position in 2005, we have invested $17.0 million to complete 31 of 36 wells, an 86% completion rate. In addition, third parties have drilled six wells pursuant to farmout agreements with us. At September 30, 2006, we had 113 productive wells and total proved reserves of approximately 64 Bcfe, of which 21 Bcfe were proved developed. During the first nine months of 2006, we produced an average of 6 MMcfe/d, up from 2 MMcfe/d at the time of the acquisition, primarily through drilling activities and participating in three farmouts. We have identified three waterfloods and 324 drilling locations covering only 60,000 acres out of our 651,000 total acres in the Hugoton field. We intend to exploit waterflood potential in the field as well as the stacked pay potential. The primary targets are Morrow and Chester Valley sands which can be detected seismically. Drilling and completion costs in the field are currently $560,000 per well. The average initial flow rate of our wells drilled in the deeper zones of the Hugoton field has been 623 Mcfe/d, and the average proved reserves attributable to these wells is approximately 0.7 Bcfe. We anticipate drilling 36 to 41 wells in the Hugoton field during 2007, depending on our drilling success, the availability of drilling rigs and relatively high oil and gas prices.

Recent Developments

  Development of Multi-Stage Stimulation Frac Technology

        In mid-2006 we applied a frac technology that allows for the independent stimulation of specific sections of a horizontal well bore and that we believe will allow for higher early production rates as compared to our unstimulated East Texas wells. To date, we have drilled six wells using this frac technology, and we have experienced production at significantly higher rates than has been experienced using unstimulated production techniques. Prior to drilling these six wells we had not fraced any other horizontal wells in this area. Incremental capital expenditure costs for using this new technology are approximately $1 million per well. Our stimulated wells are expected to produce an average of approximately 230 MMcf for the first year of production as compared to approximately 170 MMcf for our unstimulated wells during the comparable time period, a 34% increase in average first year production. We will continue to use this multi-stage frac technology for completion of wells in the foreseeable future, as long as oil and gas prices remain at a level that justifies the investment of the incremental capital expenditure costs of stimulating the wells.

Summary of Capital Expenditures

        The following table summarizes information regarding our historical 2005 and our estimated 2006 and 2007 capital expenditures. The estimated 2006 capital expenditures shown are preliminary full year estimates, including approximately $41 million spent from January 1, 2006 through September 30, 2006. The estimated capital expenditures are subject to change depending upon a number of factors, including availability of capital, drilling results, oil and gas prices, costs of drilling and completion and availability of drilling rigs, equipment and labor.

		Estimated
	Historical	Year Ending December 31,
	Year Ended December 31, 2005
		2006	2007
	(In thousands)
Capital expenditures:
East Texas	$25,336	$36,000	$36,000
Hugoton	4,565	19,000	22,000
Other	4,034	6,000	9,000
Geological and geophysical	35	2,000	4,000
Growth capital expenditures(1)	—	—	60,000

Total capital expenditures	$33,970	$63,000	$131,000

(1)
Growth capital expenditures are for the acceleration of drilling and secondary recovery in addition to capital expenditures contemplated in the reserve report. We do not budget for possible acquisitions.

Strategy

        Our strategy is to increase stockholder value by profitably increasing our reserves, production, cash flow and earnings using a balanced program of (1) developing existing properties, (2) exploiting and exploring undeveloped properties, (3) completing strategic acquisitions and (4) maintaining financial flexibility. The following are key elements of our strategy:

  •
  Maintain Technological Expertise. We intend to utilize and expand the technological expertise that has enabled us to achieve a drilling completion rate of over 90% since our inception and helped us improve and maximize field recoveries.

  •
  Accelerate the Development of our Existing Properties. We intend to further develop the significant remaining upside potential of our properties.

  •
  When we acquired the East Texas properties in June 2002, we estimated that each acquired well had average proved reserves of 2.5 Bcfe. From June 2002 to September 30, 2006, we drilled and completed 22 James Lime wells, and due to the improved geosteering, drilling and completion techniques we used in drilling them, we estimate that these 22 newly completed wells have average proved reserves of 3.5 Bcfe.

  •
  As discussed, we will use multi-stage frac technology to enhance production from the James Lime wells in East Texas.

  •
  In the Hugoton field we are completing studies of two secondary recovery projects that will use traditional waterflood techniques. One of the areas identified has shown increased production in response to waterflood projects operated by others on contiguous properties. We expect to commence initial operations on the first of these two projects during the first quarter of 2007.

  •
  In the Hugoton field, we drill to the lowest known hydrocarbon producing formation in our area, then attempt completion in zones that have shown the presence of hydrocarbons during drilling. Geological evaluation through traditional logging methods is not as successful as this pragmatic test. We have found at least two economic production zones in each completed well using this method.

  •
  Acquisition Growth. We continually review opportunities to acquire producing properties, undeveloped acreage and drilling prospects, particularly on opportunities where we believe our reservoir management and operational expertise will enhance the value and performance of acquired properties. Initial acquisition targets are expected to be in and around our major producing and activity areas.

  •
  Endeavor to be a Low Cost Producer. We will strive to minimize our operating costs by concentrating our assets within geographic areas where we can consolidate operating control and capture operating efficiencies.

  •
  Maintain Financial Flexibility. Upon the completion of this offering, we expect to have approximately $58 million in cash, no bank debt and at least $110 million available for borrowings under our revolving line of credit, providing us with significant financial flexibility to pursue our business strategy.

Competitive Strengths

        We believe our historical success is, and future performance will be, directly related to the following combination of strengths which enable us to implement our strategy:

  •
  Experienced Management Team. The members of our executive management team have an average of over 22 years of experience in the oil and gas industry and significant experience in managing public and private oil and gas companies.

  •
  High Quality, Operated Asset Base. We own a high quality asset base comprised of long-lived reserves along with shorter-lived, higher return reserves. We operate over 90% of our estimated proved reserves.

  •
  Large Acreage Positions. We are a significant acreage holder in each of our two primary operating areas. In East Texas we control over 78,000 gross (71,000 net) acres and in the Hugoton field our BP Amoco farmout covers 651,000 gross (631,000 net) acres.

  •
  Significant Hugoton Reserve Potential. We believe the deeper zones of the Hugoton field have not been fully explored or developed. Accordingly, we believe that significant amounts of gas and oil remain to be recovered in the current higher price environment using modern exploration and production technologies.

  •
  Drilling Inventory. We have identified 558 drillable, low to moderate risk locations providing us with multiple years of drilling inventory. Of these locations, 138 are classified as proved undeveloped.

  •
  Proven Technical Team. Our technical staff includes 17 geologists, geophysicists, reservoir engineers and technicians with an average of over 16 years of relevant technical experience. Our staff has a proven record of analyzing complex structural and stratigraphic plays using 3-D seismic, geological and geophysical expertise, producing and optimizing oil and gas reservoirs, and drilling, completing and fracing tight gas reservoirs.

  •
  High Rate of Drilling Success. The competencies of our proven technical team focused in our large and productive acreage holdings have helped us to achieve a drilling success rate of over 90% since our inception in 2002. Our technical expertise has also allowed us to improve the production rates and ultimate hydrocarbon recoveries on our wells as compared to those wells drilled by others in similar reservoirs in our primary operating areas.

  •
  Low Finding and Development Costs. Since our inception, we have invested approximately $100 million to drill and complete 53 wells in our East Texas and Hugoton operating areas. Our average acquisition, finding and development costs from inception to September 30, 2006 was

    $1.24 per Mcfe. For a discussion of how we calculate our finding and development costs, see "Business—Historical Finding and Development Costs."

  •
  Control of Low-Pressure Gas Gathering Infrastructure. We own and operate approximately 80 miles of gas gathering lines and gas pipelines that collect and transport our production and third-party production in our East Texas operations area. We intend to acquire or construct additional gas gathering assets as necessary to fully develop our East Texas opportunities.

  •
  Gas Marketing Flexibility. Production from both East Texas and the Hugoton field has access to multiple delivery points to several regional and interstate pipelines that provide more than sufficient take away capacity to sell our production.

  •
  Significant Equity Held by Management. After giving effect to this offering, our executive officers and employees will own more than 9.1% of our equity on a fully diluted basis.

Our Challenges in Capitalizing on Our Strengths and Implementing Our Strategies

        Our ability to successfully leverage our competitive strengths and execute our strategy depends upon many factors and is subject to a variety of risks. For example, our ability to accelerate drilling on our properties and fund our 2007 capital budget and, in particular, our estimated growth capital expenditures depend, to a large extent, upon our ability to generate cash flow from operations at or above current levels, maintain borrowing capacity at or near current levels under our revolving credit facility, and the availability of future debt and equity financing at attractive prices. Our ability to fund property acquisitions and compete for and retain the qualified personnel necessary to conduct our business is also dependent upon our financial resources. Changes in oil and gas prices, which may affect both our cash flows and the value of our reserves, our ability to replace production through drilling activities, a material adverse change in our oil and gas reserves due to factors other than oil and gas pricing changes, drilling costs and other factors, may adversely affect our ability to fund our anticipated capital expenditures, pursue property acquisitions, and compete for qualified personnel, among other things. You are urged to the read the section entitled "Risk Factors" for more information regarding these and other risks that may affect our business and our common stock.

Corporate Information

        Ellora Energy Inc. was formed in June 2002 and secured an equity investment from Yorktown Energy Partners V, L.P. to fund our first East Texas acquisition that same year.

        In July 2006, we completed a private equity offering of 12,400,000 shares of our common stock, consisting of 2,500,000 shares issued by us and 9,900,000 shares sold by certain of our existing stockholders. We received aggregate consideration (before offering expenses of approximately $800,000 but after the initial purchaser's discount) of approximately $27.9 million, or $11.16 per share. We did not receive any proceeds from the shares sold by the selling stockholders. However, we did receive approximately $6.4 million from certain of the selling stockholders who are employees of our company for the repayment of loans that were made to them in connection with previous purchases of our common stock. We used the net proceeds from the offering, together with the proceeds from the repayment of the selling stockholders' loans, principally to pay down the entire outstanding balance on our credit facility.

        Prior to the private equity offering in July 2006 we operated as two separate entities, Ellora Energy Inc. and Ellora Oil & Gas Inc., with one management team and substantially similar ownership. Ellora Oil and Gas Inc. was formed in April 2005 to acquire Presco Western, LLC and Ellora Energy Inc.'s assets in Colorado and interests in a joint venture with Centurion Exploration Company. These entities were merged prior to the closing of the private equity offering, with Ellora Energy Inc. as the surviving entity. The exchange factor was determined by the management and approved by the Board of Directors of Ellora Oil and Gas Inc. and Ellora Energy Inc. based upon an analysis of management's estimates of the relative equity value of each of Ellora Oil and Gas Inc. and Ellora Energy Inc. These estimates of equity value were based on an analysis of estimated cash flow and net asset value for both Ellora Energy Inc. and Ellora Oil and Gas Inc. relative to comparable public companies' cash flow, net asset valuations and equity valuations. Ellora Oil & Gas Inc. stockholders received 2.49 shares of Ellora Energy Inc. for each share of Ellora Oil & Gas Inc. Following the merger, we effected an 8.09216-to-1 stock split of our common stock.

        Presentations in this prospectus that reflect shares, shares outstanding, or weighted average shares of our common stock or options exercisable for shares of our common stock are reflected on a post-merger and post-split basis.

        Ellora Energy Inc., a Delaware corporation, was incorporated in June 2002. Our principal executive offices are located at 5480 Valmont, Suite 350, Boulder, Colorado 80301. Our telephone number is (303) 444-8881. Our corporate website address upon completion of this offering will be www.elloraenergy.com.

THE OFFERING

Common stock offered by us(1)	5,000,000 shares.
Common stock offered by the selling stockholders	shares.
Common stock to be outstanding after this offering(1)(2)(3)	49,807,697 shares.
Use of proceeds
We expect to receive net proceeds from the sale of shares offered by us, after deducting estimated offering expenses and underwriting discounts and commissions, of approximately $68.5 million, based on an assumed offering price of $15.00 per share. We intend to use our net proceeds from this offering to repay approximately $16 million that is outstanding under our credit facility and the remainder to fund a portion of our 2007 expected capital expenditures, for exploration and development activities, and oil and gas reserve and leasehold acquisitions. We will not receive any proceeds from the sale of shares of our common stock by the selling stockholders. See "Use of Proceeds."
Dividend policy	We do not anticipate that we will pay cash dividends in the foreseeable future. Our existing credit facility restricts our ability to pay cash dividends.
Risk factors	For a discussion of factors you should consider in making an investment, see "Risk Factors."
Proposed Nasdaq Global Market symbol	"LORA"

(1)
We have granted the underwriters an option to purchase            additional shares of our common stock if the underwriters sell more than            shares of common stock in this offering. Unless otherwise indicated, share numbers assume that the underwriters do not exercise their option to purchase additional shares of common stock.

(2)
Represents 44,807,697 shares outstanding as of October 31, 2006 and the 5,000,000 shares to be issued and sold by us in this offering. Excludes options to purchase 2,692,293 shares of our common stock outstanding as of October 31, 2006, of which 1,914,520 were exercisable within 60 days.

(3)
This number of shares outstanding includes 12,400,000 shares of our common stock that was sold by us (2,500,000 shares) and certain of our stockholders (9,900,000 shares) in a private placement in July 2006. As part of the terms of the private placement, we entered into registration rights agreements under which we agreed to file registration statements covering the resale of those shares from time to time by the holders of those shares and to use our commercially reasonable efforts to cause the registration statements to become effective under the Securities Act. We have filed these registration statements concurrently with this offering, and we will not receive any proceeds from the sale of any shares that may be sold under these registration statements.

SUMMARY COMBINED HISTORICAL FINANCIAL DATA

        The following table shows the combined historical financial data as of and for each of the three years ended December 31, 2003, 2004 and 2005, and the unaudited combined historical financial data as of and for each of the nine-month periods ended September 30, 2005 and 2006 for Ellora Energy Inc. and Ellora Oil & Gas Inc. as if they had been one entity throughout the periods presented. These entities were merged in July 2006. You should read the following summary combined historical financial information together with the combined financial statements and related notes included elsewhere in this prospectus. The historical combined financial data as of December 31, 2004 and 2005 and for the three fiscal years ended December 31, 2003, 2004 and 2005 were derived from the combined audited financial statements included in this prospectus. The data for the nine-month periods ended September 30, 2005 and 2006 were derived from the unaudited combined interim financial statements also included in this prospectus. The summary combined historical results are not necessarily indicative of results to be expected in future periods.

	Year Ended December 31,			Nine Months Ended September 30,
	2003	2004	2005	2005	2006
				(Unaudited)
	(In thousands, except per share data)
Operating Results Data
Revenue
Oil and gas sales	$11,810	$22,780	$47,595	$31,951	$39,082
Gas aggregation, pipeline sales and other	365	1,491	5,487	4,385	9,501

Total revenue	12,175	24,271	53,082	36,336	48,583
Costs and expenses
Lease operating expense	2,580	4,539	6,141	3,231	7,726
Production taxes	473	1,291	1,813	807	1,362
Gas aggregation and pipeline cost of sales	—	1,316	4,020	3,817	3,354
Depreciation, depletion and amortization	1,432	3,479	8,189	5,948	8,032
Exploration	—	—	422	—	1,883
General and administrative	2,497	3,407	11,766	10,398	8,197
Interest	219	355	716	268	1,211

Total costs and expenses	7,201	14,387	33,067	24,469	31,765

Income before provision for income taxes	4,974	9,884	20,015	11,867	16,818
Current income tax expense	(254)	—	—	—	—
Provision for deferred income taxes	2,053	3,850	9,234	6,355	6,790

Cumulative effect of accounting change	30	—	—	—	—

Net income	$3,205	$6,034	$10,781	$5,512	$10,028

Basic income per share	$0.15	$0.22	$0.28	$0.15	$0.23
Diluted income per share	$0.15	$0.22	$0.27	$0.14	$0.22
Weighted average number of shares of common stock – basic	21,691,999	27,541,033	38,753,063	37,554,036	44,894,341
Weighted average number of shares of common stock – diluted	21,870,285	27,945,641	40,209,654	39,385,010	44,939,573

	As of December 31,			As of September 30,
	2003	2004	2005	2006
				(Unaudited)
	(In thousands)
Balance Sheet Data
Property and equipment, net, successful efforts method	$44,566	$70,811	$170,094	$206,763
Total assets	51,681	80,206	192,300	222,619
Notes payable	6,333	10,683	25,750	5,000
Stockholders' equity	37,423	51,757	131,669	176,908
Working capital (deficiency)	96	(1,581)	3,648	(2,147)
	Year Ended December 31,			Nine Months Ended September 30,
	2003	2004	2005	2005	2006
				(Unaudited)
	(In thousands)
Other Financial Data
Net cash provided (used) by:
Operating activities	$6,746	$16,313	$30,166	$17,515	$32,277
Investing activities	(19,165)	(27,491)	(106,355)	(93,435)	(41,331)
Financing activities	10,448	12,350	76,602	79,317	11,453
EBITDA(1)	$6,655	$13,718	$33,777	$22,940	$27,109

(1)
See "Selected Combined Historical Financial Data—Reconciliation of Non-GAAP Financial Measures" for a reconciliation of our net income to EBITDA.

SUMMARY OF OIL AND GAS DATA

Operating Data

        The following table presents certain information with respect to our historical operating data for the years ended December 31, 2003, 2004 and 2005 and for the nine months ended September 30, 2006:

	Year Ended December 31,			Nine Months Ended September 30, 2006
	2003	2004	2005
Gross wells
Drilled	6	14	23	32
Completed	6	14	20	26
Net wells
Drilled	4.5	9.7	21.6	28.0
Completed	4.5	9.7	18.6	23.8
Net production data
Net volume (MMcfe)	2,872	3,849	6,098	5,653
Average daily volume (MMcfe/d)	7.9	10.5	16.7	21.0
Average sales price (per Mcfe)
Average sales price (without hedge)	$4.03	$5.91	$7.81	$6.91
Average sales price (with hedge)	4.03	5.91	7.79	7.72
Expenses (per Mcfe)
Lease operating	$0.90	$1.18	$1.23	$1.37
Production and ad valorem taxes	0.16	0.34	0.30	0.24
General and administrative	0.87	0.89	1.93	1.45
Depreciation, depletion and amortization	0.50	0.90	1.34	1.42

Estimated Reserve Data

        The estimates in the table below of our net proved reserves as of June 30, 2006 are based on a reserve report prepared by MHA. The estimates of our net proved reserves as of September 30, 2006 are based on the estimates described in footnote (1) below.

	As of June 30, 2006	As of September 30, 2006
Estimated Proved Reserves
Gas (Bcf)	236	200
Oil (MMBbls)	8	9

Total proved reserves (Bcfe)(2)	281	252

Total proved developed reserves (Bcfe)	94	95
PV-10 value (millions)(3)
Proved developed reserves	$201	$148
Proved undeveloped reserves	286	184

Total PV-10 value	$487	$332

(1)
We have prepared estimates of proved reserves as of September 30, 2006, which are sensitivity estimates of our reserves as of June 30, 2006, by making the following adjustments to the estimates as of June 30, 2006:

•
mechanically rolling forward the estimates of reserves from the estimates as of June 30, 2006, to an effective date of September 30, 2006 to take into account production from July 1, 2006 to September 30, 2006; and

•
adding proved reserves based on successful drilling results between June 30, 2006, and September 30, 2006.

In preparing the sensitivity estimates of our proved reserves as of September 30, 2006, all steps required to provide a complete, updated evaluation of the reserves as of September 30, 2006 were not completed, including re-projecting all wells based on new production data, except for new wells completed since June 30, 2006. The procedures performed by MHA on these estimates are described in Appendix A.

(2)
Based on a conversion rate of 6 Mcfe of gas per Bbl of oil/condensate.

(3)
Based on September 30, 2006 NYMEX spot prices of $5.62 per MMBtu of gas and $62.91 per Bbl of oil and June 30, 2006 prices of $6.10 per MMBtu of gas and $73.93 per Bbl of oil, respectively, each adjusted for basis and held flat for the life of the reserves and adjusted for quality differentials. See "Selected Combined Historical Financial Data—Reconciliation of Non-GAAP Financial Measures" for a reconciliation of PV-10 to the standardized measure of discounted future net cash flows.

RISK FACTORS

        You should consider carefully each of the risks described below, together with all of the other information contained in this prospectus, before deciding to invest in our common stock.

Risks Related to Our Business

Oil and gas prices are volatile, and a decline in oil and gas prices would adversely affect our financial results and impede our ability to make capital expenditures necessary to grow.

        Our revenues, profitability and cash flow depend substantially upon the prices and demand for oil and gas. The markets for these commodities are volatile, and even relatively modest drops in prices can affect significantly our financial results and impede our growth. Prices for oil and gas fluctuate widely in response to relatively minor changes in the supply and demand for oil and gas, market uncertainty and a variety of additional factors beyond our control, such as:

  •
  domestic and foreign supply of oil and gas;

  •
  price and quantity of foreign imports;

  •
  domestic and foreign governmental regulations;

  •
  political conditions in or affecting other oil producing and gas producing countries, including the current conflicts in the Middle East and conditions in South America and Russia;

  •
  weather conditions, including unseasonably warm winter weather;

  •
  technological advances affecting oil and gas consumption;

  •
  overall U.S. and global economic conditions; and

  •
  price and availability of alternative fuels.

        Further, oil prices and gas prices do not necessarily fluctuate in direct relationship to each other. Because approximately 79% of our estimated proved reserves as of September 30, 2006 were gas reserves, our financial results are more sensitive to movements in gas prices. In the past, the price of gas has been extremely volatile, and we expect this volatility to continue. For example, during the year ended December 31, 2005, the NYMEX natural gas spot price ranged from a high of $15.39 per MMBtu to a low of $5.50 per MMBtu. The NYMEX natural gas spot price at December 31, 2005 was $11.23 per MMBtu and on September 30, 2006 it was $5.62 per MMBtu. At December 18, 2006, the NYMEX spot gas price was $7.08 per MMBtu. Our revenues for the nine months ended September 30, 2006 were $48.6 million. If, on average, gas prices during that period were $1.00 lower than the actual gas prices, our revenues would have been approximately $5.7 million lower than our actual revenues. The results of higher investment in the exploration for and production of gas and other factors may cause the price of gas to drop. Lower oil and gas prices may not only decrease our revenues but also may reduce the amount of oil and gas that we can produce economically. Lower prices may result in our having to make substantial downward adjustments to our estimated proved reserves. If this occurs or if our estimates of development costs increase, production data factors change or our exploration results deteriorate, accounting rules may require us to write down, as a non-cash charge to earnings, the carrying value of our properties for impairments. We are required to perform impairment tests on our assets whenever events or changes in circumstances lead to a reduction of the estimated useful life or estimated future cash flows that would indicate that the carry amount may not be recoverable or whenever management's plans change with respect to those assets. We may incur impairment charges in the future, which could have a material adverse effect on our results of operations in the period taken.

Our future revenues are dependent on the ability to successfully complete drilling activity.

        In general, production from oil and gas properties declines as reserves are depleted, with the rate of decline depending on reservoir characteristics. Our total proved reserves will decline as reserves are produced and, therefore, our level of production and cash flows will be affected adversely unless we conduct successful exploration and development activities or acquire properties containing proved reserves. Exploration and development activities involve numerous risks, including the risk that no commercially productive oil or gas reservoirs will be discovered. In addition, the future cost and timing of drilling, completing and producing wells is often uncertain. Furthermore, drilling operations may be curtailed, delayed or canceled as a result of a variety of factors, including:

  •
  lack of acceptable prospective acreage;

  •
  inadequate capital resources;

  •
  unexpected drilling conditions; pressure or irregularities in formations; equipment failures or accidents;

  •
  adverse weather conditions, including hurricanes;

  •
  unavailability or high cost of drilling rigs, equipment or labor;

  •
  reductions in oil and gas prices;

  •
  limitations in the market for oil and gas;

  •
  title problems;

  •
  compliance with governmental regulations; and

  •
  mechanical difficulties.

The use of a frac technology may not be effective in increasing our levels of production or our levels of ultimate recovery.

        We are utilizing a frac technology to stimulate the production of our wells and have not achieved additional production over an extensive period of time to determine whether or not the enhanced production achieved by using the frac technology will be sustained or enhance our ultimate recovery of hydrocarbons. In addition, production results will vary from well to well and there is no assurance that we will obtain or maintain increased levels of production that we have experienced to date using this frac technology.

The interpretation and analysis of 3-D seismic data does not allow the interpreter to know if hydrocarbons are present or economically producible.

        Our decisions to purchase, explore, develop and exploit prospects or properties depend in part on data obtained through geophysical and geological analyses, production data and engineering studies, the results of which are uncertain. Even when used and properly interpreted, 3-D seismic data and visualization techniques only assist geoscientists and geologists in identifying subsurface structures and hydrocarbon indicators. They do not allow the interpreter to know if hydrocarbons are present or producible economically. In addition, the use of 3-D seismic and other advanced technologies require greater predrilling expenditures than traditional drilling strategies.

The credit default of one of our customers could have a temporary adverse effect on us.

        Our revenues are generated under contracts with a limited number of customers. Results of operations would be adversely affected as a result of non-performance by two of our large customers,

which represent 10% or more of our sales, of their contractual obligations. A non-payment default by one of these large customers could have an adverse effect on us, temporarily reducing our cash flow.

Our identified drilling location inventories are scheduled out over several years, making them susceptible to uncertainties that could materially alter the occurrence or timing of their drilling.

        Our management team has specifically identified and scheduled drilling locations as an estimation of our future multi-year drilling activities on our acreage. Our drilling locations represent a significant part of our growth strategy. Our ability to drill and develop these locations depends on a number of factors, including the availability of capital, seasonal conditions, regulatory approvals, oil and gas prices, costs and drilling results. Our final determination on whether to drill any of these drilling locations will be dependent upon the factors described elsewhere in this prospectus as well as, to some degree, the results of our drilling activities with respect to our proved drilling locations. Because of these uncertainties, we do not know if the drilling locations we have identified will be drilled within our timeframe or will ever be drilled or if we will be able to produce oil or gas from these or any other potential drilling locations. As such, our actual drilling activities may be materially different from those presently identified, which could adversely affect our business, results of operations or financial condition.

Unless we replace our oil and gas reserves, our reserves and production will decline.

        Our future oil and gas production depends on our success in finding or acquiring additional reserves. Our estimated average decline rates for the life of our reserves are 8.5% for our reserves that are proved developed producing and 9.0% for our total proved reserves, which decline rates are generally steeper during the initial periods of production. If we fail to replace reserves through drilling or acquisitions, our level of production and cash flows will be affected adversely. In general, production from oil and gas properties declines as reserves are depleted, with the rate of decline depending on reservoir characteristics. Our total proved reserves will decline as reserves are produced unless we conduct other successful exploration and development activities or acquire properties containing proved reserves, or both. Our ability to make the necessary capital investment to maintain or expand our asset base of oil and gas reserves would be impaired to the extent cash flow from operations is reduced and external sources of capital become limited or unavailable. We may not be successful in exploring for, developing or acquiring additional reserves.

We face uncertainties in estimating proved oil and gas reserves and inaccuracies in our estimates could result in lower than expected reserve quantities and a lower present value of our proved reserves.

        Petroleum engineering is a subjective process of estimating underground accumulations of oil and gas that cannot be measured in an exact manner. Estimates of economically recoverable oil and gas reserves and of future net cash flows necessarily depend upon a number of variable factors and assumptions, including:

  •
  historical production from the area compared with production from other similar producing areas;

  •
  the assumed effects of regulations by governmental agencies;

  •
  assumptions concerning future oil and gas prices; and

  •
  assumptions concerning future operating costs, severance and excise taxes, development costs and workover and remedial costs.

        Because all reserve estimates are to some degree subjective, each of the following items may differ materially from those assumed in estimating proved reserves:

  •
  the quantities of oil and gas that are ultimately recovered;

  •
  the production and operating costs incurred;

  •
  the amount and timing of future development expenditures; and

  •
  future oil and gas sales prices.

        As of September 30, 2006, approximately 62% of our proved reserves were either proved undeveloped or proved non-producing. Estimates of proved undeveloped or proved non-producing reserves are even less reliable than estimates of proved developed producing reserves.

        Furthermore, different reserve engineers may make different estimates of reserves and cash flows based on the same available data. Our actual production, revenues and expenditures with respect to reserves will likely be different from estimates and the differences may be material. The discounted future net cash flows included in this prospectus should not be considered as the current market value of the estimated oil and gas reserves attributable to our properties. As required by the SEC, the estimated discounted future net cash flows from proved reserves are generally based on prices and costs as of the date of the estimate, while actual future prices and costs may be materially higher or lower. Actual future net cash flows also will be affected by factors such as:

  •
  the amount and timing of actual production;

  •
  supply and demand for oil and gas;

  •
  increases or decreases in consumption; and

  •
  changes in governmental regulations or taxation.

        In addition, the 10% discount factor, which is required by the SEC to be used to calculate discounted future net cash flows for reporting purposes, is not necessarily the most appropriate discount factor based on interest rates in effect from time to time and risks associated with us or the oil and gas industry in general.

        You should not assume that the present value of future net revenues from our proved reserves referred to in this prospectus is the current market value of our estimated oil and natural gas reserves. In accordance with SEC requirements, we generally base the estimated discounted future net cash flows from our proved reserves on prices and costs on the date of the estimate. Actual future prices and costs may differ materially from those used in the present value estimate. If gas prices decline by $1.00 per Mcf, then our PV-10 as of September 30, 2006 would decrease from $332 million to $252 million.

Our bank lenders can limit our borrowing capabilities, which may materially impact our operations.

        At December 15, 2006 our debt outstanding under our credit facility was approximately $16.0 million and we intend to use a portion of the proceeds from this offering to repay the outstanding balance under our credit facility. Our credit facility subjects us to a number of covenants that impose restrictions on us. Our credit facility also provides for periodic redeterminations of our borrowing base, which may affect our borrowing capacity. Redeterminations are based upon a number of factors, including commodity prices and reserve levels. In addition, our bank lenders have substantial flexibility to reduce our borrowing base due to subjective factors. Upon a redetermination, we could be required to repay a portion of our bank debt to the extent our outstanding borrowings at such time exceeds the redetermined borrowing base. We may not have sufficient funds to make such repayments, which could result in a default under the terms of the loan agreement and an acceleration of the loan.

        We intend to finance our development, acquisition and exploration activities with cash flow from operations, bank borrowings and other financing activities. In addition, we may significantly alter our capitalization to make future acquisitions or develop our properties. These changes in capitalization may significantly increase our level of debt. If we incur additional debt for these or other purposes, the related risks that we now face could intensify. A higher level of debt also increases the risk that we may default on our debt obligations. Our ability to meet our debt obligations and to reduce our level of debt depends on our future performance which is affected by general economic conditions and financial, business and other factors. Our level of debt affects our operations in several important ways, including the following:

  •
  a portion of our cash flow from operations is used to pay interest on borrowings;

  •
  the covenants contained in the agreements governing our debt limit our ability to borrow additional funds, pay dividends, dispose of assets or issue shares of preferred stock and otherwise may affect our flexibility in planning for, and reacting to, changes in business conditions;

  •
  a high level of debt may impair our ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions, general corporate or other purposes;

  •
  a leveraged financial position would make us more vulnerable to economic downturns and could limit our ability to withstand competitive pressures; and

  •
  any debt that we incur under our revolving credit facility will be at variable rates which makes us vulnerable to increases in interest rates.

We depend on our senior management team and other key personnel. Accordingly, the loss of any of these individuals could adversely affect our business, financial condition and the results of operations and future growth.

        Our success is largely dependent on the skills, experience and efforts of our people. The loss of the services of one or more members of our senior management team or of our other employees with critical skills needed to operate our business could have a negative effect on our business, financial conditions and results of operations and future growth. We have not entered into, and do not expect to enter into, employment agreements or non-competition agreements with any of our key employees, other than T. Scott Martin, our President and Chief Executive Officer. See "Management—Employment Agreements and Other Arrangements." Our ability to manage our growth, if any, will require us to continue to train, motivate and manage our employees and to attract, motivate and retain additional qualified personnel. Competition for these types of personnel is intense and we may not be successful in attracting, assimilating and retaining the personnel required to grow and operate our business profitably.

Market conditions or transportation impediments may hinder our access to oil and gas markets or delay our production.

        Market conditions, the unavailability of satisfactory oil and gas processing and transportation may hinder our access to oil and gas markets or delay our production. For example, in areas where we do not own the gathering system, such as in the Hugoton, production may be delayed from time to time while we await connection to the gathering system. The availability of a ready market for our oil and gas production depends on a number of factors, including the demand for and supply of oil and gas and the proximity of reserves to pipelines or trucking and terminal facilities. In addition, the amount of oil and gas that can be produced and sold is subject to curtailment in certain circumstances, such as pipeline interruptions due to scheduled and unscheduled maintenance, excessive pressure, physical damage to the gathering or transportation system or lack of contracted capacity on such systems. The curtailments arising from these and similar circumstances may last from a few days to several months, and we are often provided with limited, if any, notice as to when these circumstances will arise and their duration. As a result, we may not be able to sell our oil and gas production, we may have to transport our production by more expensive means, or we may be required to shut in gas wells or delay initial production until the necessary gathering and transportation systems are available. Any significant curtailment in gathering system or pipeline capacity, or significant delay in construction of necessary gathering and transportation facilities, could adversely affect our business, financial condition and results of operations.

We will require additional capital to fund our future activities. If we fail to obtain additional capital, we may not be able to implement fully our business plan, which could lead to a decline in reserves.

        We depend on our ability to obtain financing beyond our cash flow from operations. Historically, we have financed our business plan and operations primarily with internally generated cash flow, bank borrowings, and issuances of common stock. Our future contractual commitments from January 1, 2007 through December 31, 2011 total $45 million and include debt service, operating lease obligations, a firm drilling rig lease commitment and other obligations, collectively aggregating approximately $9 million during 2007, $18 million during 2008 to 2010, and $18 million during 2010 and 2011. We also require capital to fund our capital budget, which is expected to be approximately $130 million for 2007. In addition, approximately 62% of our total estimated proved reserves were undeveloped as of September 30, 2006. Recovery of such reserves will require significant capital expenditures and successful drilling operations. We will be required to meet our needs from our internally generated cash flow, debt financings, and equity financings.

        If our revenues decrease as a result of lower commodity prices, operating difficulties, declines in reserves or for any other reason, we may have limited ability to obtain the capital necessary to sustain our operations at current levels. We may, from time to time, need to seek additional financing. Our revolving credit facility contains covenants restricting our ability to incur additional indebtedness without the consent of the lender. If we incur additional debt, the related risks that we now face could intensify.

        Even if additional capital is needed, we may not be able to obtain debt or equity financing on terms favorable to us, or at all. If cash generated by operations or available under our revolving credit facility is not sufficient to meet our capital requirements, the failure to obtain additional financing could result in a curtailment of our operations relating to exploration and development of our projects, which in turn could lead to a possible loss of properties and a decline in our natural gas reserves.

The unavailability or high cost of drilling rigs, equipment, supplies, personnel, and oilfield services could adversely affect our ability to execute our exploration and development plans on a timely basis and within our budget.

        Our industry is cyclical, and from time to time there is a shortage of drilling rigs, equipment, supplies or qualified personnel. During these periods, the costs and delivery times of rigs, equipment, and supplies are substantially greater. As a result of historically strong prices of oil and gas, the demand for oilfield and drilling services has risen, and the costs of these services are increasing. For example, average day rates for land-based rigs have increased substantially during the last two years. We are particularly sensitive to higher rig costs and drilling rig availability, as we presently have two rigs under contract, with one rig under contract on a month-to-month basis. If the unavailability or high cost of drilling rigs, equipment, supplies, or qualified personnel were particularly severe in the areas where we operate, we could be materially and adversely affected.

Competition in the oil and gas industry is intense, and many of our competitors have resources that are greater than ours.

        We operate in a highly competitive environment for acquiring prospects and productive properties, marketing oil and gas and securing equipment and trained personnel. As a relatively small oil and gas company, many of our competitors, major and large independent oil and gas companies, possess and employ financial, technical and personnel resources substantially greater than ours. Those companies may be able to develop and acquire more prospects and productive properties than our financial or personnel resources permit. Our ability to acquire additional prospects and discover reserves in the future will depend on our ability to evaluate and select suitable properties and consummate transactions in a highly competitive environment. Also, there is substantial competition for capital available for investment in the oil and gas industry. Larger competitors may be better able to withstand sustained periods of unsuccessful drilling and absorb the burden of changes in laws and regulations more easily than we can, which would adversely affect our competitive position. We may not be able to compete successfully in the future in acquiring prospective reserves, developing reserves, marketing hydrocarbons, attracting and retaining quality personnel and raising additional capital.

Operating hazards, natural disasters or other interruptions of our operations including, with respect to our Texas and Louisiana operations, those from hurricanes, could result in potential liabilities, which may not be fully covered by our insurance.

        The oil and gas business involves certain operating hazards such as:

  •
  well blowouts;

  •
  cratering;

  •
  explosions;

  •
  uncontrollable flows of oil, gas or well fluids;

  •
  fires;

  •
  pollution; and

  •
  releases of toxic gas.

In addition, our operations in Texas and Louisiana are especially susceptible to damage from natural disasters such as hurricanes and involve increased risks of personal injury, property damage and marketing interruptions. The occurrence of one of these operating hazards may result in injury, loss of life, suspension of operations, environmental damage and remediation and/or governmental investigations and penalties. The payment of any of these liabilities could reduce, or even eliminate, the funds available for exploration, development, and acquisition, or could result in a loss of our properties.

        Our insurance policies provide limited coverage for losses or liabilities relating to pollution, with broader coverage for sudden and accidental occurrences. Our insurance might be inadequate to cover our liabilities. Insurance costs are expected to continue to increase over the next few years, and we may decrease coverage and retain more risk to mitigate future cost increases. If we incur substantial liability, and the damages are not covered by insurance or are in excess of policy limits, then our business, results of operations and financial condition may be materially adversely affected.

Environmental liabilities may expose us to significant costs and liabilities.

        We could incur significant environmental costs and liabilities in our oil and natural gas operations due to the handling of petroleum hydrocarbons and generated wastes, the occurrence of air emissions and water discharges from work-related activities, and the legacy of pollution from historical industry operations and waste disposal practices. Environmental liabilities may arise in both the exploration and production of oil and gas as well as in connection with our gas gathering operations. Joint and several, strict liability may be incurred under these environmental laws and regulations in connection with spills, leaks or releases of petroleum hydrocarbons and wastes on, under or from our properties and facilities, many of which have been used for exploration, production or development activities for many years, oftentimes by third parties not under our control. Private parties, including the owners of properties upon which we conduct drilling and production activities as well as facilities where our petroleum hydrocarbons or wastes are taken for reclamation or disposal, may also have the right to pursue legal actions to enforce compliance as well as to seek damages for non-compliance with environmental laws and regulations or for personal injury or property damage. In addition, changes in environmental laws and regulations occur frequently, and any such changes that result in more stringent and costly waste handling, storage, transport, disposal, or remediation requirements could have a material adverse effect on our production on our operations or financial position. We may not be able to recover some or any of these costs from insurance. See "Business—Environmental Regulation."

Our growth strategy could fail or present unanticipated problems for our business in the future, which could adversely affect our ability to make acquisitions or realize anticipated benefits of those acquisitions.

        Our growth strategy may include acquiring oil and gas businesses and properties. We may not be able to identify suitable acquisition opportunities or finance and complete any particular acquisition successfully.

        Furthermore, acquisitions involve a number of risks and challenges, including:

  •
  diversion of management's attention;

  •
  the need to integrate acquired operations;

  •
  potential loss of key employees of the acquired companies;

  •
  potential lack of operating experience in a geographic market of the acquired business; and

  •
  an increase in our expenses and working capital requirements.

        Any of these factors could adversely affect our ability to achieve anticipated levels of cash flows from the acquired businesses or realize other anticipated benefits of those acquisitions.

Risks Related to this Offering and Our Common Stock

We are controlled by principal stockholders whose interests may differ from your interests and who will be able to exert significant influence over corporate decisions.

        Yorktown Energy Partners V, L.P. and Yorktown Energy Partners VI, L.P., or collectively, Yorktown, own approximately 61.3% of our outstanding common stock. After giving effect to this offering, Yorktown will continue to beneficially own approximately 55.1% of our outstanding common stock (54.3% if the over-allotment option is exercised in full). In addition, two Yorktown representatives serve on our board of directors, and our directors, officers and their affiliates will beneficially own or control approximately 64.3% of our common stock outstanding (63.4% if the over-allotment option is exercised in full). See "Security Ownership of Certain Beneficial Owners and Management." As a result of this ownership, Yorktown will have the ability to nominate all our directors and will have the ability to control the vote in any election of directors. Yorktown will also have control over our decisions to enter into significant corporate transactions and, in its capacity as our majority stockholder, will have the ability to prevent any transactions that it does not believe are in

Yorktown's best interest. As a result, Yorktown will be able to control, directly or indirectly and subject to applicable law, all matters affecting us, including the following:

  •
  any determination with respect to our business direction and policies, including the appointment and removal of officers;

  •
  any determinations with respect to mergers, business combinations or dispositions of assets;

  •
  our capital structure;

  •
  compensation, option programs and other human resources policy decisions;

  •
  changes to other agreements that may adversely affect us; and

  •
  the payment of dividends on our common stock.

        Yorktown may also have an interest in pursuing transactions that, in their judgment, enhance the value of their respective equity investments in our company, even though those transactions may involve risks to you as a minority stockholder. In addition, circumstances could arise under which their interests could be in conflict with the interests of our other stockholders or you, a minority stockholder. Also, Yorktown and its affiliates have and may in the future make significant investments in other companies, some of which may be competitors. Yorktown and its affiliates are not obligated to advise us of any investment or business opportunities of which they are aware, and they are not restricted or prohibited from competing with us.

There has been no public market for our common stock, and our stock price may fluctuate significantly.

        There is currently no public market for our common stock, and an active trading market may not develop or be sustained after the sale of all of the shares covered by this prospectus. The market price of our common stock could fluctuate significantly as a result of:

  •
  our operating and financial performance and prospects;

  •
  quarterly variations in the rate of growth of our financial indicators, such as net income per share, net income and revenues;

  •
  changes in revenue or earnings estimates or publication of research reports by analysts about us or the exploration and production industry;

  •
  liquidity and registering our common stock for public resale;

  •
  actual or unanticipated variations in our reserve estimates and quarterly operating results;

  •
  changes in oil and gas prices;

  •
  speculation in the press or investment community;

  •
  sales of our common stock by our stockholders;

  •
  increases in our cost of capital;

  •
  changes in applicable laws or regulations, court rulings and enforcement and legal actions;

  •
  changes in market valuations of similar companies;

  •
  adverse market reaction to any increased indebtedness we incur in the future;

  •
  additions or departures of key management personnel;

  •
  actions by our stockholders;

  •
  general market and economic conditions, including the occurrence of events or trends affecting the price of natural gas; and

  •
  domestic and international economic, legal, and regulatory factors unrelated to our performance.

        If a trading market develops for our common stock, stock markets in general experience volatility that often is unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the trading price of our common stock.

The market price of our common stock could be adversely affected by sales of substantial amounts of our common stock in the public markets.

        We have recently filed two registration statements registering for resale the 12,400,000 shares of common stock that we sold in our private placement during July 2006. The sale of a large number of shares of our common stock pursuant to the resale registration statements, the perception that any such sale might occur, or the issuance of a large number of shares of our common stock in connection with future acquisitions, equity financings or otherwise, could cause the market price of our common stock to decline significantly. After the completion of this offering, we will have approximately 49.8 million shares of common stock issued and outstanding, including approximately 31.5 million shares of our common stock held or controlled by our executive officers and directors which are or will be eligible for sale under Rule 144 after the expiration of the 180-day lock-up period that is applicable to our executive officers, directors, and certain of our stockholders following the completion of this offering. All of the shares of common stock sold in this offering will be freely tradable without restriction or further registration under the Securities Act by persons other than our "affiliates" (within the meaning of Rule 144 under the Securities Act) immediately upon completion of this offering, subject to the 180-day lock-up period. Additionally, we may file one or more registration statements with the Securities and Exchange Commission providing for the registration of up to approximately 3.6 million additional shares of our common stock issued or reserved for issuance under our employee plans, all of which will be eligible for sale without further registration under the Securities Act.

We do not anticipate paying any dividends on our common stock in the foreseeable future.

        We do not expect to declare or pay any cash or other dividends in the foreseeable future on our common stock, as we intend to use cash flow generated by operations to expand our business. Our credit facility will restrict our ability to pay cash dividends on our common stock, and we may also enter into credit agreements or other borrowing arrangements in the future that restrict our ability to declare or pay cash dividends on our common stock.

You may experience dilution of your ownership interests due to the future issuance of additional shares of our common stock.

        We may in the future issue our previously authorized and unissued securities, resulting in the dilution of the ownership interests of our present stockholders and purchasers of common stock offered hereby. We are currently authorized to issue 125,000,000 shares of common stock and 10,000,000 shares of preferred stock with preferences and rights as determined by our board of directors. The potential issuance of such additional shares of common stock may create downward pressure on the trading price of our common stock. We may also issue additional shares of our common stock or other securities that are convertible into or exercisable for common stock in connection with the hiring of personnel, future acquisitions, future public offerings or private placements of our securities for capital raising purposes, or for other business purposes.

Provisions under Delaware law, our certificate of incorporation and bylaws could delay or prevent a change in control of our company, which could adversely affect the price of our common stock.

        The existence of some provisions under Delaware law, our certificate of incorporation and bylaws could delay or prevent a change in control of our company, which could adversely affect the price of our common stock. For example, our certificate of incorporation and bylaws provide that no stockholder shall have the right to call a special meeting of the stockholders. In addition, Delaware law imposes restrictions on mergers and other business combinations between us and any holder of 15% or more of our outstanding common stock.

Based on an assumed initial public offering price of $15.00 per share, purchasers of common stock in this offering will experience immediate and substantial dilution of $10.13 per share.

        Based on an assumed initial public offering price of $15.00 per share, purchasers of our common stock in this offering will experience an immediate and substantial dilution of $10.13 per share in the as adjusted net tangible book value per share of common stock from the initial public offering price, and our as adjusted net tangible book value as of September 30, 2006 after giving effect to this offering would be $4.87 per share. See "Dilution."

We will incur increased costs as a result of being a public company.

        As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. The U.S. Sarbanes-Oxley Act of 2002 and related rules of the U.S. Securities and Exchange Commission, or SEC, and the Nasdaq Global Market regulate corporate governance practices of public companies. We expect that compliance with these public company requirements will increase our costs and make some activities more time consuming. For example, we have created new board committees, and we will adopt new internal controls and disclosure controls and procedures. In addition, we will incur additional expenses associated with our SEC reporting requirements. A number of those requirements will require us to carry out activities we have not conducted previously. For example, under Section 404 of the Sarbanes-Oxley Act, for our annual report on Form 10-K for 2008, we will need to document and test our internal control procedures, our management will need to assess and report on our internal control over financial reporting and our independent accountants will need to issue an opinion on that assessment and the effectiveness of those controls. Furthermore, if we identify any issues in complying with those requirements (for example, if we or our independent auditors identified a material weakness or significant deficiency in our internal control over financial reporting), we could incur additional costs rectifying those issues, and the existence of those issues could adversely affect us, our reputation or investor perceptions of us. We also expect that it could be difficult and will be significantly more expensive to obtain directors' and officers' liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified persons to serve on our board of directors or as executive officers. Advocacy efforts by stockholders and third parties may also prompt even more changes in governance and reporting requirements. We cannot predict or estimate the amount of additional costs we may incur or the timing of such costs.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

        Various statements in this prospectus, including those that express a belief, expectation, or intention, as well as those that are not statements of historical fact, are forward-looking statements. The forward-looking statements may include projections and estimates concerning the timing and success of specific projects and our future reserves, production, revenues, income, and capital spending. When we use the words "believe," "intend," "expect," "may," "should," "anticipate," "could," "estimate," "plan," "predict," "project," or their negatives, other similar expressions, or the statements that include those words are usually forward-looking statements.

        The forward-looking statements contained in this prospectus are largely based on our expectations, which reflect estimates and assumptions made by our management. These estimates and assumptions reflect our best judgment based on currently known market conditions and other factors. Although we believe such estimates and assumptions to be reasonable, they are inherently uncertain and involve a number of risks and uncertainties that are beyond our control. In addition, management's assumptions about future events may prove to be inaccurate. Management cautions all readers that the forward-looking statements contained in this prospectus are not guarantees of future performance, and we cannot assure any reader that such statements will be realized or the forward-looking events and circumstances will occur. Actual results may differ materially from those anticipated or implied in the forward-looking statements due to the factors listed in the "Risk Factors" section and elsewhere in this prospectus. All forward-looking statements speak only as of the date of this prospectus. We do not intend to publicly update or revise any forward-looking statements as a result of new information, future events or otherwise. These cautionary statements qualify all forward-looking statements attributable to us, or persons acting on our behalf. The risks, contingencies and uncertainties relate to, among other matters, the following:

  •
  our business strategy;

  •
  our financial position;

  •
  our cash flow and liquidity;

  •
  declines in the prices we receive for our oil and gas affecting our operating results and cash flows;

  •
  economic slowdowns that can adversely affect consumption of oil and gas by businesses and consumers;

  •
  uncertainties in estimating our oil and gas reserves;

  •
  replacing our oil and gas reserves;

  •
  uncertainties in exploring for and producing oil and gas;

  •
  our inability to obtain additional financing necessary in order to fund our operations, capital expenditures, and to meet our other obligations;

  •
  availability of drilling and production equipment and field service providers;

  •
  disruptions capacity constraints in, or other limitations on the pipeline systems which deliver our gas and other processing and transportation considerations;

  •
  competition in the oil and gas industry;

  •
  our inability to retain and attract key personnel;

  •
  the effects of government regulation and permitting and other legal requirements;

  •
  costs associated with perfecting title for mineral rights in some of our properties; and

  •
  other factors discussed under "Risk Factors."

USE OF PROCEEDS

        We estimate that the net proceeds to us from the sale of common stock in this offering will be approximately $68,500,000, based on an offering price of $15.00 per share, and after deducting the underwriting discount and estimated offering expenses of $6,500,000 payable by us. Each dollar increase (decrease) in the per share offering price will increase (decrease) the amount of net proceeds we receive from this offering by $4,650,000.

        The following is a summary of the use of proceeds:

Payment of amount outstanding under credit facility	$16,000,000
Capital expenditures	52,500,000

Total Proceeds	$68,500,000

        For a discussion of our expected 2007 capital expenditures, please see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Future Capital Expenditures for 2006 and 2007." If the underwriters exercise their over-allotment option in full, we estimate that the net proceeds to us will increase by approximately $                after deducting underwriters' discounts. We intend to use any net proceeds from the exercise of the over-allotment option to fund an additional portion of our expected 2007 capital expenditures and for other general corporate purposes.

        At December 15, 2006, total borrowings under our credit facility were approximately $16.0 million with an interest rate of 6.63%. We incurred the debt under the credit facility principally to meet our capital expenditure requirements. We believe that we will have no outstanding indebtedness under our credit facility after the closing of this offering, leaving us with approximately $110 million available for future borrowings under our credit facility. Please see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Credit Facility" for a description of our credit facility. Also, see "Prospectus Summary—Summary of Capital Expenditures."

        We will not receive any proceeds from the sale of shares of common stock by the selling stockholders.

DIVIDEND POLICY

        We do not expect to declare or pay any cash or other dividends in the foreseeable future on our common stock, as we intend to reinvest cash flow generated by operations in our business. Our credit facility currently limits our ability to pay cash dividends on our common stock, and we may also enter into credit agreements or other borrowing arrangements in the future that prohibit or restrict our ability to declare or pay cash dividends on our common stock.

CAPITALIZATION

        The following table sets forth our cash and capitalization as of September 30, 2006 on an actual historical basis and on an as adjusted basis after giving effect to this offering, based on an assumed offering price of $15.00 per share, net of the offering expenses and underwriters' discount, and the application of the estimated net proceeds as described above under "Use of Proceeds."

        You should refer to "Summary Combined Historical Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the annual and unaudited interim combined financial statements included elsewhere in this prospectus in evaluating the material presented below.

	As of September 30, 2006
	Actual	As Adjusted
	(In thousands)
Cash	$5,560	$69,060

Notes payable(1)	$5,000	$—

Stockholders' equity:
Common stock	$45	$50
Additional paid-in capital	144,819	213,314
Retained earnings	30,846	30,846
Accumulated other comprehensive income	1,198	1,198

Total stockholders' equity	$176,908	$245,408

Total capitalization	$181,908	$245,408

(1)
As of December 15, 2006, we had an outstanding balance under our credit facility of $16.0 million.

DILUTION

        At September 30, 2006, the net tangible book value per share of our common stock was $3.89. Net tangible book value per share is determined by dividing our tangible net worth (tangible assets less total liabilities) by the total number of outstanding shares of common stock. After giving effect to the sale of the shares in this offering and based on an assumed offering price of $15.00 per share, assuming the receipt of the estimated net proceeds, after deducting the estimated discounts and offering expenses, our net tangible book value at September 30, 2006 would have been approximately $4.87 per share. This represents an immediate and substantial increase in the net tangible book value of $0.98 per share to existing stockholders and an immediate dilution of $10.13 per share to new investors purchasing common stock in this offering, resulting from the difference between the offering price and the net tangible book value after this offering. The following table illustrates the per share dilution to new investors purchasing common stock in this offering:

Offering price per share		$15.00
Net tangible book value per share at September 30, 2006	$3.89
Increase per share attributable to new investors	$0.98

As adjusted net tangible book value per share after this offering		$4.87

Dilution per share to new investors		$10.13

        The following table sets forth, at September 30, 2006, the number of shares of common stock to be sold in this offering, the net tangible book value as of September 30, 2006, on a percentage basis, and the net tangible book value per common share based on the average of the total contributions:

	Shares Issued		Total Consideration
Average Consideration Per Share
	Number	Percent	Amount	Percent
($ in thousands, except per share data)
Shares issued in this offering(1)
Shares owned by existing stockholders

Total

(1)
Excludes shares being sold by the selling stockholders and any shares issued to the selling stockholders prior to the closing of this offering due to the exercise of stock options. The total consideration of $     million equals the $     million of gross proceeds from this offering less the $     million underwriters' discount and offering expenses of approximately $    .

        If the underwriters' over-allotment option to purchase additional shares is exercised in full, the number of shares held by new investors will be increased to     or approximately    of the total number of shares of common stock outstanding immediately following this offering.

        The data in the above table exclude 2,637,860 shares of common stock subject to options outstanding as of September 30, 2006, which have a weighted average exercise price ranging from $1.76 per share to $4.94 per share. As of September 30, 2006, options to purchase 1,649,229 of our common stock were currently exercisable. If these options were exercised at the average exercise price, the additional dilution per share to new investors would be $4.72.

UNAUDITED PRO FORMA FINANCIAL STATEMENTS

        On April 29, 2005, we completed our acquisition of Presco Western, LLC, which was a party to a farmout of 651,000 gross (631,000 net) acres in the Hugoton field in Kansas for approximately $45 million in cash. On August 31, 2005 we acquired additional interests in existing properties located in Shelby County, Texas (the "Shelby County Acquisition Properties") from one of our minority stockholders for $26 million in cash.

        The following unaudited pro forma financial information shows the pro forma effect of the acquisition of Presco Western and the Shelby County Acquisition Properties. A pro forma balance sheet has not been presented since the acquisitions were reflected in the December 31, 2005 balance sheet of Ellora Energy Inc. and Affiliated Entities, located elsewhere in this prospectus. The unaudited pro forma statement of operations for the year ended December 31, 2005 was prepared as if the acquisitions had occurred at January 1, 2005.

        The accompanying financial statements for Presco Western, LLC were derived from the historical accounting records of the sellers. The accompanying statements of revenues and direct operating expenses for the Shelby County Acquisition Properties were derived from our historical accounting records as we were the operator of these properties prior to the acquisition of the additional interest from an individual who held these properties as an investment. For more information, see "Certain Relationships and Related Party Transactions." Although the statements of revenue less direct operating expense for the Shelby County Acquisition Properties do not include depreciation, depletion and amortization, income taxes or interest expense as described in Note 2, these costs have been included on a pro forma basis. No pro forma general and administrative expenses were incurred as a result of the acquisition of the Shelby County Acquisition Properties, as Ellora was the operator of the properties prior to the Shelby County Acquisition. No additional incremental costs or expenses are anticipated from this acquisition.

        The following unaudited pro forma financial statements do not purport to represent what our results of operations would have been if this acquisition had occurred on January 1, 2005. These unaudited pro forma financial statements should be read in conjunction with our historical financial statements and related notes for the periods presented.

 UNAUDITED CONDENSED PRO FORMA STATEMENT OF OPERATIONS
AND STATEMENT OF REVENUE AND DIRECT OPERATING EXPENSE
FOR THE YEAR ENDED DECEMBER 31, 2005
(in thousands, except per share data)

	Ellora Energy Inc. Combined Year Ended December 31, 2005	Presco Western, LLC Three Months Ended March 31, 2005	Presco Western, LLC Pro Forma Adjustments (Note 1)	Pro Forma Combined Statement of Operations Year Ended December 31, 2005	Shelby County Acquisition Properties Six Months Ended June 30, 2005	Pro Forma Combined Statement of Revenue and Direct Operating Expense Year Ended December 31, 2005
Revenue:
Oil and gas sales	$47,595	$1,635	$—	$49,230	$2,559	$51,789	*
Gas aggregation and pipeline sales	5,586	—	—	5,586
(Loss) on oil and gas hedging activities	(115)	—	—	(115)
Interest income and other	16	12	—	28

Total revenue	53,082	1,647	—	54,729

Costs and Expenses:
Lease operating expense	6,141	241	—	6,382	279	6,661	*
Production taxes	1,813	60	—	1,873	71	1,944	*
Gas aggregation and pipeline cost of sales	4,020	—	—	4,020
Depreciation, depletion and amortization	8,189	81	408	8,678
Exploration	422	—	—	422
General and administrative	11,766	223	—	11,989
Interest expense	716	—	—	716

Total costs and expenses	33,067	605	408	34,080

Income Before Taxes	20,015	1,042	(408)	20,649
Deferred income tax expense	(9,234)	—	(241)	(9,475)

Net Income	$10,781	$1,042	$(649)	$11,174

Earnings (loss) per share – basic	$0.28			$0.29
Earnings (loss) per share – diluted	$0.27			$0.28

Weighted average common shares outstanding – basic	38,753			38,753

Weighted average common shares outstanding – diluted	40,210			40,210

*
Historical depreciation, depletion and amortization expense and general and administrative expense are not presented, as such information is not available from the entity selling the Shelby County Acquisition Properties. Accordingly, the historical statement of revenue and direct operating expense is presented in lieu of the statement of operations.

See accompanying notes to these financial statements.

NOTES TO THE UNAUDITED PRO FORMA STATEMENTS OF OPERATIONS

1.    PRESCO WESTERN, LLC PRO FORMA ADJUSTMENTS FOR THE YEAR ENDED DECEMBER 31, 2005:

  The accompanying unaudited pro forma statement of operations for the year ended December 31, 2005 assumes that the acquisition of Presco Western, LLC occurred as of January 1, 2005. The following adjustments have been made to the accompanying pro forma statement of operations for the year ended December 31, 2005:

    Depletion, Depreciation and Amortization—To record pro forma depletion expense giving effect to the acquisition of Presco Western, LLC. The expense was calculated using estimated proved reserves as of the beginning of the period, production for the applicable period, and the purchase price of $45,000,000. No portion of the purchase price was allocated to unproved properties as the properties were evaluated and purchased based solely upon the proved properties.

    Income Taxes—To record income taxes related to pre-tax income from the acquisition of Presco Western, LLC for the year ended December 31, 2005, based on our effective tax rate of 38%.

SELECTED COMBINED HISTORICAL FINANCIAL DATA

        The following table shows the selected combined historical financial data as of and for each of the four years ended December 31, 2002, 2003, 2004 and 2005 and the unaudited selected combined historical financial data as of and for each of the nine-month periods ended September 30, 2005 and 2006 for Ellora Energy Inc. You should read the following summary combined historical financial information together with the combined financial statements and related notes included elsewhere in this prospectus. The selected historical consolidated financial and operating data for the three years ended December 31, 2003, 2004 and 2005 are derived from our audited financial statements included herein. The selected historical consolidated financial and operating data for the year ended December 31, 2002 was derived from our financial statements not included herein. The data for the nine-month periods ended September 30, 2005 and 2006 were derived from the unaudited combined interim financial statements also included in this prospectus. The summary combined historical results are not necessarily indicative of results to be expected in future periods.

	Period from Inception April 1, 2002 to December 31, 2002				Nine Months Ended September 30,
		Year Ended December 31,
		2003	2004	2005	2005	2006
					(Unaudited)
	(In thousands, except per share data)
Operating Results Data
Revenue:
Oil and gas sales	$5,167	$11,810	$22,780	$47,595	$31,951	$39,082
Gas aggregation, pipeline sales and other	431	365	1,491	5,487	4,385	9,501

Total revenue	5,598	12,175	24,271	53,082	36,336	48,583
Costs and expenses:
Lease operating expense	1,260	2,580	4,539	6,141	3,231	7,726
Production taxes	358	473	1,291	1,813	807	1,362
Gas aggregation and pipeline cost of sales	—	—	1,316	4,020	3,817	3,354
Depreciation, depletion and amortization	1,557	1,432	3,479	8,189	5,948	8,032
Exploration	—	—	—	422	—	1,883
General and administrative	929	2,497	3,407	11,766	10,398	8,197
Interest	155	219	355	716	268	1,211

Total costs and expenses	4,259	7,201	14,387	33,067	24,469	31,765

Income before provision for income taxes	1,339	4,974	9,884	20,015	11,867	16,818
Current income tax expense (benefit)	298	(254)	—	—	—	—
Provision for deferred income taxes	243	2,053	3,850	9,234	6,355	6,790

Cumulative effect of accounting change	—	30	—	—	—	—

Net income	$798	$3,205	$6,034	$10,781	$5,512	$10,028

Net income per common share:
Basic	$0.04	$0.15	$0.22	$0.28	$0.15	$0.23
Diluted	$0.04	$0.15	$0.22	$0.27	$0.14	$0.22
	As of December 31,
					As of September 30, 2006
	2002	2003	2004	2005
					(Unaudited)
	(In thousands)
Balance Sheet Data
Property and equipment, net, successful efforts method	$26,354	$44,566	$70,811	$170,094	$206,763
Total assets	33,805	51,681	80,206	192,300	222,619
Notes payable	5,783	6,333	10,683	25,750	5,000
Stockholders' equity	24,320	37,423	51,757	131,669	176,908
Working capital (deficiency)	2,463	96	(1,581)	3,648	(2,147)

	Period from Inception April 1, 2002 to December 31, 2002				Nine Months Ended September 30,
		Year Ended December 31,
		2003	2004	2005	2005	2006
					(Unaudited)
	(In thousands)
Other Financial Data
Net cash provided (used) by:
Operating activities	$3,769	$6,746	$16,313	$30,166	$17,515	$32,277
Investing activities	(18,511)	(19,165)	(27,491)	(106,355)	(93,435)	(41,331)
Financing activities	18,289	10,448	12,350	76,602	79,317	11,453
EBITDA(1)	$3,051	$6,655	$13,718	$33,777	$22,940	$27,109

(1)
See "—Reconciliation of Non-GAAP Financial Measures" below for additional information.

Reconciliation of Non-GAAP Financial Measures

        The following table shows our reconciliation of our PV-10 to our standardized measure of discounted future net cash flows (the most directly comparable measure calculated and presented in accordance with GAAP). PV-10 is our estimate of the present value of future net revenues from estimated proved natural gas reserves after deducting estimated production and ad valorem taxes, future capital costs and operating expenses, but before deducting any estimates of future income taxes. The estimated future net revenues are discounted at an annual rate of 10% to determine their "present value." We believe PV-10 to be an important measure for evaluating the relative significance of our oil and natural gas properties and that the presentation of the non-GAAP financial measure of PV-10 provides useful information to investors because it is widely used by professional analysts and sophisticated investors in evaluating oil and gas companies. Because there are many unique factors that can impact an individual company when estimating the amount of future income taxes to be paid, we believe the use of a pre-tax measure is valuable for evaluating our company. We believe that most other companies in the oil and gas industry calculate PV-10 on the same basis. PV-10 should not be considered as an alternative to the standardized measure of discounted future net cash flows as computed under GAAP.

As of December 31, 2005
PV-10	$664,740
Less: Undiscounted income taxes	(540,603)
Plus: 10% discount factor	307,523

Discounted income taxes	233,080

Standardized measure of discounted future net cash flows	$431,660

        The following table reconciles our net income to EBITDA. EBITDA is defined as net income or loss before interest, income taxes, non-cash compensation, depreciation, depletion and amortization. We have reported EBITDA because we believe EBITDA is useful to investors as an indicator of a company's operating performance and ability to incur and service debt. Management also believes that EBITDA facilitates investors in comparing a company's performance on a consistent basis without regard to capital structures or financing methods. One of the loan covenants in our credit agreement is a measurement of EBITDA plus exploration costs, which is referred to as EBITDAX, compared to total debt outstanding. Our exploration costs are disclosed in our financial statements as a separate line item and include exploratory dry holes, geologic and geophysical costs, and delay rentals.

        While we have disclosed our EBITDA to permit a more complete comparative analysis of our operating performance and debt servicing ability relative to other companies, investors should be cautioned that EBITDA as reported by us may not be comparable in all instances to EBITDA as reported by other companies. In addition, EBITDA amounts may not be fully available for management's discretionary use, due to the requirements to conserve funds for capital expenditures, debt service or other commitments. EBITDA should not be considered in isolation or as a substitute for net income, operating income, net cash provided by operating activities or any other measure of financial performance presented in accordance with generally accepted accounting principles.

	Period from Inception April 1, 2002 to December 31, 2002				Nine Months Ended September 30,
		Year Ended December 31,
		2003	2004	2005	2005	2006
					(Unaudited)
	(In thousands)
Net income	$798	$3,205	$6,034	$10,781	$5,512	$10,028
Income taxes	541	1,799	3,850	9,234	6,355	6,790
Non-cash compensation	—	—	—	4,857	4,857	1,048
Depreciation, depletion and amortization	1,557	1,432	3,479	8,189	5,948	8,032
Interest	155	219	355	716	268	1,211

EBITDA	3,051	$6,655	$13,718	$33,777	$22,940	$27,109

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

        The following discussion is intended to assist in understanding our results of operations and our present financial condition. Our combined financial statements and the accompanying notes included elsewhere in this prospectus contain additional information that should be referred to when reviewing this material. Statements in this discussion may be forward-looking. These forward-looking statements involve risks and uncertainties, which could cause actual results to differ from those expressed.

Overview

        We are an independent oil and gas company engaged in the acquisition, development, production and exploration of onshore U.S. oil and gas properties. We own and operate an 80 mile pipeline in East Texas that gathers and transports gas in the area for delivery to other pipelines. Our properties are concentrated in East Texas and in the Hugoton field in southwest Kansas. We have increased our proved reserves and production primarily through acquisitions in conjunction with an active drilling program. From inception (April 2002) we have acquired approximately 131 Bcfe of proved reserves for approximately $97.7 million. During 2005, excluding acquisitions, we replaced approximately 312% of our production organically. The reserve additions were driven by the continued development and exploration of the Huxley and East Bridges fields in East Texas and by the 3-D seismic supported drilling in the Hugoton field in southwest Kansas. During 2005, we participated in the drilling of 23 wells of which 20 were successfully completed for a success rate of 87%. Additionally, during the nine months ended September 30, 2006, we drilled 32 wells, 26 of which were successfully completed for a success rate of 81%.

        We continually evaluate opportunities to expand our position in our core areas. Since inception, we have closed three additional East Texas acquisitions: two consisting of reserve acquisitions, and the third increasing our pipeline ownership to 100%. The total cost of these acquisitions was approximately $41.7 million.

        Our financial results depend upon many factors, particularly the price of oil and gas. Commodity prices are affected by changes in market demand, which is impacted by overall economic activity, weather, pipeline capacity constraints, inventory storage levels, basis differentials and other factors. As a result, we cannot accurately predict future oil and gas prices, and therefore, we cannot determine what effect increases or decreases will have on our capital program, production volumes and future revenues. In addition to production volumes and commodity prices, finding and developing sufficient amounts of oil and gas reserves at economical costs are critical to our long-term success.

        We have identified the impact of generally higher commodity prices in the last several years as compared to prior periods as an important trend that we expect to affect our business in the future. If commodity prices continue at present relatively high levels or increase, we would expect this trend to result not only in increased revenue from the increased commodity prices, but also in an increasingly competitive environment for good drilling prospects, qualified geological and technical personnel and oil field services, including rigs. Increasing competition in these areas, which we expect to increase so long as commodity prices remain relatively high, will likely result in higher costs in these areas, and could result in unavailability of drilling rigs, and thus could affect the profitability of our future operations. We may not be able to compete successfully in the future with larger competitors in acquiring prospective reserves, developing reserves, marketing hydrocarbons, attracting and retaining quality personnel and raising additional capital.

Critical Accounting Policies and Estimates

        The discussion and analysis of our financial condition and results of operations are based upon our combined financial statements, which have been prepared in accordance with accounting policies generally accepted in the United States of America. The preparation of our combined financial statements requires us to make estimates and assumptions that affect our reported results of operations and the amount of reported assets, liabilities and proved oil and gas reserves. Some accounting policies involve judgments and uncertainties to such an extent that there is reasonable likelihood that materially different amounts could have been reported under different conditions, or if different assumptions had been used. Actual results may differ from the estimates and assumptions used in the preparation of our combined financial statements. Described below are the most significant policies we apply in preparing our combined financial statements some of which are subject to alternative treatments under accounting policies generally accepted in the United States of America. We also describe the most significant estimates and assumptions we make in applying these policies. See notes to the financial statements under the heading "Summary of Significant Accounting Policies" for additional accounting policies and estimates by management.

  Oil and Gas Activities

        Accounting for oil and gas activities is subject to special, unique rules. We utilize the successful efforts method for accounting for our oil and gas activities. The significant principles for this method are:

  •
  Geological and geophysical evaluation costs are expensed as incurred.

  •
  Dry holes for exploratory wells are expensed. Dry holes for developmental wells are capitalized.

  •
  Impairments of properties, if any, are based on the evaluation of the carrying value of properties against their fair value based upon pools of properties grouped by geographical and geological conformity.

        Our engineering estimates of proved oil and gas reserves directly impact financial accounting estimates including depletion, depreciation, and amortization expense; evaluation of impairment of properties and the calculation of plugging and abandonment liabilities. Proved oil and gas reserves are the estimated quantities of oil and gas that geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under period-end economic and operating conditions. The process of estimating quantities of proved reserves is very complex, requiring significant subjective decisions in the evaluation of all geological, engineering and economic data for each reservoir. The data for any reservoir may change substantially over time as a result of changing results from operational activity and results. Changes in commodity prices, operation costs and techniques will also change and change the overall evaluation of reservoirs.

        Our estimated proved reserves as of December 31, 2005 are based on a reserve report prepared by us and audited by MHA Petroleum Consultants, Inc. and our estimated proved reserves as of June 30, 2006 are based on a reserve report prepared by MHA. The estimates of our proved reserves as of September 30, 2006 are based on a modified roll forward of our report of proved reserves as of June 30, 2006.

  Derivative Instruments and Hedging Activities

        We enter into derivative contracts to hedge future gas and crude oil production to mitigate a portion of the risk of market price fluctuations.

        To designate a derivative as a cash flow hedge, we document at the hedge's inception our assessment as to whether the derivative will be highly effective in offsetting expected changes in cash flows from the item hedged. This assessment, which is updated at least quarterly, is generally based on the most recent relevant historical correlation between the derivative and the item hedged. The ineffective portion of the hedge, if any, is calculated as the difference between the change in fair value of the derivative and the estimated change in cash flows from the item hedged.

        If, during the derivative's term, we determine the hedge is no longer highly effective, hedge accounting is prospectively discontinued and any remaining unrealized gains or losses on the effective portion of the derivative are reclassified to earnings when the underlying transaction occurs. If it is determined that the designated hedge transaction is not likely to occur, any unrealized gains or losses are recognized immediately in the consolidated statements of income as a derivative fair value gain or loss.

Recent Accounting Pronouncements

        On December 16, 2004, the Financial Accounting Standards Board ("FASB") published Statement of Financial Accounting Standards No. 123 (Revised 2004), "Share Based Payment" ("SFAS 123(R)"). SFAS 123(R) requires that compensation cost related to share based payment transactions be recognized in the financial statements. Share based payment transactions within the scope of SFAS 123(R) include stock options, restricted stock plans, performance based awards, stock appreciation rights, and employee share purchase plans. The provisions of SFAS 123(R) were effective for us as of the first annual reporting period beginning after December 15, 2005. Accordingly, we implemented the revised standard in the first quarter of 2006.

        In March 2005, the Financial Accounting Standard Board (FASB) issued FASB Interpretation No. 47 (FIN 47), Accounting for Conditional Asset Retirement Obligations. This Interpretation clarifies the definition and treatment of conditional asset retirement obligations as discussed in FASB Statement No. 143, Accounting for Asset Retirement Obligations (FAS 143). A conditional asset retirement obligation is defined as an asset retirement activity in which the timing and/or method of settlement are dependent on future events that may be outside our control. FIN 47 states that we must record a liability when incurred for conditional asset retirement obligations if the fair value of the obligation is reasonably estimable. This interpretation is intended to provide more information about long-lived assets, future cash outflows for these obligations, and more consistent recognition of these liabilities. FIN 47 is effective for fiscal years ending after December 15, 2005. We do not believe that our financial position, results of operations or cash flows will be impacted by this Interpretation.

        In February 2006, the FASB issued FAS No. 155, "Accounting for Certain Hybrid Financial Instruments—an amendment of FASB Statements No. 133 and 140" ("FAS 155"). FAS 155 eliminates the exemption from applying FASB Statement No.133 to interests in securitized financial assets. FAS 155 is effective for the first fiscal year end that begins after September 15, 2006, which for us will be January 1, 2007. We do not believe adoption of FAS 155 will have a material impact on our financial position or results of operations.

        In June 2006, the FASB issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement No. 109" ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in a company's financial statements and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 will become effective for us on January 1, 2007. We are currently evaluating the impact of adopting FIN 48 on our financial position and results of operations.

        In September 2006, the FASB issued FAS No. 157, "Fair Value Measurements" ("FAS 157"). FAS 157 defines fair value to measure assets and liabilities, establishes a framework for measuring fair value, and requires additional disclosures about the use of fair value. FAS 157 is applicable whenever another accounting pronouncement requires or permits assets and liabilities to be measured at fair value. FAS 157 does not expand or require any new fair value measures. FAS 157 is effective for our fiscal year beginning January 1, 2008. We are currently evaluating the impact that the adoption of FAS 157 will have on our financial position or results of operations.

        In September 2006, the FASB issued FASB No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans-an amendment of FASB No. 87, 88, 106 and 132(R)." FASB No. 158 improves financial reporting by requiring an employer to recognize the over funded or under funded status of a defined benefit postretirement plan (other than a multiemployer plan) as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income. This Statement also improves financial reporting by requiring an employer to measure the funded status of a plan as of the date of its year-end statement of financial position, with limited exceptions. FASB No. 158 is effective as of the fiscal year ending after December 15, 2006. We do not believe the impact of FASB No. 158 will be material to our results of operations.

        In September 2006, the SEC issued Staff Accounting Bulletin No. 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements," ("SAB 108"). SAB 108 provides guidance on the consideration of effects of the prior year misstatements in quantifying current year misstatements for the purpose of a materiality assessment. The SEC staff believes registrants must quantify errors using both a balance sheet and income statement approach and evaluate whether either approach results in quantifying a misstatement that, when all relevant quantitative and qualitative factors are considered, is material. SAB 108 is effective for the first annual period ending after November 15, 2006 with early application encouraged. We plan to adopt SAB 108 in our fourth fiscal quarter of 2006. We are currently evaluating the impact of SAB 108 on our consolidated financial statements.

Effects of Inflation

        Inflation in the United States has been relatively low in recent years and did not have a material impact on our results of operations for the years ended December 31, 2003, 2004 or 2005 and the nine months ended September 30, 2006. Although the impact of inflation has been insignificant in recent years, it is still a factor in the United States economy and may increase the cost to acquire or replace property, plant and equipment. It may also increase the costs of labor and supplies. To the extent permitted by competition, regulation and our existing agreements, we have and will continue to pass along increased costs to our customers in the form of higher prices.

Stock Based and Other Compensation

        Our Amended and Restated 2006 Stock Incentive Plan allows grants of stock and or options to management and key employees. Granting of awards may increase our general and administrative expenses subject to the size and timing of the grants.

Public Company Expenses

        We believe that our general and administrative expenses will increase in connection with the completion of this offering. This increase will consist of legal and accounting fees and additional expenses associated with compliance with the Sarbanes-Oxley Act of 2002 and other regulations. We anticipate that our ongoing general and administrative expenses will also increase as a result of being a publicly traded company. This increase will be due primarily to the cost of accounting support services, filing annual and quarterly reports with the SEC, investor relations, directors' fees, directors' and officers' insurance, and registrar and transfer agent fees. As a result, we believe that our general and administrative expenses for future periods will increase significantly. Our consolidated financial statements following the completion of this offering will reflect the impact of these increased expenses and affect the comparability of our financial statements with periods prior to the completion of this offering.

Results of Operations

        In April 2005 we acquired Presco Western, LLC and in August 2005 we acquired additional acreage in Shelby County, Texas. These acquisitions substantially changed the magnitude of our operations and resulted in substantially increased production volumes for which the acquired properties were included in the 2005 results, together with corollary increases in related income and expenses.

        In April 2004, we acquired the 75% of the English Bay pipeline in East Texas that we did not own which increased our revenue and expenses related to our gas gathering assets in subsequent periods.

  Nine Months Ended September 30, 2005 and 2006

	Nine Months Ended September 30,
	2005	2006
Oil and gas sales	$31,951	$39,082
Net Production (MMcfe)	4,284	5,653
Average Sales Prices (per Mcfe) (before hedging)	$7.46	$6.91
Costs and expenses (in thousands):
Lease operating expenses	$3,231	$7,726
Production taxes	807	1,362
Depreciation, depletion and amortization	5,948	8,032
General and administration	10,398	8,197

        Oil and Gas Sales.    Our oil and gas revenues increased $7.1 million to $39.1 million in the first nine months of 2006 as compared to the first nine months of 2005. Sales are a function of sales volumes and average sales prices. All of the increase was attributable to higher volumes. The positive impact of the increased production was mitigated somewhat by lower commodity prices during the first nine months of 2006. Our equivalent volumes increased 32% due to acquisitions completed in 2005 and successful drilling activities over the past year that produced new sales volumes that more than offset natural production decline. Our average price for gas decreased for the nine months ended September 30, 2006 compared to the nine-month period in 2005, as natural gas prices decreased from an average of $7.46 per Mcfe to $6.91 per Mcfe. Thus, all of the increase in oil and gas sales is a result of production increases.

        Gas Aggregation and Pipeline Sales.    Gas aggregation and pipeline sales increased from $4.4 million to $4.9 million in the first nine months of 2006 compared to the first nine months of 2005, primarily as a result of increased volumes of third party gas being transported and, to a lesser extent, from the additional revenues derived from buying and selling pipeline gas. These revenues are derived strictly from transmission and sales of third party gas and gas transactions.

        Gain on Oil and Gas Hedging Activities.    In September 2005 we acquired puts at $11 and $10 per MMBtu for approximately 10% to 20% of our anticipated production in all months for the period October 2005 through January 2007 except April 2006. With the decline in natural gas prices, we recorded a $4.6 million gain as a result of these hedges during the nine months ended September 30, 2006.

        Lease Operating Expenses.    Our lease operating expenses increased $4.5 million for the first nine months of 2006 from the previous comparable period. The increase is primarily from costs associated with the new property acquisitions in 2005, the increased costs associated with oil field goods and services, and the expenses incurred applicable to workover operations associated with reentering a producing well to install hardware applicable to stimulation of an existing well.

        Production Taxes.    Our production taxes are generally calculated as a percentage of oil and gas sales revenue before the effects of hedging. We take full advantage of all credits and exemptions in various taxing authorities. During both years, we applied for and received significant refunds of production taxes for wells drilled in previous years. The tax amounts reflected in the accompanying financial statements are significantly below the anticipated rates due to refunds received.

        Depreciation, Depletion and Amortization.    Depreciation, depletion and amortization expenses increased to $8.0 million for the nine months ended September 30, 2006, an increase of $2.1 million from the comparative period in 2005. Almost all of this increase is a result of increased production derived from acquisition activity in 2005 and drilling activity over the last 12 months.

        Exploration.    We participated as a non-operator in a deep exploratory well in Louisiana that was a dry hole. Our portion of the cost of this dry hole was approximately $1.0 million. The remaining $883,000 of exploration costs were for geological and geophysical costs incurred in the third quarter of 2006.

        General and Administrative.    General and administrative costs declined from $10.4 million in the first nine months of 2005 to $8.2 million in the comparable period in 2006. In 2005, we granted shares of our common stock and modified a stock option agreement that required us to record $4.9 million as compensation expense because the shares were issued at a discount to fair market value.

        We have added significant personnel over the last 12 months. General and administrative costs, not including non-cash compensation, have remained relatively the same as personnel replaced and reduced the need for outside consultants and advisors.

        Interest.    Interest expense increased from $0.3 million in 2005 to $1.2 million in 2006. Interest costs are a function of amounts borrowed and the effective rate for borrowing. Average borrowed amounts outstanding increased over the last 12 months, and interest rates increased over that period of time as well.

        Income Taxes.    Income tax expense increased from $6.4 million in 2005 to $6.8 million in 2006. Income taxes reflect the amount of taxable income calculated for financial reporting multiplied by an effective tax rate. Our tax cost increased in 2006, as our net income before tax increased dramatically from $11.9 million to $16.8 million. However, income tax did not increase proportionately due to the 2005 non-cash stock compensation of $4.9 million not being considered a tax-deductible item.

  Year Ended December 31, 2004 and 2005

	Year Ended December 31,
	2004	2005
Net Production (MMcfe)	3,849	6,098
Average Sales Prices (per Mcfe) (before hedging)	$5.91	$7.81
Costs and expenses (in thousands):
Lease operating expenses	$4,539	$6,141
Production taxes	1,291	1,813
Depreciation, depletion and amortization	3,479	8,189
General and administration	3,407	11,766

        Oil and Gas Sales.    Oil and gas sales increased from $22.8 million to $47.6 million as a result of increased production from acquisitions made in 2005 and the success of our 2005 drilling program with 20.0 (18.6 net) successful wells out of a total of 23 wells drilled (21.6 net). In addition to a 58% increase in production, the average price for natural gas received by us increased 32% from $5.91 per Mcfe to $7.81 per Mcfe. The increase in the price of gas was the most significant factor in the increased oil and gas revenue. Natural gas sales represented 90% of total oil and gas sales in 2005 compared to 97% in 2004 as our Kansas operations acquired in 2005 have oil sales whereby our East Texas operations are almost all natural gas. Thus, 47% of the oil and gas sales increase was due to pricing and 53% was due to increased production.

        Gas Aggregation and Pipeline Sales.    These revenues increased from $1.1 million in 2005 to $5.6 million in 2005 as a result of our acquisition of the remaining 75% ownership of the English Bay Pipeline in 2004. Total throughput of the pipeline increased from 8,403 MMcf in 2004 to 11,640 MMcf in 2005, with 60% of this throughput being from third parties.

        Hedging Activities.    We had nominal hedging activity in 2005, and the loss of $115,000 reflects the premiums paid for floors offset by nominal payments from the third party trading company providing the hedging contracts. We had no hedging activity in 2004.

        Interest Income and Other.    Interest income and other revenues in 2005 declined from $272,000 in 2004 to $16,000 in 2005 as a result of significantly less excess cash balances available to us. Amounts invested by stockholders in 2004 created short term investments until acquisitions in 2004 were closed.

        Equity Investment Income.    The equity investment income in 2004 reflects the net income of English Bay Pipeline for the period we were a 25% owner of English Bay Pipeline. In April 2004, we acquired the remaining 75% interest in the English Bay Pipeline.

        Lease Operating Expense.    Lease operating expense increased as production increased. Our production increased 48% and the lease operating expenses increased from $4.5 million in 2004 to $6.1 million in 2005, an increase of 35%.

        Production Taxes.    The increase from $1.3 million in 2004 to $1.8 million in 2005 is a function of increased production and increased pricing offset by credits received applicable to prior years. These credits amounted to $0.6 million in 2005.

        Gas Aggregation and Pipeline Cost of Sales.    Costs in 2005 increased with revenues as we owned and operated the pipeline for a complete year in 2005. Costs in 2004 exceeded revenues, as we incurred significant costs to upgrade our pipeline operations and incurred significant costs to reengineer and move a significant portion of our leased compressor capacity. As a result of these improvements and increased revenues, revenues exceeded expenses in 2005.

        Depreciation, Depletion and Amortization (DD&A).    We had increased production in 2005 from 2004 which was reflected in an increased DD&A charge from $3.5 million in 2004 to $8.2 million in 2005. In addition, the charge per unit of production increased from $0.90 per Mcfe in 2004 to $1.34 in 2005.

        Exploration.    We hold almost all of our leasehold interest by production and thus incur nominal delay rentals. We had nominal charges in 2005 for geological evaluation costs and incurred no dry hole costs associated with exploratory drilling during the year. There were no exploration or geological evaluation charges in 2004.

        General and Administrative.    Costs increased significantly from 2004 to 2005 increasing from $3.4 million to $11.8 million in 2005. However, $4.9 million of this increase was applicable to a non-cash stock compensation charge. The increase in general and administrative expense, excluding the non-cash stock compensation charge, was principally due to the significant consulting and professional fees associated with our growth, and increased personnel and costs associated with supporting and housing employees and consultants.

        Interest Expense.    Interest expense increased $361,000 to $716,000 in 2005. The significant increase was a function of increased borrowings.

        Income Taxes.    We did not pay income taxes in 2004 or in 2005. The provision for income taxes in 2005 increased due to increased net income and because the non-cash stock expense was not a deductible item. Thus our effective income tax rate in 2005 was 46% compared to the expected 38% rate in 2004.

  Year Ended December 31, 2003 and 2004

	Year Ended December 31,
	2003	2004
Net Production (MMcfe)	2,872	3,849
Average Sales Prices (per Mcfe) (before hedging)	$4.03	$5.91
Costs and expenses (in thousands):
Lease operating expenses	$2,580	$4,539
Production taxes	473	1,291
Depreciation, depletion and amortization	1,432	3,479
General and administration	2,497	3,407

        Oil and Gas Sales.    Oil and gas sales increased from $11.8 million in 2003 to $22.8 million in 2004 as a result of acquisitions made in 2004 and the results of our drilling activities during 2004. We drilled and completed six successful wells during the year ended December 31, 2004 in the Huxley field in East Texas. We had no hedging activity in 2003 or 2004. The average price increase of $1.88 per Mcfe accounted for 65% of our revenue increase.

        Gas Aggregation, Pipeline Sales and Equity Investment Income.    We acquired the remaining 75% ownership of the English Bay Pipeline in April 2004. The pipeline cost of sales of $1.3 million exceeded revenues of $1.1 million, as we had significant maintenance expenses related to bringing the operation to acceptable levels. We recorded the operations for 2003 and for the first three months of 2004 as equity investment income.

        Lease Operating Expense.    Lease operating expense increased as production increased. Our production increased 55% and the lease operating expenses increased from $2.6 million in 2003 to $4.5 million in 2004, an increase of 73%.

        Production Taxes.    The increase from $0.5 million in 2003 to $1.3 million in 2004 is a function of increased production and increased pricing.

        Depreciation, Depletion and Amortization (DD&A).    We had increased production in 2004, which was reflected in an increased DD&A charge from $1.4 million in 2003 to $3.5 million in 2004 and the charge per unit of production changed from $0.50 per Mcfe in 2003 to $0.90 per Mcfe in 2004.

        General and Administrative.    Costs increased 36% from $2.5 million in 2003 to $3.4 million in 2004 as our growth required additional personnel, consultants and the infrastructure to support them.

        Interest Expense.    Interest increased to $0.4 million in 2004 from $0.2 million in 2003 as the average amount borrowed increased.

        Income Taxes.    We had an increased income tax expense in 2004 compared to 2003 as net income increased from 2003 to 2004.

Capital Resources and Liquidity

        For the nine months ended September 30, 2006, the majority of our cash was generated from cash flows from operations and used in our drilling activities. We used the net proceeds from our private placement of common stock in July 2006 of approximately $26.8 million and approximately $6.4 million from the repayment of loans we made to our employees to purchase our common stock to pay down our credit facility to zero. During the same nine months in 2005, we raised $64.3 million from the sale of stock, we borrowed $26.7 million from our line of credit, and generated $17.5 million from operations, which we used for the acquisition of Presco Western, LLC, the acquisition of additional working interests in producing properties in East Texas, and our drilling program.

        For the year ended December 31, 2005, our primary sources of cash were from financing and operating activities. Approximately $121.2 million in proceeds from the sale of stock, borrowings from our line of credit, and cash produced from operations were used to acquire the deep mineral interests in the Hugoton field in southwest Kansas via the acquisition of Presco Western, LLC and additional working interests in producing properties in East Texas.

        For the year ended December 31, 2004, cash flow from operations of $16.3 million and proceeds from sale of stock of $8.0 million provided the funds to drill and acquire the remaining 75% of the English Bay Pipeline.

        For the year ended December 31, 2003, operating cash flow of $6.7 million combined with $10.0 million from stock sales and $8.5 of borrowing funded our drilling activities.

        Our cash flow from operations is driven by commodity prices and production volumes. Prices for oil and gas are driven by seasonal influences of weather, national and international economic and political environments and, increasingly, from heightened demand for hydrocarbons from emerging nations, particularly China and India. Our working capital is significantly influenced by changes in commodity prices and significant declines in prices could decrease our exploration and development expenditures. Cash flows from operations were primarily used to fund exploration and development of our mineral interests. Our cash flows from operations have increased each year since inception as has our investment in the development of our interests.

        The following table summarizes our sources and uses of funds for the periods noted:

	Year Ended December 31,			Nine Months Ended September 30,
	2003	2004	2005	2005	2006
	(in thousands)
Cash flows provided by operations	$6,746	$16,313	$30,166	$17,515	$32,277
Cash flows used in investing activities	(19,165)	(27,491)	(106,355)	(93,435)	(41,331)
Cash flows provided by financing activities	10,448	12,350	76,602	79,317	11,453

Net increase (decrease) in cash and cash equivalents	$(1,971)	$1,172	$413	$3,397	$2,399

  Operating Activities

        For the nine months ended September 30, 2005 and 2006 our cash flow from operations was used for drilling. The $32.3 million in cash flow generated from operations in the first nine months of 2006 increased $14.7 million from the first nine months of 2005 due to acquisitions and our successful drilling efforts.

        Net cash provided by operating activities increased from $6.7 million in 2003 to $16.3 million in 2004 and to $31.3 million in 2005. The increase in 2004 resulted from a combination of increased sales volumes from the acquisitions in the Hugoton field in southwest Kansas, our successful drilling activities and increased commodity prices. Pricing, drilling and the Presco Western, LLC and the additional East Texas acquisitions resulted in the increase in 2005. Average realized prices increased from $6.34 per Mcfe in 2004 to $8.29 per Mcfe in 2005. Our production volumes increased to 5.7 Bcfe in 2005 from 3.6 Bcfe in 2004. As described elsewhere in this prospectus in more detail, we have pricing floor hedges in place for approximately 20% of our anticipated production through January 2007 at approximately $10 per MMBtu.

  Investing Activities

        As previously stated, the majority of our investment of $41.3 million for the nine months ended September 30, 2006 was used for drilling. In the corresponding time period for 2005, we used $45 million for the acquisition of Presco Western, LLC and the remainder of the $93.4 million was used for drilling and leasehold acquisitions.

        Our acquisitions, totalling $7 million in 2004 and $71 million in 2005, were the largest portions of our cash used in investment activities. Our drilling and exploration capital expenditures have increased each year from inception: $19 million in 2003, $21 million in 2004 and $34 million in 2005.

        We acquired deep mineral rights to approximately 651,000 gross (631,000 net) acres in the Hugoton field in southwest Kansas in April 2005 as a result of our $45 million acquisition of Presco Western, LLC, which is a party to a farmout agreement with a subsidiary of BP Amoco. Under this farmout agreement, we can acquire additional mineral rights in reservoirs we develop below the Heebner Shale as long as we fulfill our obligation to drill a minimum of 10 exploratory wells per year. We estimate the cost of this exploration commitment to be approximately $5 million per year. We expect our development budget in this field to be $19 million for all of 2006 and $22 million in 2007.

        In August 2005, we acquired additional working interests for $26 million in existing properties in East Texas from a stockholder and former member of the board of directors. This acquisition enhanced our position in the area and assured our operational control of the properties. This acquisition was funded by working capital and borrowings under of our line of credit.

        We have established a development budget of $65 million for 2006 and $70 million in 2007 to be funded from cash flow from operations. We establish these budgets based upon expected volumes produced and commodity prices.

  Financing Activities

        During the nine months ended September 30, 2005 we raised $79.3 million used predominately for the purchase of Presco Western, LLC. In the same period of 2006, we borrowed $36.9 million from our credit facility, which was paid down to zero using the proceeds from the $26.8 million net proceeds from the private placement of our common stock and $6.4 million from the repayment of loans we made to our employees to purchase our common stock.

        During 2005, we sold approximately $64.3 million of common stock. These proceeds were primarily used to fund the Presco Western, LLC acquisition and to assist in the development of our interests in the Hugoton field.

        In February 2006, we established a new $400 million credit facility with a syndication of six banks. Borrowings under this facility were used to repay and replace a previous facility and to increase our borrowing capabilities thereby enhancing our financial flexibility. As of December 15, 2006, we had an outstanding balance under this credit facility of approximately $16 million, with a borrowing base of $110 million. The borrowing base is subject to adjustment twice each year. The assessment by the bank petroleum engineers is based on their evaluation of the future cash flows from proved oil and gas reserves using the bank's pricing parameters.

        Our goal is to limit borrowing to no more than 50% of book capital to assure that we have flexibility to expand and invest, and to avoid the problems associated with highly leveraged companies of large interest costs and possible debt reductions restricting ongoing operations.

        We believe that cash flow from operations will finance all of our anticipated drilling, exploration and capital needs and we will use our credit facility for possible acquisitions, temporary working capital needs and any expansion of our drilling program.

Future Capital Expenditures for 2006 and 2007

        The following table summarizes information regarding our estimated 2006 and 2007 capital expenditures. We will be required to meet our needs from our internally generated cash flow, debt financings, and equity financings. The estimated 2006 capital expenditures shown are preliminary full year estimates, including approximately $41 million spent from January 1, 2006 through September 30, 2006. The estimated capital expenditures are subject to change depending upon a number of factors, including availability of capital, drilling results, oil and gas prices, costs of drilling and completion and availability of drilling rigs, equipment and labor.

		Estimated
	Historical
		Year Ending December 31,
	Year Ended December 31,
	2005	2006	2007
		(In thousands)
Capital expenditures:
East Texas	$25,336	$36,000	$36,000
Hugoton	4,565	19,000	22,000
Other	4,034	6,000	9,000
Geological and geophysical	35	2,000	4,000
Growth capital expenditures(1)	—	—	60,000

Total capital expenditures	$33,970	$63,000	$131,000

(1)
Growth capital expenditures are for the acceleration of drilling and secondary recovery in addition to capital expenditures contemplated in the reserve report and for possible acquisitions.

Credit Facility

        In February 2006, we entered into a new $400 million revolving credit facility with JPMorgan Chase Bank, N.A., as administrative agent, and certain lenders. The availability of funds under the credit facility is subject to a borrowing base which was initially set at, and currently is, $110 million. The borrowing base will be redetermined every six months or, upon our election, one additional time each calendar year.

        The credit facility provides for interest on amounts outstanding under the credit facility to accrue at a rate calculated, at our option, at either: (i) the adjusted base rate (which is the greater of the agent's base rate or the federal funds rate plus one half of one percent) plus a margin which ranges from 0% to 0.75%; or (ii) the London Interbank Offered Rate plus a margin which ranges from 1.25% to 2.0% per annum, as applicable, as amounts outstanding under the credit facility increase as a percentage of the borrowing base. In addition, we pay an annual commitment fee which ranges from 0.3% to 0.5% of non-utilized borrowings available under the credit facility, as amounts outstanding under the credit facility increase as a percentage of the borrowing base.

        We are subject to financial covenants requiring maintenance of a minimum current ratio and a minimum debt to income ratio. In addition, we are subject to covenants restricting or prohibiting cash dividends and other restricted payments, transactions with affiliates, incurrence of other debt, consolidations and mergers, the level of operating leases, assets sales, investments in other entities, and liens on properties.

        Loans under the credit facility are secured by first priority liens on substantially all of our assets including equity interests in our subsidiaries. All outstanding amounts under the credit facility are due and payable in February 2010.

        We anticipate that the proceeds to us from this offering will be used to pay off outstanding indebtedness. As of December 15, 2006, the outstanding balance under the credit facility was approximately $16 million.

Contractual Commitments

        We have the contractual obligation to explore the deep mineral interests in the Hugoton field of southwest Kansas. We estimate the minimum cost of this obligation at $5 million per year. We anticipate that we will spend in excess of this minimum amount.

        We have entered into a contract to use a drilling rig in East Texas for three years at approximately $8 million per year. In the event that gas prices have a six-month average below $4.50 per Mcf or above $10 per Mcf the pricing is modified.

        We have a lease for our current office space in Boulder, Colorado that expires in 2010. Our obligation under this lease is approximately $220,000 per year. Our current office space is not large enough to accommodate our recent growth, and we need additional office space to accommodate all of our new and future employees. In October 2006 and November 2006, respectively, we executed a five-year lease and an amendment thereto for approximately 43,000 square feet of office space for approximately $73,000 per month. We intend to sublease our current office space for the remainder of the lease term.

        The following table summarizes these commitments as of December 15, 2006:

Contractual Obligations	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Long-Term Debt Obligations—Bank Borrowing Facility	$16,000,000	$—	$—	$16,000,000	$—
Operating Lease Obligations—Office Leases	5,058,000	949,000	2,192,000	1,770,000	147,000
Drill Rig Lease	24,000,000	8,000,000	16,000,000	—	—

Total	$45,058,000	$8,949,000	$18,192,000	$17,770,000	$147,000

Off Balance-Sheet Arrangements

        We do not have any off-balance sheet arrangements.

Quantitative and Qualitative Disclosure about Market Risk

        Some of the information below contains forward-looking statements. The primary objective of the following information is to provide forward-looking quantitative and qualitative information about our potential exposure to market risks. The term "market risk" refers to the risk of loss arising from adverse changes in oil and natural gas prices, and other related factors. The disclosure is not meant to be a precise indicator of expected future losses, but rather an indicator of reasonably possible losses. This forward-looking information provides an indicator of how we view and manage our ongoing market risk exposures. Our market risk sensitive instruments were entered into for hedging and investment purposes, not for trading purposes.

Commodity Price Risk

        We enter into derivative contracts to hedge future gas and crude oil production to mitigate portion of the risk of market price fluctuations.

        To designate a derivative as a cash flow hedge, we document at the hedge's inception our assessment as to whether the derivative will be highly effective in offsetting expected changes in cash flows from the item hedged. This assessment, which is updated at least quarterly, is generally based on the most recent relevant historical correlation between the derivative and the item hedged. The ineffective portion of the hedge, if any, is calculated as the difference between the change in fair value of the derivative and the estimated change in cash flows from the item hedged.

        If, during the derivative's term, we determine the hedge is no longer highly effective, hedge accounting is prospectively discontinued and any remaining unrealized gains or losses on the effective portion of the derivative are reclassified to earnings when the underlying transaction occurs. If it is determined that the designated hedge transaction is not likely to occur, any unrealized gains or losses are recognized immediately in the consolidated statements of income as a derivative fair value gain or loss.

        As of September 30, 2006, we had the following outstanding financial natural gas positions:

Contract Type	Weighted Average Strike Price	Quantity	Contract Period
		(MMBtu)
Futures Put	$10.00	300,000	October 2006
Futures Put	$10.00	100,000	November 2006
Futures Put	$10.00	100,000	December 2006
Futures Put	$10.00	100,000	January 2007

        At September 30, 2006 and at December 31, 2005, the fair values of open derivative contracts were assets of approximately $2.0 million and $1.9 million, respectively.

        On January 19, 2007, we entered into the following financial natural gas positions:

Contract Type	Weighted Average Strike Price	Quantity	Contract Period
		(MMBtu)
Futures Put	$6.00	100,000	April 2007
Futures Put	$6.00	100,000	May 2007
Futures Put	$6.00	100,000	June 2007
Futures Put	$6.00	100,000	July 2007
Futures Put	$6.00	100,000	August 2007
Futures Put	$6.00	100,000	September 2007

        We have reviewed the financial strength of our hedge counterparties and believe our credit risk to be minimal. Our hedge counterparties are participants in our credit agreement and the collateral for the outstanding borrowings under our credit agreement is used as collateral for our hedges.

BUSINESS

Overview

        We are an independent oil and gas company engaged in the acquisition, exploration, development and production of onshore domestic U.S. oil and gas properties and have been operating since our inception in June 2002. We primarily operate in two areas: east Texas and adjacent lands in western Louisiana, which we collectively refer to as East Texas, and the Hugoton field in southwest Kansas (the "Hugoton field"). We have assembled combined acreage of approximately 795,000 gross (746,000 net) acres providing us with 558 identified drilling locations. At September 30, 2006 we owned interests in 212 gross (112 net) producing wells, and for the nine months ended September 30, 2006, our average net production was approximately 21 MMcfe/d. At September 30, 2006, our estimated total proved oil and gas reserves were approximately 252 Bcfe. Our proved reserves are approximately 79% gas and 38% proved developed. Our total proved reserves have a reserve life index of approximately 33 years, and our proved producing reserves have a reserve life index of 12 years. Using prices as of September 30, 2006, the PV-10 value of our proved reserves had an estimated pre-tax net present value, discounted at 10%, or PV-10, of approximately $332 million, of which 45% was proved developed. See "Selected Combined Historical Financial Data—Reconciliation of Non-GAAP Financial Measures" for additional information regarding PV-10. As operator of over 90% of our proved reserves, we have a high degree of control over our capital expenditure budget and other operating matters.

Competitive Strengths

        We believe our historical success is, and future performance will be, directly related to the following combination of strengths which enable us to implement our strategy:

  •
  Experienced Management Team and Directors. The members of our executive management team have an average of over 22 years of experience in the oil and gas industry and significant experience in managing public and private oil and gas companies. Several of our directors also have significant experience in managing both public and private oil and gas firms.

  •
  High Quality, Operated Asset Base. We own a high quality asset base comprised of long-lived reserves along with shorter-lived, higher return reserves. We operate over 90% of our estimated proved reserves. Approximately 79% of our reserves are gas, and almost all of our assets are located in East Texas and the Hugoton field. We believe this property profile will produce stable cash flows while providing us with a large number of development, exploitation and exploration opportunities.

  •
  Large Acreage Positions. We are a significant acreage holder in each of our two primary operating areas. In East Texas we control over 78,000 gross (71,000 net) acres and in the Hugoton field our BP Amoco farmout covers 651,000 gross (631,000 net) acres. We believe we have assembled a high quality asset portfolio in prolific oil and gas fields that would be difficult to replicate.

  •
  Significant Hugoton Reserve Potential. With production commencing in the late 1920's, a substantial majority of gas sold from the Hugoton field has been sold at prices under $2.00 Mcf. As a result of these historically lower prices, we believe the deeper zones of the Hugoton field have not been fully explored or developed. Accordingly, we believe that significant amounts of gas and oil remain to be recovered in the current higher price environment using modern exploration and production technologies.

  •
  Drilling Inventory. We have identified 558 drillable, low to moderate risk locations providing us with multiple years of drilling inventory. Of these locations, 138 are classified as proved undeveloped. We have traditionally drilled locations that management deems to have the greatest economic potential as opposed to drilling wells designed to impact our reported proved reserve value by converting probable or possible reserves to proved reserves. We executed an agreement to add a second drilling rig in East Texas starting in February 2007, which will increase the number of wells we drill each year in East Texas. See "Prospectus Summary—Summary of Capital Expenditures" for more information regarding our anticipated drilling in East Texas.

  •
  Proven Technical Team. Our technical staff includes 17 geologists, geophysicists, reservoir engineers and technicians with an average of over 16 years of relevant technical experience. Our staff has a proven record of analyzing complex structural and stratigraphic plays using 3-D seismic, geological and geophysical expertise, producing and optimizing oil and gas reservoirs, and drilling, completing and fracing tight gas reservoirs. Our professionals have developed new horizontal drilling and completion techniques that enhance initial production rates and ultimate reserve recoveries.

  •
  High Rate of Drilling Success. The competencies of our proven technical team focused in our large and productive acreage holdings have helped us to achieve a drilling success rate of over 90% since our inception in 2002. Our technical expertise has also allowed us to improve the production rates and ultimate hydrocarbon recoveries on our wells as compared to those wells drilled by others in similar reservoirs in our primary operating areas.

  •
  Low Finding and Development Costs. Our significant reserve potential in our operating areas, our technical expertise and high drilling success have allowed us to achieve relatively lower finding and development costs. Since our inception, we have invested approximately $100 million to drill and complete 53 wells in our East Texas and Hugoton operating areas. Our average acquisition, finding and development cost from inception to September 30, 2006 was $1.24 per Mcfe. We calculate our cost per Mcfe by adding our historical costs to date with our expected costs to develop proved undeveloped reserves and dividing the sum by our total proved reserves. Other companies may calculate finding and development costs differently than us and, therefore, their finding and development costs may not be comparable to ours.

  •
  Control of Low-Pressure Gas Gathering Infrastructure. We own and operate approximately 80 miles of gas gathering lines and gas pipelines that collect and transport our production and third-party production in our East Texas operations area. We intend to acquire or construct additional gas gathering assets as necessary to fully develop our East Texas opportunities.

  •
  Gas Marketing Flexibility. Production from both East Texas and the Hugoton field has access to multiple delivery points to several regional and interstate pipelines that provide more than sufficient take away capacity to sell our production.

  •
  Significant Equity Held by Management. After giving effect to this offering, our executive officers and employees will own more than 9.1% of our equity on a fully diluted basis.

Strategy

        Our strategy is to increase stockholder value by profitably increasing our reserves, production, cash flow and earnings using a balanced program of (1) developing existing properties, (2) exploiting and exploring undeveloped properties, (3) completing strategic acquisitions and (4) maintaining financial flexibility. The following are key elements of our strategy:

  •
  Maintain Technological Expertise. We intend to utilize and expand the technological expertise that has enabled us to achieve a drilling completion rate of over 90% since our inception and helped us improve and maximize field recoveries. We will use modern geological and geophysical technologies, detailed petrophysical analyses and sophisticated completion and stimulation techniques, including multi-stage stimulation frac technology, to profitably grow our reserves and production.

  •
  Accelerate the Development of our Existing Properties. We intend to further develop the significant remaining upside potential of our properties.

  •
  When we acquired the East Texas properties in June 2002, we estimated that each acquired well had average proved reserves of 2.5 Bcfe. From June 2002 to September 30, 2006, we drilled and completed 22 James Lime wells, and due to the improved geosteering, drilling and completion techniques we used in drilling them, we estimate that these 22 newly completed wells has average proved reserves of 3.5 Bcfe.

  •
  As discussed, we will use multi-stage frac technology to enhance production from the James Lime wells in East Texas.

  •
  In the Hugoton field we are completing studies of two secondary recovery projects that will use traditional waterflood techniques. One of the areas identified has shown increased production in response to waterflood projects operated by others on contiguous properties. We expect to commence initial operations on the first of these two projects during the first quarter of 2007.

  •
  In the Hugoton field, we drill to the lowest known hydrocarbon producing formation in our area, then attempt completion in zones that have shown the presence of hydrocarbons during drilling. Geological evaluation through traditional logging methods is not as successful as this pragmatic test. We have found at least two economic production zones in each completed well using this method.

  •
  We intend to acquire an additional 350 square miles of proprietary 3-D seismic data with respect to our Hugoton properties over the next five years. This data will add to our current inventory of 350 square miles of proprietary 3-D seismic and 275 square miles of licensed 3-D seismic, providing seismic coverage of approximately two-thirds of our Hugoton interest by 2011.

  •
  Acquisition Growth. We continually review opportunities to acquire producing properties, undeveloped acreage and drilling prospects, particularly on opportunities where we believe our reservoir management and operational expertise will enhance the value and performance of acquired properties. Initial acquisition targets are expected to be in and around our major producing and activity areas. We may enter into hedging agreements in connection with future acquisitions to protect our return on investment. Our management team members have gained significant acquisition experience during their careers with Ellora and previous employers.

  •
  Endeavor to be a Low Cost Producer. We will strive to minimize our operating costs by concentrating our assets within geographic areas where we can consolidate operating control and capture operating efficiencies.

  •
  Maintain Financial Flexibility. Upon the completion of this offering, we expect to have approximately $58 million in cash, no bank debt and at least $110 million available for borrowings under our revolving line of credit, providing us with significant financial flexibility to pursue our business strategy. Our goal is to limit borrowing to no more than 50% of book capital to assure that we have flexibility to expand and invest, and to avoid the problems associated with highly leveraged companies, including large interest costs and possible debt reductions that can restrict ongoing operations. We have historically used puts (or floors) to protect a portion of our exposure to commodity price fluctuations while capturing all of the upside potential of prices. We may enter into additional commodity hedge agreements, including fixed price, forward price, physical purchase and sales contracts, futures, financial swaps, option contracts and put options.

Areas of Operations

        We own oil and gas properties, producing and non-producing, principally in East Texas and in the Hugoton field in southwestern Kansas. The following is a brief summary of our major producing and exploration activity areas.

  East Texas

        We acquired our initial position in East Texas in June 2002. Our acreage is in the Huxley and East Bridges fields, which we believe are the most productive areas of the James Lime. We drill our horizontal wells using fresh water and without drilling mud, which is known as underbalanced drilling. The James Lime has a vertical depth of approximately 6,100 feet and horizontal lengths of up to 8,000 feet. Our acreage across the James Lime is a porous packstone with up to 125 feet of net pay with net porosity greater than 8% in nine different intervals in the limestone. The wells drilled to date have all been completed naturally with open-hole horizontal well bores. An average well costs approximately $2.1 million to drill and complete for unstimulated wells and $3.1 million for stimulated wells. The average initial flow rate of the unstimulated wells we have completed since June 2002 has been 2 MMcfe/d, and the average net proved reserves attributable to these wells is approximately 3.5 Bcfe. As previously discussed, we have recently begun implementing a new stimulation technology plan in this area. Our stimulated wells are expected to produce an average of approximately 230 MMcf over the first year of production as compared to approximately 170 MMcf for our unstimulated wells during the comparable time period, a 34% increase in average first year production. Our average working interest and net revenue interest in East Texas are 78% and 62%, respectively.

        In addition to the James Lime play we started developing the lower Cretaceous Fredericksburg (or Edwards) formation using horizontal drilling. The Fredericksburg formation has a vertical depth of approximately 3,100 feet, and we drill several laterals of up to 5,000 feet in each completed well. A typical Fredericksburg well can be drilled and completed for approximately $1.1 million. Our wells in this area have average proved reserves of 1.1 Bcfe and an average initial flow of 800 Mcfe/d. Fredericksburg wells are also drilled underbalanced with water and completed with no stimulation.

        Additional deep potential on our acreage includes the Travis Peak sands, which have a vertical depth of approximately 7,200 feet. Other shallow productive horizons include the Saratoga Chalk, Annona Chalk, Blossom and Paluxy fluvial sands. The Glen Rose, Mooringsport and Pettet formations are being exploited using horizontal drilling in adjacent counties.

        The majority of our drilling in East Texas will be developmental drilling. See "Prospectus Summary—Summary of Capital Expenditures" for our estimated capital expenditures in East Texas.

  Hugoton Field

        The Hugoton field located in southwestern Kansas was discovered in 1927 and is the largest gas field in North America with cumulative production over 31 Tcf. We believe that substantial recoverable reserves remain in the Hugoton field. Companies active in the Hugoton field include EOG Resources, Inc., Occidental Petroleum Corporation, Cimarex Energy Co., XTO Energy Inc. and BP Amoco. The majority of gas produced to date has been from the shallower Permian formations, which produce primarily gas from 2,400 to 3,200 feet.

        We believe the deeper, yet still comparatively shallow, potential of the Hugoton field has been historically underexploited due to the prolific shallow production and historically low gas prices received from 1927 to the 1980s. A majority of the 31 Tcf of gas produced from the field was sold at prices under $2.00 per Mcf, which we believe led to the early abandonment of wells and the bypassing of deeper gas reserves that were not economic to recover in a lower price environment and without the benefit of modern drilling and completion technologies. The deeper Hugoton has produced 3.3 Tcf of gas and 323 MMBbls of oil and condensate in the nine-county area where our acreage is located.

        We acquired our rights to develop the Hugoton's deeper potential through our acquisition of Presco Western, LLC in April 2005. We are a party to a farmout agreement with a subsidiary of BP Amoco covering approximately 651,000 gross acres in the Hugoton field which terminates in 2013. We are currently in negotiations to extend our Hugoton farmout past 2013. In the event we are unable to extend this farmout, we intend to partner with other industry participants to develop our remaining acreage before 2013. Through this farmout agreement, we have one of the largest acreage positions in the Hugoton field. The farmout grants us the right to all mineral interests that we develop below the Heebner Shale as long as we fulfill our obligation to drill a minimum of 10 exploratory wells per year. Certain expenditures we make for seismic and geophysical work can be substituted for a portion of our exploratory drilling obligations. We receive a 640-acre assignment for each gas well we complete and a 160-acre assignment for each oil well we complete. We expect to be able to downspace drilling in gas to 320 acres per well for gas wells and 40 acres per well for oil wells. We estimate that 8,000 wells have been drilled above the Heebner Shale in the nine counties where our acreage position is located. There are 13 productive horizons below the Heebner Shale (generally 4,000 feet), which we refer to as the Hugoton Deep, and we drill all of our Hugoton wells to the base of the deepest known producing formation in the area.

        We intend to acquire an additional 350 square miles of proprietary 3-D seismic data with respect to our Hugoton properties over the next five years. This data will add to our current inventory of 350 square miles of proprietary 3-D seismic and 275 square miles of licensed 3-D seismic, providing seismic coverage of approximately two-thirds of our Hugoton interest by 2011.

        In the 20 months we have held our Hugoton acreage, we have already identified three waterfloods, and 324 potential drilling locations, which cover only 60,000 acres out of our 651,000 total acres in the Hugoton field. We have increased production from 2 MMcfe/d to over 8 MMcfe/d through the drilling of 30 wells and participating in three farmouts with only five dry holes. Our average working interest and net revenue interest in the Hugoton field are 100% and 80%, respectively. We intend to exploit waterflood potential in the field as well as the stacked pay potential. The primary targets are Morrow and Chester Valley sands which can be detected seismically. Drilling and completion costs in the field are currently $560,000 per well. The average initial flow rate of our wells drilled in the Hugoton Deep has been 623 Mcfe/d, with expected proved reserves of 0.7 Bcfe per well. We anticipate drilling 36 to 41 wells in the Hugoton field during 2007, depending on our drilling success, the availability of drilling rigs and relatively high oil and gas prices.

  Other

        We own interests in 45 wells in southeastern Colorado and a 40 mile pipeline that transports the gas produced from such wells to an interstate pipeline. We operate the pipeline and each of the wells in which we own an interest. We transport gas on behalf of our company as well as for others. We also own small interests in approximately 300 wells in Kansas, Oklahoma and Texas.

        On an aggregate basis, these interests produce 1 MMcf of gas per day. We do not expect significant development or exploration in these areas in the foreseeable future.

Estimated Proved Reserves

        The following table sets forth by operating area a summary of our estimated net proved reserves and estimated average daily net production information as of and for the nine months ended September 30, 2006.

	Estimated Proved Reserves at September 30, 2006(1)						Production for the Nine Months Ended September 30, 2006
	Developed (Bcfe)	Undeveloped (Bcfe)	Total (Bcfe)	Percent of Total Reserves	PV-10(2) ($Millions)	Identified Drilling Locations(3)	Net Average MMcfe/d	Percent of Total
East Texas	70	110	180	71%	$146	217	14	67%
Hugoton (Kansas)	21	43	64	26	174	324	6	28
Other	4	4	8	3	12	17	1	5

Total	95	157	252	100%	$332	558	21	100%

(1)
We have prepared estimates of proved reserves as of September 30, 2006, which are sensitivity estimates of our reserves as of June 30, 2006, by making the following adjustments to the estimates as of June 30, 2006:

•
mechanically rolling forward the estimates of reserves from the estimates as of June 30, 2006, to an effective date of September 30, 2006 to take into account production from July 1, 2006 to September 30, 2006; and

•
adding proved reserves based on successful drilling results between June 30, 2006, and September 30, 2006.

In preparing the sensitivity estimates of our proved reserves as of September 30, 2006, all steps required to provide a complete, updated evaluation of the reserves as of September 30, 2006, were not completed, including re-projecting all wells based on new production data, except for new wells completed since June 30, 2006. The procedures performed by MHA on these estimates are described in Appendix A.

(2)
Based on September 30, 2006 NYMEX spot prices of $5.62 per MMBtu of gas and $62.91 per Bbl of oil and June 30, 2006 prices of $6.10 per MMBtu of gas and $73.93 per Bbl of oil, respectively, each adjusted for basis and held flat for the life of the reserves and adjusted for quality differentials. See "Selected Combined Historical Financial Data—Reconciliation of Non-GAAP Financial Measures" for a reconciliation of PV-10 to the standardized measure of discounted future net cash flows.

(3)
Represents total gross drilling locations identified by management as of September 30, 2006, of which 138 locations are classified as proved. Based on fluctuations in commodity prices, the number of drilling locations will change. As of December 31, 2005, our total gross drilling locations identified by management would have been 678 locations.

Operating Data

        The following table presents certain information with respect to our historical operating data for the years ended December 31, 2003, 2004 and 2005 and for the nine months ended September 30, 2006:

	Year Ended December 31,			Nine Months Ended September 30, 2006
	2003	2004	2005
Gross wells
Drilled	6	14	23	32
Completed	6	14	20	26
Net wells
Drilled	4.5	9.7	21.6	28.0
Completed	4.5	9.7	18.6	23.8
Net production data
Net volume (MMcfe)	2,872	3,849	6,098	5,653
Average daily volume (MMcfe/d)	7.9	10.5	16.7	21.0
Average sales price (per Mcfe)
Average sales price (without hedge)	$4.03	$5.91	$7.81	$6.91
Average sales price (with hedge)	4.03	5.91	7.79	7.72
Expenses (per Mcfe)
Lease operating	$0.90	$1.18	$1.23	$1.37
Production and ad valorem taxes	0.16	0.34	0.30	0.24
General and administrative	0.87	0.89	1.93	1.45
Depreciation, depletion and amortization	0.50	0.90	1.34	1.42

  Estimated Proved Reserves

        The estimates in the table below of net proved reserves as of June 30, 2006 are based on a reserve report prepared by MHA. The estimates of net proved reserves as of September 30, 2006 are based on the estimates described in footnote (1) below.

	As of June 30, 2006	As of September 30, 2006(1)
Estimated Proved Reserves
Gas (Bcf)	236	200
Oil (MMBbls)	8	9

Total proved reserves (Bcfe)(2)	281	252

Total proved developed reserves (Bcfe)	94	95

PV-10 value (millions)(3)
Proved developed reserves	$201	$148
Proved undeveloped reserves	286	184

Total PV-10 value	$487	$332

(1)
We have prepared estimates of proved reserves as of September 30, 2006, which are sensitivity estimates of our reserves as of June 30, 2006, by making the following adjustments to the estimates as of June 30, 2006:

•
mechanically rolling forward the estimates of reserves from the estimates as of June 30, 2006, to an effective date of September 30, 2006 to take into account production from July 1, 2006 to September 30, 2006; and

•
adding proved reserves based on successful drilling results between June 30, 2006, and September 30, 2006.

In preparing the sensitivity estimates of our proved reserves as of September 30, 2006, all steps required to provide a complete, updated evaluation of the reserves as of September 30, 2006 were not completed, including re-projecting all wells based on new production data, except for new wells completed since June 30, 2006. The procedures performed by MHA on these estimates are described in Appendix A.

(2)
Based on a conversion of 6 Mcfe of gas per Bbl of oil/condensate.

(3)
Based on September 30, 2006 NYMEX spot prices of $5.62 per MMBtu of gas and $62.91 per Bbl of oil and June 30, 2006 NYMEX prices of $6.10 per MMBtu of gas and $73.93 per Bbl of oil, respectively, each adjusted for basis and held flat for the life of the reserves and adjusted for quality differentials. For a discussion of PV-10, see "Selected Combined Historical Financial Data—Reconciliation of Non-GAAP Financial Measures."

  Development and Exploration Projects

        The following table summarizes information regarding our historical 2005 and our estimated 2006 and 2007 capital expenditures. The estimated 2006 capital expenditures shown are preliminary full year estimates, including approximately $41 million spent from January 1, 2006 through September 30, 2006. The estimated capital expenditures are subject to change depending upon a number of factors, including availability of capital, drilling results, oil and gas prices, costs of drilling and completion and availability of drilling rigs, equipment and labor.

	Historical	Estimated
	Year Ended December 31,	Year Ending December 31,
	2005	2006	2007
	(In thousands)
Capital expenditures:
East Texas	$25,336	$36,000	$36,000
Hugoton	4,565	19,000	22,000
Other	4,034	6,000	9,000
Geological and geophysical	35	2,000	4,000
Growth capital expenditures(1)	—	—	60,000

Total capital expenditures	$33,970	$63,000	$131,000

(1)
Growth capital expenditures are for the acceleration of drilling and secondary recovery in addition to capital expenditures contemplated in the reserve report and for possible acquisitions.

Historical Finding and Development Costs

        From our inception in April 2002 to September 30, 2006, our acquisition, finding and development costs have averaged $1.24 per Mcfe. The cost of finding and developing reserves is expressed in dollars per Mcfe and is calculated for this time period by taking the sum of the cost incurred for exploration, development and acquisition, including future development costs attributable to proved undeveloped reserves, adjusted for the balance of unevaluated gas properties not subject to amortization, and dividing such amount by the total proved reserve additions. Of our approximately $213 million of costs incurred to date, $97.7 million, or 46%, have been for acquisitions. Estimated future development costs at September 30, 2006 totaled $127 million. Management believes that this information is useful to an investor in evaluating Ellora because it measures the efficiency of a company in adding proved reserves as compared to others in the industry; however, other companies may calculate finding and development costs differently than us and, therefore, their finding and development costs may not be comparable to ours.

Principal Customers and Marketing Agreements

        We generally sell our production on a month-to-month basis based on current market prices.

        The production we sold to Louis Dreyfus Corporation represented 63% and 51% of our oil and gas sales for the year ended December 31, 2005 and the nine months ended September 30, 2006, respectively. The production we sold to Plains Marketing, L.P. represented 21% of our oil and gas sales for the nine-month period ended September 30, 2006. No other customer represented more than 10% of our oil and gas sales in this period.

Productive Wells

        The following table sets forth the number of productive oil and gas wells in which we owned a working interest at December 31, 2005 and September 30, 2006.

	Total Productive Wells at
	December 31, 2005		September 30, 2006
	Gross	Net	Gross	Net
Oil	25	14	33	12
Gas	192	105	179	100

Total	217	119	212	112

Acreage

        The following table sets forth certain information with respect to the developed and undeveloped acreage as of September 30, 2006.

	Developed		Undeveloped		Total
	Gross	Net	Gross	Net	Gross	Net
East Texas	27,668	26,734	50,454	44,510	78,122	71,243
Hugoton Field(1)	39,080	11,782	633,627	619,447	650,659	631,229
Other	17,750	23,288	26,533	20,470	66,331	43,759

Total	84,498	61,804	710,614	684,427	795,112	746,231

(1)
We are a party to a farmout agreement with BP Amoco covering the 650,659 gross (631,229 net) acres in the Hugoton Field. This farmout, which expires in 2013, grants us the mineral rights below the Heebner Shale (approximately below 4,000 feet) as long as we meet minimum drilling requirements.

Drilling Activity

  Development wells

        The following table describes the development wells we drilled during the years ended December 31,
2003, 2004, and 2005 and the nine months ended September 30, 2006.

	Year Ended December 31,						Nine Months Ended September 30,
	2003		2004		2005		2006
	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Producing	6	4.5	14	9.7	20	18.6	26	23.8
Dry	—	—	—	—	3	3.0	6	4.2

Total	6	4.5	14	9.7	23	21.6	32	28.0

        We were in the process of drilling four gross (four net) development wells as of September 30, 2006.

  Exploratory wells

        We did not participate in the drilling of any exploratory wells during the three years ended December 31, 2003, 2004 and 2005. We participated as a non-operator in four gross (0.5 net) exploratory wells for the nine months ended September 30, 2006. Three of these wells were economically successful.

Hedging Activity

  Derivative Instruments and Hedging Activities

        We enter into derivative contracts to hedge future gas and crude oil production to mitigate a portion of the risk of market price fluctuations.

        To designate a derivative as a cash flow hedge, we document at the hedge's inception our assessment as to whether the derivative will be highly effective in offsetting expected changes in cash flows from the item hedged. This assessment, which is updated at least quarterly, is generally based on the most recent relevant historical correlation between the derivative and the item hedged. The ineffective portion of the hedge, if any, is calculated as the difference between the change in fair value of the derivative and the estimated change in cash flows from the item hedged.

        If, during the derivative's term, we determine the hedge is no longer highly effective, hedge accounting is prospectively discontinued and any remaining unrealized gains or losses on the effective portion of the derivative are reclassified to earnings when the underlying transaction occurs. If it is determined that the designated hedge transaction is not likely to occur, any unrealized gains or losses are recognized immediately in the consolidated statements of income as a derivative fair value gain or loss.

        It is our intent to use counterparties that participate in our credit facility to allow us maximum flexibility in contract selection and size.

Title to Properties

        Our properties are subject to customary royalty interests, liens incident to operating agreements, liens for current taxes and other burdens, including other mineral encumbrances and restrictions. We do not believe that any of these burdens materially interfere with our use of the properties in the operation of our business.

        We believe that we have generally satisfactory title to or rights in all of our producing properties. As is customary in the oil and gas industry, we make minimal investigation of title at the time we acquire undeveloped properties. We make title investigations and receive title opinions of local counsel only before we commence drilling operations. We believe that we have satisfactory title to all of our other assets. Although title to our properties is subject to encumbrances in certain cases, we believe that none of these burdens will materially detract from the value of our properties or from our interest therein or will materially interfere with our use in the operation of our business.

Competition

        The oil and gas industry is highly competitive and we compete with a substantial number of other companies that have greater resources. Many of these companies explore for, produce and market oil and gas, carry on refining operations and market the resultant products on a worldwide basis. The primary areas in which we encounter substantial competition are in locating and acquiring desirable leasehold acreage for our drilling and development operations, locating and acquiring attractive producing oil and gas properties, and obtaining purchasers and transporters of the oil and gas we produce. There is also competition between producers of oil and gas and other industries producing alternative energy and fuel. Furthermore, competitive conditions may be substantially affected by various forms of energy legislation and/or regulation considered from time to time by the government of the United States; however, it is not possible to predict the nature of any such legislation or regulation that may ultimately be adopted or its effects upon our future operations. Such laws and regulations may, however, substantially increase the costs of exploring for, developing or producing gas and oil and may prevent or delay the commencement or continuation of a given operation. The effect of these risks cannot be accurately predicted.

Regulation

        The oil and gas industry in the United States is subject to extensive regulation by federal, state and local authorities. We hold onshore federal leases involving the United States Department of Interior (the Bureau of Land Management and the Bureau of Indian Affairs). At the federal level, various federal rules, regulations and procedures apply, including those issued by the United States Department of Interior as noted above, and the United States Department of Transportation (Office of Pipeline Safety). At the state and local level, various agencies and commissions regulate drilling, production and midstream activities. These federal, state and local authorities have various permitting, licensing and bonding requirements. Varied remedies are available for enforcement of these federal, state and local rules, regulations and procedures, including fines, penalties, revocation of permits and licenses, actions affecting the value of leases, wells or other assets, and suspension of production. As a result, there can be no assurance that we will not incur liability for fines and penalties or otherwise subject us to the various remedies as are available to these federal, state and local authorities. However, we believe that we are currently in material compliance with these federal, state and local rules, regulations and procedures.

  Transportation and Sale of Gas

        The Federal Energy Regulation Commission ("FERC") regulates interstate gas pipeline transportation rates and service conditions. Although the FERC does not regulate gas producers such as us, the agency's actions are intended to foster increased competition within all phases of the gas industry. To date, the FERC's pro-competition policies have not materially affected our business or operations. It is unclear what impact, if any, future rules or increased competition within the gas industry will have on our gas sales efforts.

        The FERC, the United States Congress or state regulatory agencies may consider additional proposals or proceedings that might affect the gas industry. We cannot predict when or if these proposals will become effective or any effect they may have on our operations. We do not believe, however, that any of these proposals will affect us any differently than other gas producers with which we compete.

  Regulation of Production

        Oil and gas production is regulated under a wide range of federal and state statutes, rules, orders and regulations. State and federal statutes and regulations require permits for drilling operations, drilling bonds and reports concerning operations. The states in which we own and operate properties have regulations governing conservation matters, including provisions for the unitization or pooling of oil and gas properties, the establishment of maximum rates of production from oil and gas wells and the regulation of the spacing, and plugging and abandonment of wells. Also, each state generally imposes an ad valorem, production or severance tax with respect to production and sale of oil, gas and gas liquids within its jurisdiction.

  Environmental Regulations

        The exploration for and development of oil and natural gas and the drilling and operation of wells, fields and gathering systems are subject to extensive federal, state and local laws and regulations governing environmental protection as well as discharge of materials into the environment. These laws and regulations may, among other things:

  •
  require the acquisition of various permits before drilling commences;

  •
  require the installation of expensive pollution control equipment;

  •
  restrict the types, quantities and concentration of various substances that can be released into the environment in connection with oil and natural gas drilling production, transportation and processing activities;

  •
  suspend, limit or prohibit construction, drilling and other activities in certain lands lying within wilderness, wetlands and other protected areas; and

  •
  require remedial measures to mitigate pollution from historical and ongoing operations, such as the closure of pits and plugging of abandoned wells.

        These laws, rules and regulations may also restrict the rate of oil and natural gas production below the rate that would otherwise be possible. The regulatory burden on the oil and natural gas industry increases the cost of doing business in the industry and consequently affects profitability.

        Governmental authorities have the power to enforce compliance with environmental laws, regulations and permits, and violations are subject to injunction, as well as administrative, civil and criminal penalties. The effects of these laws and regulations, as well as other laws or regulations that may be adopted in the future, could have a material adverse impact on our business, financial condition and results of operations. While we believe that we are in substantial compliance with existing environmental laws and regulations and that continued compliance with current requirements would not have a material adverse effect on us, there is no assurance that this trend will continue in the future.

        The following is a summary of some of the existing laws, rules, and regulations to which our business operations are subject. To date we have not incurred any material costs or penalties as a result of violating any environmental laws or regulations.

  Comprehensive Environmental Response, Compensation and Liability Act

        The Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA, also known as the Superfund law, imposes joint and several liability, without regard to fault or legality of conduct, on classes of persons who are considered to be responsible for the release of a hazardous substance into the environment. These persons include the owner or operator of the site where the release occurred, and anyone who disposed or arranged for the disposal of a hazardous substance released at the site. Under CERCLA, such persons may be subject to strict, joint and several liabilities for the costs of cleaning up the hazardous substances that have been released into the environment, for damages to natural resources and for the costs of certain health studies. In addition, it is not uncommon for neighboring landowners and other third-parties to file claims for personal injury and property damage allegedly caused by the hazardous substances released into the environment. While we generate materials in the course of our operations that may be regulated as hazardous substances, we have not received notification that we may be potentially responsible for cleanup costs under CERCLA.

  Waste Handling

        The Resource Conservation and Recovery Act, or RCRA, and comparable state statutes, regulate the generation, transportation, treatment, storage, disposal and cleanup of hazardous and non-hazardous wastes. Under the auspices of the EPA, the individual states administer some or all of the provisions of RCRA, sometimes in conjunction with their own, more stringent requirements. Drilling fluids, produced waters, and most of the other wastes associated with the exploration, development, and production of crude oil or natural gas are currently regulated under RCRA's non-hazardous waste provisions. However, it is possible that certain oil and natural gas exploration and production wastes now classified as non-hazardous could be classified as hazardous wastes in the future. Any such change could result in an increase in our operating expenses, which could have a material adverse effect on our results of operations and financial position.

        We currently own or lease, and have in the past owned or leased, properties that for many years have been used for oil and natural gas exploration, production and development activities. Although we used operating and disposal practices that were standard in the industry at the time, petroleum hydrocarbons or wastes may have been disposed of or released on or under the properties owned or leased by us or on or under other locations where such wastes have been taken for disposal. In addition, some of these properties have been operated by third parties whose treatment and disposal or release of petroleum hydrocarbons and wastes was not under our control. These properties and the materials disposed or released on them may be subject to CERCLA, RCRA and analogous state laws. Under such laws, we could be required to remove or remediate previously disposed wastes or property contamination, or to perform remedial activities to prevent future contamination.

  Air Emissions

        The federal Clean Air Act and comparable state laws regulate emissions of various air pollutants through air emissions permitting programs and the imposition of other requirements. In addition, EPA has developed, and continues to develop, stringent regulations governing emissions of toxic air pollutants at specified sources. These regulatory programs may require us to obtain permits before commencing construction on a new source of air emissions, and may require us to reduce emissions at existing facilities. As a result, we may be required to incur increased capital and operating costs. Additionally, federal and state regulatory agencies can impose administrative, civil and criminal penalties for non-compliance with air permits or other requirements of the federal Clean Air Act and associated state laws and regulations.

  Water Discharges

        The Federal Water Pollution Control Act, also known as the Clean Water Act, and analogous state laws, impose restrictions and strict controls with respect to the discharge of pollutants, including spills and leaks of oil and other substances into waters of the United States, including wetlands. The discharge of pollutants into regulated waters is prohibited, except in accordance with the terms of a permit issued by EPA or an analogous state agency. Federal and state regulatory agencies can impose administrative, civil and criminal penalties for non-compliance with discharge permits or other requirements of the Clean Water Act and analogous state laws and regulations.

  Other Laws and Regulations

        In February 2005, the Kyoto Protocol to the United Nations Framework Convention on Climate Change entered into force. Pursuant to the Protocol, adopting countries are required to implement national programs to reduce emissions of certain gases, generally referred to as greenhouse gases, which are suspected of contributing to global warming. The Bush administration has indicated it will not support ratification of the Protocol, and Congress has not actively considered recent proposed legislation directed at reducing greenhouse gas emissions. However, there has been support in various regions of the United States for legislation that requires reductions in greenhouse gas emissions, and some states, although not those in which we currently operate, have already adopted regulatory initiatives or legislation to reduce emissions of greenhouse gases. For example, California recently adopted the "California Global Warming Solutions Act of 2006," which requires the California Air Resources Board to achieve a 25% reduction in emissions of greenhouse gases from sources in California by 2020. The oil and natural gas exploration and production industry is a direct source of certain greenhouse gas emissions, namely carbon dioxide and methane, and future restrictions on such emissions would likely adversely impact our future operations, results of operations and financial condition. Currently, our operations are not adversely impacted by existing state and local climate change initiatives and, at this time, it is not possible to accurately estimate how potential future laws or regulations addressing greenhouse gas emissions would impact our business.

Employees

        At December 15, 2006, we had 47 full-time employees. None of our employees is represented by a labor union or covered by any collective bargaining agreement. We believe that our relations with our employees are satisfactory.

Legal Proceedings

        From time to time, we are subject to legal proceedings and claims that arise in the ordinary course of business. Like other gas and oil producers and marketers, our operations are subject to extensive and rapidly changing federal and state environmental, health and safety and other laws and regulations governing air emissions, wastewater discharges, and solid and hazardous waste management activities.

        As of the date of this prospectus, we are not aware of any pending or overtly threatened legal actions that we believe, based on our experience to date, would have a material adverse impact on our business, financial position or results of operations.

Insurance Matters

        As is common in the oil and gas industry, we will not insure fully against all risks associated with our business either because such insurance is not available or because premium costs are considered prohibitive. A loss not fully covered by insurance could have a materially adverse effect on our financial position, results of operations or cash flows.

MANAGEMENT

Executive Officers and Directors

        The following discussion sets forth, as of the date of this prospectus, the names and ages of our executive officers and directors and the principal offices and positions they hold as of December 15, 2006. Our executive officers are appointed by our board of directors and shall serve until the expiration of their contracts, their death, resignation, or removal by our board of directors. Our directors serve one year terms or until their successors are elected and qualified or until their death, resignation or removal in the manner provided in our bylaws. The present term of each director will expire at the next annual meeting of our stockholders.

Name	Age	Position(s) Held	Since
T. Scott Martin	56	Chairman of the Board, President and Chief Executive Officer	2002
Richard F. McClure Jr.	46	Vice President of Operations and Chief Operating Officer	2002
James R. Casperson	59	Vice President of Finance and Chief Financial Officer	2005
Valerie K. Walker	46	Vice President of Exploration	2002
Jeffery S. Williams	47	Vice President of Land and Acquisition	2005
John W. (Bill) Minnett	53	Vice President of Drilling	2003
Cortlandt S. Dietler(a)	85	Director	2006
Bryan H. Lawrence	64	Director	2002
Peter A. Leidel	50	Director	2002
Sheldon B. Lubar(b)(c)	77	Director	2003
Neil L. Stenbuck(a)(c)	53	Director	2006
James B. Wallace(b)	77	Director	2006
George A. Wiegers(a)	70	Director	2006

(a)
Member of Audit Committee
(b)
Member of Compensation and Governance Committee
(c)
Committee Chairman

        T. Scott Martin has been our chief executive officer since our inception in 2002. Mr. Martin was previously the President of TPEX Exploration in 1991 and 1992 and Chief Operating Officer of Alta Energy from 1992 to 1994. Mr. Martin founded Ellora Energy LLC in 1994 and served as its president until the company ceased operations in 2002. Ellora Energy LLC had non-operated oil and gas interests in Kansas and southeastern Colorado and royalty interests primarily in west Texas. Before operating those companies, Mr. Martin was an engineer with BWAB Inc. and Amoco Production Company. Mr. Martin holds a BA from the Colorado College and a degree in Chemical Engineering from the University of Colorado. In addition to membership in the Society of Petroleum Engineers and the Independent Petroleum Association of America, Mr. Martin was a founding trustee of the Boulder Country Day School and the Martin Seamster Endowment Fund of the Sioux City Art Museum. Mr. Martin was awarded the Boulder Chamber of Commerce Entrepreneur of Distinction Award in 2005.

        Richard F. McClure Jr. joined us in 2002 as Chief Operating Officer after 15 years with Questa Engineering in Golden, Colorado. As Vice President of Questa, Mr. McClure spent significant time as a consultant to the oil and gas industry in Southeast Asia, Russia and North America. Previous to his relationship with Questa, Mr. McClure was a drilling and reservoir engineer with ARCO. Mr. McClure earned a BS and ME degree from the Colorado School of Mines in Petroleum Engineering. In addition to being a registered professional engineer in Colorado and New Mexico, Mr. McClure is a member of the Society of Petroleum Engineers and the Society of Petroleum Evaluation Engineers.

        James R. Casperson joined us as Chief Financial Officer in March 2005. Mr. Casperson spent the previous five years as the Chief Financial Officer of Whiting Petroleum Corporation of Denver, Colorado. Mr. Casperson has 27 years of experience in the oil and gas industry in public accounting, private industry and as a consultant. Before his employment with Whiting, Mr. Casperson spent 15 years as President of Casperson Incorporated, private consulting firm specializing in the oil and gas industry. Mr. Casperson has a BBA in accounting from Texas Tech University and practiced as a CPA but does not currently have an active license.

        Valerie K. Walker has been our Vice President of Exploration since our inception in June 2002. Before her employment with us, Mrs. Walker was a senior geologist with Questar Exploration and Production in Denver, Colorado from 1991 to 1999. From 1999 to 2002, Mrs. Walker was a self-employed independent geology consultant. Mrs. Walker also served as a geologist for Amoco Production Company and Shell Exploration and Production. Mrs. Walker graduated Phi Beta Kappa from Middlebury College with a degree in Geology and earned a Masters Degree in Geology from the University of Colorado. An active member of the American Association of Petroleum Geologists, Mrs. Walker belongs also to the Rocky Mountain Association of Geologists, and Society of Economic Paleontologists and Mineralogists and is a certified geologist in the state of Wyoming.

        Jeffery S. Williams joined us as Vice President of Land and Acquisitions in October of 2005. Before joining Ellora, Mr. Williams spent 25 years with POGO Producing Company in Houston, Texas and Oklahoma City, Oklahoma in POGO's land department ultimately serving as a Regional Land Manager. Mr. Williams has a Bachelor's Degree in Business Administration with an emphasis in Petroleum Land Management from the University of Oklahoma.

        John W. (Bill) Minnett joined us in 2003 as drilling superintendent and was promoted to Vice President in 2005. Before his employment with us, he was an independent drilling consultant. Mr. Minnett brings significant experience in terms of length of time and exposure to drilling and supervising drilling operations for various companies in the North Sea, the Gulf of Mexico, and Saudi Arabia, on shore drilling in the Gulf Coast, Mid Continent and the Rocky Mountains. Mr. Minnett supervised the first horizontal drilling from a floating rig in the North Sea and the first horizontal well drilling in Saudi Arabia.

        Cortlandt S. Dietler joined our Board of Directors in September 2006. Mr. Dietler was Chairman of TransMontaigne Inc., a refined petroleum products marketing, distribution and supply chain management company, from April 1995 until September 2006, and served as Chief Executive Officer from April 1995 to September 1999. He was the founder, Chairman and Chief Executive Officer of Associated Natural Gas Corporation, a natural gas gathering, processing and marketing company, prior to its 1994 merger with PanEnergy Corporation. From 1994 to 1997, Mr. Dietler served as an Advisory Director to PanEnergy Corporation prior to its merger with Duke Energy Corporation in March 1997. Mr. Dietler currently serves as a Director of Hallador Petroleum Company, Cimarex Energy Co., Forest Oil Corporation and Nytis Exploration Company. Industry affiliations include: Member, National Petroleum Council; Director, American Petroleum Institute; and past Director, Independent Petroleum Association of America.

        Bryan H. Lawrence joined us as a director in June 2002. Since 1994, Mr. Lawrence has been a founder and senior manager of Yorktown Partners LLC, the manager of the Yorktown group of investment partnerships, which make investments in companies engaged in the energy industry. The Yorktown partnerships were formerly affiliated with the investment firm of Dillon, Read & Co. Inc., where Mr. Lawrence had been employed since 1966, serving as a Managing Director until the merger of Dillon Read with SBC Warburg in September 1997. Mr. Lawrence also serves as a director of Crosstex Energy, Inc. and Crosstex Energy GP, LLC; Hallador Petroleum Company; Star Gas Partners, L.P.; and Winstar Resources (a Canadian publicly traded company) and certain non-public companies in the energy industry in which Yorktown partnerships hold equity interests. Mr. Lawrence is a graduate of Hamilton College and also has an M.B.A. from Columbia University.

        Peter A. Leidel joined us as a director in June 2002. Since September 1997, Mr. Leidel has been a founder and partner in Yorktown Partners LLC, and the manager of the Yorktown group of investment partnerships, which make investments in companies engaged in the energy industry. From 1983 to September 1997, he was employed by Dillon, Read & Co., Inc., an investment banking firm, serving most recently as a Senior Vice President. Mr. Leidel is also a director of Willbros Group Inc. and certain non-public companies in the energy industry in which Yorktown partnerships hold equity interests. Mr. Leidel holds a BBA from the University of Wisconsin and an MBA from the University of Pennsylvania.

        Sheldon B. Lubar joined us as a director in September 2003. Mr. Lubar has been Chairman of the Board of Lubar & Co. Incorporated, a private investment and venture capital firm he founded, since 1977. He was Chairman of the Board of Christiana Companies, Inc., a logistics and manufacturing company, from 1987 until its merger with Weatherford International in 1995. Mr. Lubar has also been a director of Crosstex Energy Inc. since May 2001 and Crosstex Energy GP, LLC since December 2003, Grant Prideco, Inc., an energy services company, since 2000, and Weatherford International, Inc., an energy services company, since 1995. Mr. Lubar holds a bachelor's degree in Business Administration and a Law degree from the University of Wisconsin—Madison. He was awarded an honorary Doctor of Commercial Science degree from the University of Wisconsin—Milwaukee.

        Neil L. Stenbuck joined our Board of Directors in September 2006. Mr. Stenbuck was a Director and Executive Vice President and Chief Financial Officer of Prima Oil and Gas from May 2001 until its sale in September of 2004. He was previously with Basin Exploration, Inc., where he served as Vice President—Finance, Chief Financial Officer, Treasurer and a director from 1995 to 2001. Prior to joining Basin, Mr. Stenbuck was with United Meridian Corporation where he served as Vice President—Capital via the 1994 merger between UMC and General Atlantic Resources, Inc., where he held the same position beginning in 1989. He joined General Atlantic in 1987 as Vice President—Finance and Accounting. Mr. Stenbuck is a Certified Public Accountant. He received a B.S.B.A. degree in Accounting and Finance from the University of Arizona.

        James B. Wallace joined us as a director in September 2006. Mr. Wallace is the past Chairman of the Board of Tom Brown Inc., a public oil and gas company until its merger with Encana in May of 2005. Mr. Wallace was the President and Chairman of the Board of BWAB Inc., a private oil and gas company located in Denver, Colorado from 1988 to 1996. Mr. Wallace has been involved in the oil and gas business for over 40 years and has been a partner of Brownlie, Wallace, Armstrong and Bander Exploration in Denver, Colorado since 1992. Mr. Wallace joined our Board of Directors in September 2006. From 1980 to 1992 he was Chairman of the Board and Chief Executive Officer of BWAB Incorporated. He received a B.S. Degree in Business Administration from the University of Southern California in 1951.

        George A. Wiegers joined our Board of Directors in September 2006. Mr. Wiegers has worked at senior levels in the investment banking business for over 30 years. Mr. Wiegers joined Dillon, Read & Co. Inc. as a Managing Director in October 1983. Prior to that, he was a General Partner of Lehman Brothers. Mr. Wiegers has been active in the development and financing of industrial, natural resource and media/communications companies. Mr. Wiegers is a trustee of the University of Colorado Foundation, Inc. and several other charitable organizations, and a director of several public and private companies. Mr. Wiegers holds a B.A. from Niagara University and an M.B.A. from the Columbia University Graduate School of Business.

Board of Directors; Committees of the Board

        Our board of directors is comprised of eight members, consisting of T. Scott Martin, Cortlandt S. Dietler, Brian H. Lawrence, Peter A. Leidel, Sheldon B. Lubar, Neil Stenbuck, James Wallace and George Wiegers. We expect that Messrs. Dietler, Lubar, Stenbuck, Wallace and Wiegers, being a majority of our board, will qualify as independent directors as such term is defined by the SEC and the Nasdaq Global Market. We have an audit committee and a compensation and corporate governance committee, which are each composed of independent directors.

Indemnification

        Our certificate of incorporation and bylaws provide indemnification rights to the members of our board of directors. Additionally, we will enter into separate indemnification agreements with the members of our board of directors to provide additional indemnification benefits, including the right to receive in advance reimbursements for expenses incurred in connection with a defense for which the director is entitled to indemnification.

 EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

        This compensation discussion describes the material elements of compensation awarded to, earned by or paid to our Chief Executive Officer, Chief Financial Officer and our three other most highly compensated executive officers, each as named in the tables below. We refer to all of these officers as "named executive officers." While this compensation discussion focuses primarily on the information contained in the following tables and related footnotes, as well as the narrative relating to the last completed fiscal year, we also describe compensation actions taken before or after the last completed fiscal year to the extent that such discussion enhances the understanding of our executive compensation disclosure.

        We believe our success depends on the continued contributions of our named executive officers. Our executive compensation programs are designed with the philosophy of attracting, motivating and retaining experienced and qualified executive officers and directors with compensation that is consistent with comparable public companies and that recognizes individual merit and overall business results. Our policies are also intended to support the attainment of our strategic objectives by tying the interests of our executive officers with those of our stockholders through operational and financial performance goals and equity-based compensation.

        The principal elements of our executive compensation programs are base salary, annual cash incentives, long-term equity incentives in the form of stock options, stock awards, as well as other benefits and perquisites. The other benefits and perquisites provided to our executive officers consist of life, disability and health insurance benefits, a qualified 401(k) savings plan and paid vacation and holidays. Our salary and benefits are intended to be competitive with similarly situated companies and our objective is to position the aggregate of these elements at a level that is commensurate with our size and sustained performance.

Our Compensation and Governance Committee

        The Compensation and Governance Committee of our board of directors is responsible for the approval, evaluation and oversight of all of our compensation plans, policies and programs. The primary purpose of the Compensation and Governance Committee is to assist our board of directors in establishing and implementing our compensation policies and monitoring our compliance with such policies. The members of our Compensation and Governance Committee are Sheldon B. Lubar (chairman) and James B. Wallace, each of whom is an independent director in accordance with the NASDAQ Global Market rules. From time to time, the Compensation and Governance Committee may, whenever it deems appropriate, form and delegate authority to various subcommittees.

        Each of Messrs. Lubar and Wallace has served as the president of a corporation, each of them serves on the board of directors of at least one other publicly traded oil and gas company and each of them is currently serving or has served on compensation and governance committees of those firms. Both board members are experienced managers and board members.

        Mr. Lubar, as chairman of the committee, is responsible for selecting the time and place of meetings and the agendas therefor.

        The function of the Compensation and Governance Committee is more fully described in its charter, which our board of directors adopted, effective as of September 11, 2006. The Compensation and Governance Committee reviews and assesses, on an annual basis, the adequacy of the charter and recommends any proposed changes to our board of directors for approval.

        The Compensation and Governance Committee held one meeting during 2006.

  Responsibilities of the Compensation and Governance Committee

        Acting on behalf of the board of directors, the responsibilities of the Compensation and Governance Committee include the following:

  •
  reviewing and making recommendations to our board of directors with respect to our general compensation policies;

  •
  reviewing and approving our goals and objectives relating to the compensation of our executive officers, evaluating such officers' performance in light of these goals and recommending compensation levels to our board of directors based on these evaluations;

  •
  reviewing market data to assess our position with respect to the compensation of our executive officers in order to ensure we are competitive with comparable public companies;

  •
  administering our stock option and restricted stock plans or other similar plans including selecting to whom grants under any such plans are made and determining the terms and type of any such grant;

  •
  recommending to our board of directors the adoption of amendments to any of our plans and modifying or canceling any exiting grants under such plans;

  •
  reviewing the sufficiency of the shares available for grant under any of our Plans based on our goals for hiring, bonus and retention grants and assessing our competitive position with respect to the level of our equity compensation, vesting schedules and other terms with comparable public companies; and

  •
  preparing the "Report of the Compensation and Governance Committee" to be included in our proxy statement.

Compensation Program Objectives

        The objectives of our executive compensation programs are as follows:

  •
  attract and retain talented and experienced executives;

  •
  motivate and reward executives whose knowledge, skills and performance are critical to our success;

  •
  align the interests of our executive officers and stockholders by motivating executive officers to increase shareholder value and rewarding executive officers when shareholder value increases;

  •
  provide a competitive compensation package that is weighted heavily towards pay for performance, and in which total compensation is primarily determined by company and individual results and the creation of shareholder value;

  •
  insure fairness among the executive management team by recognizing the contributions each executive makes to our success;

  •
  foster a shared commitment among executives by coordinating their company and individual goals; and

  •
  compensate our executives accordingly to meet our long-term objectives.

        The Compensation and Governance Committee will evaluate the objectives of our executive compensation programs on a regular basis. In determining the objectives of our executive compensation programs, the Compensation and Governance Committee will examine the appropriate matching of compensation to performance as an individual and as an executive group. The Committee is responsible for comparative analysis of our executive compensation plan against others in the industry to insure that the executive compensation plans are competitive.

        The Compensation and Governance Committee is responsible for reviewing and making recommendations to our board of directors regarding our executive compensation programs. These programs were implemented to achieve the objectives established by the Compensation and Governance Committee for compensating our executive officers. The Compensation and Governance Committee will review our executive compensation programs on an annual basis to determine if such programs are effective in achieving the objectives established by the Compensation and Governance Committee. Compensation objectives are established based upon various measurements of profitability, share value enhancement and specific transaction conclusion, both as individuals and as a management group.

        To assist management and the Compensation and Governance Committee in assessing and determining compensation packages, the Compensation and Governance Committee will engage compensation consultants based upon the specific needs of the Compensation and Governance Committee. The Compensation and Governance Committee will contract with the consultants directly and will control and direct the work to be performed.

        The Compensation and Governance Committee will meet outside the presence of all of our executive officers to consider the appropriate compensation for our Chief Executive Officer. For all other named executive officers, the Compensation and Governance Committee will meet outside the presence of all executive officers, except our Chief Executive Officer. Our Chief Executive Officer will annually review the performance of each named executive officer with the Compensation and Governance Committee and will make recommendations to the Compensation and Governance Committee with respect to the appropriate base salary, payments to be made under our annual cash incentive plan and the grant of long-term equity incentive awards. Based in part on these recommendations from our Chief Executive Officer and the other considerations discussed below, the Compensation and Governance Committee will approve the annual compensation package of each of our executive officers, other than our Chief Executive Officer. The Compensation and Governance Committee will analyze the performance of our Chief Executive Officer and determine the base salary, payments to be made under our annual cash incentive plan and the grant of long-term equity incentive awards. Input or suggestions applicable to group or individual compensation from other executive officers will be solicited by the Compensation and Governance Committee.

        Compensation for each executive officer will be determined by the Compensation and Governance Committee by evaluating such officer's performance, our performance, and the officer's impact on our performance. Based upon these evaluations, the Compensation and Governance Committee will determine the compensation for each of our executive officers, consistent with the objectives established by the Compensation and Governance Committee. The Compensation and Governance Committee will also compare the compensation (including salary, bonuses, long-term incentives, etc.) paid by us to our executive officers to similarly-positioned executive officers in our industry, specifically other publicly held oil and gas companies with headquarters in the Rocky Mountain region such as: Cimarex Energy Co., Delta Petroleum Corporation, Forest Oil Corporation, St. Mary Land & Exploration Company and Whiting Petroleum Corporation. These are our five primary Rocky Mountain publicly-traded competitors, thus providing a relevant benchmark for comparing our executive officers' compensation. The competitors have operations in similar areas, require executives with similar experience and we compete against them for employees in all areas and at all levels of expertise, experience and abilities.

        The Compensation and Governance Committee will establish specific performance targets that our executive officers must achieve in order to receive certain types of compensation, including annual bonuses, base pay increases and performance awards under our Amended and Restated 2006

Long-Term Incentive Plan. These performance targets are accurate indicators of the executive officers' impact on our operational success and provide specific standards that motivate the officers to perform in our best interest and in our stockholders best interests. These targets include performance measures that increase the value of the company including: net income, EBITDAX, reserve growth and specific major tasks that need to be accomplished to insure the financial health of the company. Each officer's individual goals will be set based upon those activities that they can control.

        Specifically, compensation will be based upon a competitive plan but paid based upon a combination of group and individual goals that include meeting or exceeding profitability, oil and gas reserve enhancement, cash flow from operations or other goals established by the board that would enhance the value of our stock. In addition, there are certain transactional achievements that must be achieved each year to insure our financial health. For example, the Chief Financial Officer may need to renegotiate the company's lending agreement, the exploration manager needs to hire two geologists, the Chief Operating Officer needs to reduce lease operating expenses to a directed level and the Vice President of Land may need to complete the acquisition of significant leases in a targeted drilling area. Each one of the financial, operational or transactional goals will be weighted for each executive to match its/their importance.

Certain Policies of Our Executive Compensation Programs

        We have adopted the following material policies relating to our executive compensation programs:

  •
  Allocation between long-term and currently paid out compensation: The compensation we currently pay consists of base pay and annual incentive compensation. The long-term compensation consists entirely of awards under our Amended and Restated 2006 Long-Term Incentive Plan. The allocation between long-term and currently paid out compensation is based on an analysis of how our peer companies use long-term and currently paid compensation to pay their executive officers.

  •
  Allocation between cash and non-cash compensation: It is our policy to allocate all currently paid compensation in the form of cash and all long-term compensation in the form of awards of options to purchase our common stock. We consider competitive market analyses when determining the allocation between cash and non-cash consideration.

  •
  Return of incentive pay: We intend to implement a policy for the adjustment or recovery of awards or payments if performance measures upon which they are based are materially restated or otherwise adjusted in a manner that will reduce the size of an award or payment. This policy will include the return by any executive officer of any compensation based upon performance measures that require material restatement because of such executive's intentional misconduct or misrepresentation.

Our Executive Compensation Programs

        Overall, our executive compensation programs are designed to be consistent with the objectives and principals set forth above. The basic elements of our executive compensation programs are summarized in the table below, followed by a more detailed discussion of each compensation program.

Element	Characteristics	Purpose
Base Salary	Competitive to industry	Attract and retain
Incentive Bonus	Based upon performance individually and as an executive group	To motivate enhanced share value, short and long term financial growth and stability of the company
Long-Term Equity Incentive Plan Awards	Based upon performance individually and as an executive group	To retain and motivate our executives over a longer term
Retirement Savings Opportunity	Competitive to the industry	Enhance overall compensation package
Health & Welfare Benefits	Competitive to industry	Attract and retain
Other Perquisites	Competitive to the industry	Attract, retain and motivate

        All pay elements are cash-based except for the long-term equity incentive program, which is an equity-based award. We consider market pay practices and practices of peer companies in determining the amounts to be paid, what components should be paid in cash versus equity and how much of a named executive officer's compensation should be short-term versus long-term. Compensation opportunities for our executive officers, including our named executive officers, are designed to be competitive with peer companies. We believe that a substantial portion of each named executive officer's compensation should be in performance based pay.

        In determining whether to increase or decrease compensation to our executive officers, including our named executive officers, we take into account annually the changes (if any) in the market pay levels based on our peer group, the contributions made by the executive officer, the performance of the executive officer, the increases or decreases in responsibilities and roles of the executive officer, the business needs of the executive officer, the transferability of managerial skills to another employer, the relevance of the executive officer's experience to other potential employers and the readiness of the executive officer to assume a more significant role with another organization.

        In general, compensation or amounts realized by executives from prior compensation from us, such as gains from previously awarded stock options or options awards, are not taken into account in setting other elements of compensation, such as base pay, incentive bonuses or awards of stock options under our long-term equity incentive program. With respect to new executive officers, we take into account their prior base salary and annual cash incentives, as well as the contributions expected to be made by the new executive officer, the business needs and the role of the executive officer with us. We believe that our executive officers should be fairly compensated each year relative to market pay levels of our peer group and the internal pay levels of our executive officers.

Annual Cash Compensation

        To attract and retain executives with the ability and the experience necessary to lead us and deliver strong performance to our stockholders, we provide a competitive total compensation package. Base salaries are intended to be competitive with our peer group, while total compensation is intended to exceed that of our peer group, considering individual performance and experience, to ensure that each executive is appropriately compensated.

  Base Salary

        Annually we review salary ranges and individual salaries for our executive officers. We establish the base salary for each executive officer based in consideration of pay levels of our peer group and internal factors, such as the individual's performance and experience, and the pay of others on the executive team.

        We consider market pay levels among individuals in comparable positions with transferable skills within the oil and gas industry and comparable companies in general industry. When establishing the base salary of any executive officer, we also consider business requirements for certain skills, individual experience and contributions, the roles and responsibilities of the executive and other factors. We believe competitive base salary is necessary to attract and retain an executive management team with the appropriate abilities and experience required to lead us. Approximately 25% to 45% of an executive officer's total compensation is comprised of base salary, depending on the executive's role with us.

        The base salaries paid to our named executive officers are set forth below in the Summary Compensation Table. See "—Summary of Compensation."

  Annual Incentive Bonuses

        We provide the opportunity for our named executive officers and other executives to earn an annual cash incentive award. We provide this opportunity to attract and retain an appropriate caliber of talent for the position and to motivate executives to achieve our annual business goals. We plan to review annual cash incentive awards for our named executive officers and other executives annually in January or February to determine award payments for the last completed fiscal year, as well as to establish award opportunities for the current fiscal year.

        There were no specific individual performance goals for the 2006 incentive awards, but the Compensation and Governance Committee or the board of directors may exercise discretion and take into account individual performance in determining the awards. For 2006, the incentive awards were subject to the Compensation and Governance Committee's discretion. Beginning in 2007, we may make adjustments to our overall corporate performance goals and our actual performance results that may cause differences between the numbers used for the effect of external events that are outside the control of our executives, such as natural disasters, litigation, or regulatory changes in accounting or taxation standards. These adjustments may also exclude all or a portion of both the positive or negative effect of unusual or significant strategic events that are within the control of our executives but that are undertaken with an expectation of improving our long-term financial performance, such as restructurings, acquisitions or divestitures.

Long-term Equity Incentive Compensation

        We award long-term equity incentive grants to executive officers, including the named executive officers, as part of our total compensation package, under our Amended and Restated 2006 Stock Incentive Plan (the "2006 Plan").

        The 2006 Plan allows for the grant of stock options, stock appreciation rights, restricted stock, stock units, unrestricted stock, dividend equivalent rights and cash awards. The primary purpose of the 2006 Plan is to enhance our ability to attract and retain highly qualified officers, directors, key employees, and other persons, and to motivate such persons to continue in our service and to expend maximum effort to improve our business results and earnings, by providing to such persons an opportunity to acquire or increase a direct proprietary interest in our operations and future success.

        The Compensation and Governance Committee administers the 2006 Plan and in doing so, the Compensation and Governance Committee selects participants to receive awards, determines the types of awards, the terms and conditions of the awards, and interprets the provisions of the 2006 Plan.

Other Benefits

Retirement Savings Opportunity

        All employees may participate in our 401(k) Retirement Savings Plan, or 401(k) Plan, established in 2006. Each employee may make before tax contributions of up to 60% of their base salary, subject to the current Internal Revenue Service limits. We provide this 401(k) Plan to help our employees save a portion of their cash compensation for retirement in a tax efficient manner. We do not match any contributions made by our employees to the 401(k) Plan. However, we did make a discretionary contribution of $110,000 for the 2006 plan year. We also do not provide an option for our employees to invest in our stock in the 401(k) plan.

Health and Welfare Benefits

        All fulltime employees, including our named executive officers, may participate in our health and welfare benefit programs; including medical, dental and vision care coverage, disability insurance and life insurance.

Other Items of Compensation

        Our Chief Executive Officer participates in a plan that reimburses him for out of pocket medical costs. In addition, we pay for a life insurance policy that our Chief Executive Officer owns and directs the beneficiary. Until January of 2007, our employees used credit cards issued from the personal account of our Chief Executive Officer and the award benefits of those cards inured to our Chief Executive Officer.

        Our named executive officers and key employees are provided an allowance for the use of mobile phones.

Employment Agreements and Other Arrangements

        We have entered into an employment agreement with T. Scott Martin, our President and Chief Executive Officer. The agreement provides for an employment term of two years ending on June 12, 2008, although it may be terminated earlier under certain circumstances. Under the terms of the agreement, Mr. Martin will receive an annual base salary of $341,000 and is eligible to receive an annual bonus, to be determined by the Compensation and Governance Committee. The employment agreement also provides that if Mr. Martin's employment is terminated by us without cause or by him for good reason, which includes our failure to perform under the agreement, he will be entitled to receive severance compensation consisting of the unpaid portion of his total base salary for the current year, an additional year's base salary and reimbursement for all unpaid travel and other business expenses.

        Under the employment agreement, if benefits to which the executive becomes entitled are considered "excess parachute payments" under Section 280G of the Tax Code, then he will be entitled to an additional "gross-up" payment from us in an amount such that, after payment by the executive of all taxes, including any excise tax imposed upon the gross-up payment, he retains an amount equal to the excise tax imposed upon the payment.

        Mr. Martin is entitled to all of the employee benefits, fringe benefits and perquisites we provide to other employees. We have not entered into an employment agreement with any other executive officer.

        Prior to the close of this offering, all of our officers will sign "non-solicitation" agreements in the event of their termination of employment with us, prohibiting them from hiring any of our employees for a period of twelve months after the officer's termination.

Stock Ownership Guidelines

        Stock ownership guidelines have not been implemented by the Compensation and Governance Committee for our executive officers. Until recently, our common stock was subject to a stockholders agreement that limited a stockholder's ability to transfer stock. We will continue to periodically review best practices and reevaluate our position with respect to stock ownership guidelines.

Securities Trading Policy

        Our securities trading policy states that executive officers, including the named executive officers and directors, may not purchase or sell puts or calls to sell or buy our stock, engage in short sales with respect to our stock or buy our securities on margin. The purchase or sale of stock by our officers may only be made during a window of time established by the Compensation and Governance Committee with the aid of legal counsel.

Tax Deductibility of Executive Compensation

        Limitations on deductibility of compensation may occur under Section 162(m) of the Internal Revenue Code which generally limits the tax deductibility of compensation paid by a public company to its Chief Executive Officer and certain other highly compensated executive officers to $1 million in the year the compensation becomes taxable to the executive officer. There is an exception to the limit on deductibility for performance based compensation that meets certain requirements.

        Although deductibility of compensation is preferred, tax deductibility is not a primary objective of our compensation programs. We believe that achieving our compensation objectives set forth above is more important than the benefit of tax deductibility and we reserve the right to maintain flexibility in how we compensate our executive officers that may result in limiting the deductibility of amounts of compensation from time to time.

Conclusion

        We believe the compensation we have provided to each of our executive officers is reasonable and appropriate to facilitate the achievement of our operational objectives. The compensation programs and policies that we and our Compensation and Governance Committee have designed effectively incentivize our executive officers on both a short-term and long-term basis to perform at a level necessary to achieve these objectives. The various elements of compensation combine to align the best interests of our executive officers with the best interests of our stockholders and our best interests in order to maximize shareholder value.

 SUMMARY OF COMPENSATION

        The following table shows information concerning the annual compensation for services provided to us by our Chief Executive Officer, our Chief Financial Officer and our three other most highly compensated executive officers during 2006.

Name and Principal Position	Year	Salary	Bonus(1)	Stock Awards	Option Awards(2)	Non-Equity Incentive Plan Compensation Earnings	Change in Pension Value and Nonqualified Deferred Compensation Earnings	All Other Compensation(3)	Total
T. Scott Martin Chairman, President and Chief Executive Officer	2006	$341,000	$300,000	$—	$359,083	$—	$—	$16,870	$1,016,953
Richard F. McClure Jr. Vice President of Operations and Chief Operating Officer	2006	$185,000	$160,000	$—	$206,606	$—	$—	$10,057	$561,663
James R. Casperson Vice President of Finance and Chief Financial Officer	2006	$200,000	$155,000	$—	$165,848	$—	$—	$900	$521,748
Valerie K. Walker Vice President of Exploration	2006	$185,000	$160,000	$—	$206,606	$—	$—	$9,517	$561,123
Jeffery S. Williams Vice President of Land and Acquisitions	2006	$185,000	$260,000	$—	$165,848	$—	$—	$7,657	$618,505

(1)
In connection with our private placement sale of 12,400,000 shares of common stock on July 12, 2006, Mr. Martin's and Mr. Casperson's bonuses will not be paid until our resale shelf registration statements filed on behalf of certain of our stockholders are declared effective by the SEC on or before February 7, 2007. Starting on February 8, 2007 Mr. Martin and Mr. Casperson will forfeit 1% of their bonuses each day until the resale shelf registration statements are declared effective by the SEC.

(2)
Please see the discussion of the assumptions made in the valuation of these awards in the footnotes to the financial statements. We adopted the fair value recognition provisions of SFAS No. 123(R) effective January 1, 2006. In accordance with APB 25, we did not record any amounts in our Audited Combined Financial Statements for the year ended December 31, 2005 with respect to the awards included in this table. In accordance with the modified prospective transition method of SFAS No. 123(R), the above amounts were included as non-cash compensation expense in the September 30, 2006 Consolidated Financial Statements for Messrs. Martin, Casperson, McClure and Williams and Ms. Walker, respectively. See Note 1 "Summary of Significant Accounting Policies" contained elsewhere in this prospectus for further discussion of the accounting treatment for these options.

(3)
Includes all other compensation including medical reimbursements, insurance reimbursements, cell phone expenses, membership dues, and company contributions to retirement and 401(k) plans.

Grants of Plan-based Awards

        During 2006, we did not make any rewards under any plan to our named executive officers.

Discussion of Summary Compensation and Plan-Based Awards Tables

        Our executive compensation policies and practices, pursuant to which the compensation set forth in the Summary Compensation Table and the grants of Plan Based Awards table was paid or awarded, are described above under "Compensation Discussion and Analysis." A summary of certain material terms of our compensation plans and arrangements is set forth below.

Description of the Amended and Restated 2006 Long-Term Incentive Plan

        Our Amended and Restated 2006 Stock Incentive Plan (the "2006 Plan") is the successor equity incentive program to our 2002 Stock Option Plan. We do not intend to make any additional grants under our 2002 Stock Option Plan. All outstanding awards under our 2002 Stock Option Plan have been transferred to our 2006 Plan; however, such awards will continue to be subject to their existing terms. The following is a summary of the 2006 Plan.

        The 2006 Plan allows for the grant of stock options, stock appreciation rights, restricted stock, stock units, unrestricted stock, dividend equivalent rights and cash awards. The primary purpose of the 2006 Plan is to enhance our ability to attract and retain highly qualified officers, directors, key employees, and other persons, and to motivate such persons to continue in our service and to expend maximum effort to improve our business results and earnings, by providing to such persons an opportunity to acquire or increase a direct proprietary interest in our operations and future success. We have reserved 3,584,616 shares of common stock for issuance under the 2006 Plan, including the 2.7 million shares of common stock subject to options outstanding prior to the adoption of the 2006 Plan.

        Administration.    The 2006 Plan provides for administration by our board of directors or otherwise by a compensation committee or other committee of our board of directors. Subject to the terms of the 2006 Plan, our board of directors or the committee administering the 2006 Plan may select participants to receive awards, determine the types of awards and terms and conditions of awards and interpret provisions of the 2006 Plan. Currently, the 2006 Plan is administered by the Compensation and Governance Committee.

        Common Stock Reserved for Issuance under the 2006 Plan.    Our common stock issued or to be issued under the 2006 Plan consists of authorized but unissued shares and issued shares that we have reacquired. If any shares covered by an award are not purchased or are forfeited, or if an award otherwise terminates without delivery of any common stock, then the number of shares of common stock counted against the aggregate number of shares available under the 2006 Plan with respect to the award will, to the extent of any such forfeiture or termination, again be available for making awards under the 2006 Plan.

        Eligibility.    Awards may be made under the 2006 Plan to our employees and consultants, including any such employee who is an officer or director, and to any other individual whose participation in the 2006 Plan is determined by our board of directors to be in our best interest.

        Amendment or Termination of the 2006 Plan.    Our board of directors may amend, suspend or terminate the 2006 Plan at any time and for any reason. The 2006 Plan shall terminate in any event ten years after the date of its adoption by the board. Amendments to the 2006 Plan will be submitted for stockholder approval to the extent stated by the board of directors, required by the Internal Revenue Code of 1986 or other applicable law or required by applicable stock exchange listing requirements. In addition, an amendment to the 2006 Plan will be contingent on stockholder approval if the amendment would materially increase the benefits accruing to participants under the 2006 Plan, materially increase the aggregate number of shares of common stock that may be issued under the 2006 Plan or materially modify the requirements as to eligibility for participation in the 2006 Plan.

        Options.    The 2006 Plan permits the granting of options to purchase shares of common stock intended to qualify as incentive stock options under the Internal Revenue Code and stock options that do not qualify as incentive stock options. The exercise price of each stock option may not be less than 100% of the fair market value of the common stock on the date of grant. In the case of certain 10% stockholders who receive incentive stock options, the exercise price may not be less than 110% of the fair market value of the common stock on the date of grant. An exception to these requirements is made for options that we grant in substitution for options held by employees of companies that we acquire. In such a case the exercise price is adjusted to preserve the economic value of the employee's stock option from his or her former employer.

        The term of each stock option is fixed at the time of grant and may not exceed 10 years from the date of grant. The board of directors or committee administering the 2006 Plan determines at what time or times each option may be exercised and the period of time, if any, after retirement, death, disability or termination of employment during which options may be exercised. Options may be made exercisable in installments. The exercisability of options may be accelerated by our board of directors or committee administering the 2006 Plan.

        In general, an optionee may pay the exercise price of an option in cash or in cash equivalents, by tendering shares of common stock to the extent provided in an award agreement, by means of a broker-assisted cashless exercise to the extent provided in an award agreement and permitted by applicable law or as otherwise provided in an award agreement and permitted by applicable law.

        Stock options granted under the 2006 Plan may not be sold, transferred, pledged or assigned other than by will or under applicable laws of descent and distribution. However, we may permit in an award agreement the limited transfers of non-qualified options for the benefit of family members of grantees.

        Other Awards.    The 2006 Plan permits the granting of the following additional types of awards:

  •
  shares of unrestricted stock, which are shares of common stock at no cost or for a purchase price and are free from any restrictions under the 2006 Plan. Unrestricted shares of common stock may be issued to participants in recognition of past services or other valid consideration, and may be issued in lieu of cash compensation to be paid to participants;

  •
  shares of restricted stock, which are shares of common stock subject to restrictions;

  •
  stock units, which are common stock units subject to restrictions;

  •
  dividend equivalent rights, which are rights entitling the recipient to receive credits for dividends that would be paid if the recipient had held a specified number of shares of common stock;

  •
  stock appreciation rights, which are rights to receive a number of shares or, in the discretion of the administrator, an amount in cash or a combination of shares and cash, based on the increase in the fair market value of the shares underlying the rights during a specified period of time;

  •
  performance and annual incentive awards, ultimately payable in common stock or cash, as determined by the board or committee administering the 2006 Plan. Multi-year and annual incentive awards may be subject to achievement of specified goals tied to business criteria, as described below. The board or committee administering the 2006 Plan may specify the amount of the incentive award as a percentage of these business criteria, a percentage in excess of a threshold amount or as another amount which need not bear a strictly mathematical relationship to these business criteria. The board or committee administering the 2006 Plan may modify, amend or adjust the terms of each award and performance goal. Awards to individuals who are covered under Section 162(m) of the Internal Revenue Code, or who are likely to be covered in the future, will comply with the requirement that payments to such employees qualify as performance-based compensation under Section 162(m) of the Internal Revenue Code to the extent that the board or committee administering the 2006 Plan so designates. Such employees include the Chief Executive Officer and the four highest compensated executive officers (other than the Chief Executive Officer) determined at the end of each year.

        Minimum Vesting for restricted stock and stock unit.    The 2006 Plan provides that restricted stock and stock units that vest solely by the passage of time may vest in no less than three years from the grant date and restricted stock and stock units for which vesting may be accelerated by achieving performance targets may vest in no less than one year from the date of grant.

        Section 162(m) of the Internal Revenue Code.    Section 162(m) of the Internal Revenue Code limits publicly-held companies to an annual deduction for federal income tax purposes of $1 million for compensation paid to their covered employees. However, performance-based compensation is excluded from this limitation. The 2006 Plan is designed to permit us to grant awards that qualify as performance-based for purposes of satisfying the conditions of Section 162(m).

        To qualify as performance-based:

    (i)
    the compensation must be paid solely on account of the attainment of one or more pre-established, objective performance goals;

    (ii)
    the performance goal under which compensation is paid must be established by a compensation committee comprised solely of two or more directors who qualify as "outside directors" for purposes of the exception;

    (iii)
    the material terms under which the compensation is to be paid must be disclosed to and subsequently approved by stockholders of the corporation before payment is made in a separate vote; and

    (iv)
    the compensation committee must certify in writing before payment of the compensation that the performance goals and any other material terms were in fact satisfied.

        In the case of compensation attributable to stock options, the performance goal requirement (summarized in (i) above) is deemed satisfied, and the certification requirement (summarized in (iv) above) is inapplicable, if the grant or award is made by the compensation committee of the board of directors; the plan under which the option is granted states the maximum number of shares with respect to which options may be granted during a specified period to an employee; and under the terms of the option, the amount of compensation is based solely on an increase in the value of the common stock after the date of grant.

        Under the 2006 Plan, one or more of the following business criteria, on a consolidated basis, and/or with respect to specified subsidiaries or business units, except with respect to the total stockholder return and earnings per share criteria, will be used exclusively by the compensation committee in establishing performance goals:

  •
  total stockholder return;

  •
  such total stockholder return as compared to total return (on a comparable basis) of a publicly available index such as the Standard & Poor's 500 Stock Index;

  •
  net income;

  •
  pretax earnings;

  •
  earnings before interest expense, taxes, depreciation and amortization;

  •
  pretax operating earnings after interest expense and before bonuses, service fees and extraordinary or special items;

  •
  operating margin;

  •
  earnings per share;

  •
  return on equity;

  •
  return on capital;

  •
  return on investment;

  •
  operating earnings;

  •
  working capital;

  •
  ratio of debt to stockholders' equity; and

  •
  revenue.

        Business criteria may be measured on a GAAP or non-GAAP basis.

        Under the Internal Revenue Code, a director is an "outside director" of a company if he or she is not a current employee of that company; is not a former employee who receives compensation for prior services (other than under a qualified retirement plan); has not been an officer of the company; and does not receive, directly or indirectly (including amounts paid to an entity that employs the director or in which the director has at least a five percent ownership interest), remuneration from the company in any capacity other than as a director.

        The maximum number of shares of common stock subject to options or stock appreciation rights that can be awarded under the 2006 Plan to any person is 333,333 per year. The maximum number of shares of common stock that can be awarded under the 2006 Plan to any person, other than pursuant to an option or a stock appreciation rights, is 333,333 per year. The maximum amount that may be earned as an annual incentive award or other cash award in any calendar year by any one person is $2 million, and the maximum amount that may be earned as a performance award or other cash award in respect of a performance period by any one person is $5 million.

        Adjustments for Stock Dividends and Similar Events.    We may make appropriate adjustments in outstanding awards and the number of shares available for issuance under the 2006 Plan, including the individual limitations on awards, to reflect recapitalizations, reclassifications, stock spits, reverse splits, stock dividends and other similar events.

        Effect of Certain Corporate Transactions.    Certain change of control transactions involving us, such as the sale of our company, may cause awards granted under the 2006 Plan to vest, unless the awards are continued or substituted for in connection with the change of control transaction.

Outstanding Equity Awards at Fiscal Year-end

        The following table summarizes the number of securities underlying outstanding plan awards for each named executive officer as of December 31, 2006.

	Option Awards						Stock Awards
Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested
Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested
Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options
	Number of Securities Underlying Unexercised Options	Number of Securities Underlying Unexercised Options						Market Value of Shares or Units of Stock That Have Not Vested
Number of Shares of Units of Stock That Have Not Vested
Name				Option Exercise Price		Option Expiration Date
	Exercisable	Unexercisable
T. Scott Martin Chairman, President and Chief Executive Officer	269,736 109,244 80,112 191,019	— — 7,283 213,491	—	$ $ $ $	1.24 2.47 2.47 4.94	June 2009 September 2010 April 2011 July 2012	—	$—	—	$—
Richard F. McClure Jr. Vice President of Operations and Chief Operating Officer	202,304 30,265 22,194 114,611	— — 2,018 128,095	—	$ $ $ $	1.24 2.47 2.47 4.94	June 2009 September 2010 April 2011 July 2012	—	$—	—	$—
James R. Casperson Vice President of Finance and Chief Financial Officer	95,509	106,746	—		$4.94	July 2012	—	$—	—	$—
Valerie K. Walker Vice President of Exploration	89,912 142,657 22,194 114,611	— — 2,018 128,095	—	$ $ $ $	1.24 2.47 2.47 4.94	June 2009 September 2010 April 2011 July 2012	—	$—	—	$—
Jeffery S. Williams Vice President of Land and Acquisitions	95,509	106,746	—		$$4.94	July 2012	—	$—	—	$—

Option Exercises

        Our named executive officers did not exercise any stock options in 2006.

Pension Benefits

        We do not have any plan that provides for payments or other benefits at, following, or in connection with, retirement.

Non-Qualified Deferred Compensation

        We do not have any plan that provides for the deferral of compensation on a basis that is not tax qualified.

Director Compensation

        The following table summarizes compensation that our directors earned during 2006 for services as members of our Board.

Name	Fees Earned or Paid in Cash(1)	Stock Awards	Option Awards	Non-Equity Incentive Plan Compensation	Change in Pension Value and Nonqualified Deferred Compensation Earnings	All Other Compensation	Total
T. Scott Martin	$—	$—	$—	$—	$—	$—	$—
Cortlandt S. Dietler	$23,000	$—	$—	$—	$—	$—	$23,000
Bryan H. Lawrence	$—	$—	$—	$—	$—	$—	$—
Peter A. Leidel	$—	$—	$—	$—	$—	$—	$—
Sheldon B. Lubar	$23,625	$—	$—	$—	$—	$—	$23,625
Neil L. Stenbuck	$24,250	$—	$—	$—	$—	$—	$24,250
James B. Wallace	$23,000	$—	$—	$—	$—	$—	$23,000
George A. Wiegers	$23,000	$—	$—	$—	$—	$—	$23,000

(1)
No fees were paid to any members of the Board of Directors during 2006. However, earned fees will be included in amounts paid during 2007.

Discussion of Director Compensation Table

        Historically, our directors have not received any compensation for serving on our board, although we did reimburse directors for expenses incurred in connection with attendance at meetings of the board of directors. Following this offering, each non-employee member of our board of directors will receive compensation for service on our board of directors and committees thereof. Following this offering, non-employee and non-Yorktown Energy Partners directors will receive $80,000 per year in shares of our common stock or cash, at the election of each director, plus meeting expenses of $2,000 per board and $1,000 per committee meeting. The chairman of the audit committee and the compensation and governance committee will receive $5,000 and $2,500, respectively.

        Employee directors will not receive compensation for service on our board of directors. All directors will be reimbursed for reasonable out-of-pocket expenses incurred in attending meetings of the board or committees and for other reasonable expenses incurred in connection with service on the board and any committee.

Potential Payments Upon Termination or Change in Control

        We have entered into an employment agreement with T. Scott Martin, our President and Chief Executive Officer. Under the terms of the agreement, Mr. Martin will receive an annual base salary of $341,000 and is eligible to receive an annual bonus, to be determined by our outside directors or otherwise by a board committee. The employment agreement also provides that if Mr. Martin's employment is terminated by us without cause or by the executive for good reason, which includes our failure to perform under the agreement, he will be entitled to receive severance compensation consisting of the unpaid portion of his total base salary for the current year, an additional year's base salary and reimbursement for all unpaid travel and other business expenses. A change of control does not affect the amount or timing of these cash severance payments.

        We are not obligated to make any cash payments to any other named executive officer if their employment is terminated by us or by the executive. No severance benefits are provided for any of the named executive officers in the event of death or disability. A change of control does not affect the amount of timing of these cash severance payments.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

        The following table sets forth certain information regarding the beneficial ownership of our common stock as of September 30, 2006, by (i) each person who, to our knowledge, beneficially owns more than 5% of our common stock; (ii) each of our directors and executive officers; and (iii) all of our executive officers and directors as a group, before this offering and after the completion of this offering. The table showing the percentage of shares beneficially owned after the offering assumes the sale of 5,000,000 shares of our common stock by us.

		Percentage of Shares Beneficially Owned(2)
	Shares of Ellora Common Stock Beneficially Owned(1)
Name and Address of Beneficial Owner		Before Offering	After Offering
Bryan H. Lawrence(3)(4)	27,462,159	61.3%	55.1%
Peter A. Leidel(3)(4)	27,462,159	61.3%	55.1%
Yorktown Energy Partners V, L.P.(3)	21,039,278	47.0%	42.2%
Yorktown Energy Partners VI, L.P.(3)	6,422,881	14.3%	12.9%
T. Scott Martin(5)(6)	1,815,639	4.0%	3.6%
Sheldon B. Lubar(7)	1,815,080	4.1%	3.6%
Valerie K. Walker(5)(8)	567,659	1.3%	1.1%
Richard F. McClure Jr.(5)(9)	562,052	1.2%	1.1%
James R. Casperson(5)(10)	334,430	* %	* %
George A. Wiegers(5)	166,667	* %	* %
John W. (Bill) Minnett(5)(11)	54,880	* %	* %
Jeffery S. Williams(5)(12)	51,590	* %	* %
James B. Wallace(5)(13)	16,667	* %	* %
Cortlandt S. Dietler(5)	8,333	* %	* %
Neil L. Stenbuck(5)	—	* %	* %
All officers and directors as a group (12 persons)	32,855,156	71.3%	64.3%

*
Less than one percent.

(1)
Unless otherwise indicated, all shares of stock are held directly with sole voting and investment power.

(2)
For purposes of calculating the percent of the class outstanding held by each owner shown above with a right to acquire additional shares, the total number of shares excludes the shares which all other persons have the right to acquire within 60 days after the date of this prospectus, pursuant to the exercise of outstanding stock options and warrants.

(3)
Has a principal business address of 410 Park Avenue, Suite 1900, New York, New York 10022.

(4)
Includes attribution of shares held by Yorktown Energy Partners V, L.P. and Yorktown Energy Partners VI, L.P.

(5)
Has a principal business address of c/o Ellora Energy Inc., 5480 Valmont, Suite 350, Boulder, Colorado 80301.

(6)
Includes options to purchase up to 526,687 shares of common stock, which are exercisable within 60 days from the date of this prospectus.

(7)
Has a principal business address of 700 N. Water Street, Suite 1200, Milwaukee, Wisconsin 53202.

(8)
Includes options to purchase up to 305,780 shares of common stock, which are exercisable within 60 days from the date of this prospectus.

(9)
Includes options to purchase up to 300,173 shares of common stock, which are exercisable within 60 days from the date of this prospectus.

(10)
Includes options to purchase up to 90,282 shares of common stock, which are exercisable within 60 days from the date of this prospectus.

(11)
Includes options to purchase up to 28,669 shares of common stock, which are exercisable within 60 days from the date of this prospectus.

(12)
Includes options to purchase up to 51,590 shares of common stock, which are exercisable within 60 days from the date of this prospectus.

(13)
Includes 12,500 shares of common stock held by a limited liability company under the control of Mr. Wallace and for which he holds voting and dispositive power.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

        We have entered into an employment agreement with T. Scott Martin, our Chairman, President and Chief Executive Officer. See "Executive Compensation—Employment Agreements and Other Arrangements" for a detailed description of this agreement. Additionally, we will enter into indemnification agreements with the members of our board of directors.

        Ellora was formed in June 2002 through the issuance of approximately 16.2 million shares of common stock for cash consideration of $20 million to Yorktown Energy Partners V, L.P., our controlling stockholder, which was organized to make direct investments in the energy industry on behalf of certain institutional investors, and the issuance of approximately 4.1 million shares of common stock to certain of our executive officers for $1,167 in cash, notes receivable in the amount of $1,667,000, and certain other contributed property pursuant to the terms of a contribution agreement among us, Yorktown, certain of our executive officers, and other investors. The notes issued to us by certain of our executive officers were full recourse, earned interest at an annual rate of 6%, and matured on the earlier of June 7, 2009 or three months after the holder ceased to be employed by us. Their notes receivable are shown in our financial statements as a reduction in stockholders' equity. The note holders repaid these notes with interest upon the closing of the private equity offering in the second quarter of 2006. Ellora Oil & Gas Inc. was formed in 2005 and issued shares of its common stock for cash consideration of $40 million to Yorktown Energy Partners VI, L.P., which received approximately 8,000,000 post-split shares of our common stock upon completion of the Merger.

        On April 15, 2004, we purchased the interests held by Durango Connection Pipeline in English Bay for approximately $6.7 million in cash. English Bay Pipeline, L.P. is now our wholly owned subsidiary. The valuation of Durango Connection Pipeline's partnership interest in English Bay was determined by arm's length negotiations between us and Mr. Allen Born, the owner of 100% of Durango Connection Pipeline, and we believe the terms of the acquisition were commensurate with the terms of a third-party oil and gas industry arrangement. At the time of the acquisition, Mr. Born was a stockholder and member of our board of directors. The terms of the transaction were approved by all of the independent members of our board of directors.

        On August 29, 2005 we acquired interests in oil and gas properties in Shelby County, Texas from Durango Connection LLLP for $26 million in cash. Durango Connection LLLP was owned 99% by Mr. Allen Born at the time of the acquisition. The valuation of the purchased Shelby County oil and gas interests held by Durango Connection LLLP was determined by arms-length negotiations between us and Mr. Born, and we believe the terms of the acquisition were commensurate with the terms of a third-party oil and gas industry arrangement. At the time of the acquisition, Mr. Born was a stockholder and member of our board of directors. The terms of the transaction were approved by all of the independent members of our board of directors.

        On June 1, 2004, we entered into a joint venture agreement with Centurion Exploration Company, pursuant to which we paid Centurion $1.25 million for the right to participate in all prospects that Centurion generates through September 2007. As of October 31, 2006, we had participated in five wells with Centurion. The joint venture agreement was negotiated at arm's length between us and Centurion. At the time we entered into the joint venture agreement and at the time the abovementioned wells were drilled, T. Scott Martin was a member of the board of directors of Centurion, in which an affiliate of Yorktown owns a controlling interest. The terms of the transaction were approved by all of the independent members of our board of directors. Mr. Martin has resigned from the board of directors of Centurion. In December 2006, we sold our interest in the Centurion Joint Venture and our interest in certain minor wells drilled by Centurion in East Texas for approximately $2,600,000.

Procedures for Approval of Related Person Transactions

        In the event that a related party transaction is identified, such transaction must be reviewed and approved by our Chief Executive Officer or other members of management, our board of directors or the independent members of our board of directors, depending on the parties involved and the terms of the proposed transaction. Additionally, related party transactions cannot be approved by our Chief Executive Officer or other members of management or a member of our board of directors if they are a party to the transaction. In such instance, an unrelated party must approve that particular related party transaction.

SELLING STOCKHOLDERS

        The following table and related footnotes set forth certain information regarding the selling stockholders. The number of shares in the column "Number of Shares of Common Stock Offered Hereby" represents all of the shares that each selling stockholder is offering under this prospectus. To our knowledge, each of the selling stockholders has sole voting and investment power as to the shares shown, except as disclosed in this prospectus or to the extent this power may be shared with a spouse. Except as noted in this prospectus, none of the selling stockholders is a director, officer, or employee of ours or an affiliate of such person.

Selling Stockholders	Number of Shares of Common Stock Owned Prior to the Offering(1)	Number of Shares of Common Stock Offered Hereby	Number of Shares of Common Stock Owned After the Offering(1)	Percentage of Shares of Common Stock Owned After Completion of the Offering

TOTAL

*
Selling stockholder is a director, officer, or employee of ours or an affiliate of such person.
**
Less than 0.1%
(1)
Ownership is determined in accordance with Rule 13d-3 under the Securities Exchange Act of 1934.

DESCRIPTION OF CAPITAL STOCK

        Pursuant to our amended certificate of incorporation, we have the authority to issue an aggregate of 135,000,000 shares of capital stock, consisting of 125,000,000 shares of common stock, par value $0.001 per share, and 10,000,000 shares of preferred stock, par value $0.001 per share.

        Selected provisions of our organizational documents are summarized below. Forms of our organizational documents are attached as exhibits to the registration statement of which this prospectus is a part. In addition, the summary below does not give full effect to the terms of the provisions of statutory or common law which may affect the rights of a stockholder.

Common Stock

        As of December 15, 2006, we had a total of 44,807,697 shares of common stock and no shares of preferred stock outstanding. Following the completion of this offering and assuming that the underwriters exercise their option to purchase additional shares in full, we will have                  shares of common stock outstanding based on the number of shares outstanding as of December 15, 2006. We have reserved 3,584,616 shares for issuance to employees under our 2006 Plan. As of December 15, 2006, we have options to purchase 2,692,293 shares of our common stock outstanding and 892,323 shares remain available for future grants.

        Voting rights.    Each share of common stock is entitled to one vote in the election of directors and on all other matters submitted to a vote of our stockholders. Our stockholders may not cumulate their votes in the election of directors. Each of our directors is elected on an annual basis by our stockholders voting as a single class.

        Dividends, distributions and stock splits.    Holders of our common stock are entitled to receive dividends if, as and when such dividends are declared by our board out of assets legally available therefor after payment of dividends required to be paid on shares of preferred stock, if any.

        Liquidation.    In the event of any dissolution, liquidation, or winding up of our affairs, whether voluntary or involuntary, after payment of our debts and other liabilities and making provision for any holders of our preferred stock who have a liquidation preference, our remaining assets will be distributed ratably among the holders of common stock.

        Fully paid.    All the shares of common stock to be outstanding upon completion of this offering will be fully paid and nonassessable.

        Other rights.    Holders of our common stock have no redemption or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock.

        The rights preferences and privileges of holders of common stock are subject to, and may be adversely affected by, the rights of holders of shares of any series of preferred stock that we may designate and issue in the future.

Preferred Stock

        Our restated certificate of incorporation authorizes our board of directors, subject to any limitations prescribed by law, without further stockholder approval, to establish and to issue from time to time one or more classes or series of preferred stock, par value $0.001 per share, covering up to an aggregate of 10,000,000 shares of preferred stock. Each class or series of preferred stock will cover the number of shares and will have preferences, voting powers, qualifications and special or relative rights or privileges as is determined by the board of directors, which may include, among others, dividend rights, liquidation preferences, voting rights, conversion rights, preemptive rights and redemption rights.

        The rights of the holders of common stock will be subject to the rights of holders of any preferred stock issued in the future. The issuance of preferred stock could adversely affect the voting power of holders of common stock and reduce the likelihood that common stockholders will receive dividend payments and payments upon liquidation. The issuance of preferred stock could also have the effect of decreasing the market price of the common stock and could delay, deter or prevent a change in control of our company. We have no present intention to issue any shares of preferred stock.

Certain Effects of Authorized But Unissued Stock

        The authorized but unissued shares of common stock and preferred stock are available for future issuance without stockholder approval. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans.

        The ability of our board of directors to issue authorized but unissued and unreserved common stock and preferred stock could render more difficult or discourage an attempt to obtain control of the company by means of a proxy contest, tender offer, merger, or otherwise, and thereby protect the continuity of our management.

Anti-Takeover Effects of Delaware Law and Our Charter and Bylaw Provisions

        A number of provisions in our restated certificate of incorporation, our restated bylaws and Delaware law may make it more difficult to acquire control of us. These provisions could deprive the stockholders of opportunities to realize a premium on the shares of common stock owned by them. In addition, these provisions may adversely affect the prevailing market price of our common stock. These provisions are intended to:

  •
  enhance the likelihood of continuity and stability in the composition of the board and in the policies formulated by the board;

  •
  discourage transactions which may involve an actual or threatened change in control of us;

  •
  discourage tactics that may be involved in proxy fights; and

  •
  encourage persons seeking to acquire control of our company to consult first with the board of directors to negotiate the terms of any proposed business combination or offer.

Advance Notice Procedures for Stockholder Proposals and Director Nominations

        Our restated bylaws provide that stockholders seeking to bring business before an annual meeting of stockholders, or to nominate candidates for election as directors at an annual meeting of stockholders, must provide timely notice thereof in writing. To be timely, a stockholder's notice generally must be delivered to or mailed and received at our principal executive offices not less than 60 and no more than 90 calendar days prior to the first anniversary of the date on which we first mailed our proxy materials for the preceding year's annual meeting of stockholders. In addition, our bylaws specify requirements as to the form and content of a stockholder's notice. These provisions may preclude stockholders from bringing matters before an annual meeting of stockholders or from making nominations for directors at an annual meeting of stockholders.

Stockholder Meetings

        Our restated certificate of incorporation provides that stockholders are not permitted to call special meetings of stockholders. Only our board of directors, Chairperson or Chief Executive Officer are permitted to call a meeting of stockholders.

Supermajority Vote to Amend Bylaws

        Our restated certificate of incorporation requires the affirmative vote of at least two-thirds of the directors then in office or of the holders of at least two-thirds of the combined voting power of all shares of our stock then outstanding to adopt, amend or repeal any bylaws of the company.

Limitation of Liability

        Our restated certificate of incorporation provides that to the fullest extent permitted by Delaware law, as that law may be amended and supplemented from time to time, our directors shall not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the company or our stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law (the "DGCL"), or (iv) for any transaction from which the director derived any improper personal benefit. The effect of the provision of the certificate of incorporation is to eliminate the rights of the company and our stockholders (through stockholders' derivative suits on our behalf) to recover monetary damages against a director for breach of the fiduciary duty of care as a director (including breaches resulting from negligent behavior) except in the situations described in clauses (i) through (iv) above. Our bylaws also set forth certain indemnification provisions and provide for the advancement of expenses incurred by a director in defending a claim by reason of the fact that he was one of our directors (or was serving as a director or officer of another entity at our request), provided that the director agrees to repay the amounts advanced if the director is not entitled to be indemnified by us under the provisions of the DGCL. The indemnification provisions of our certificate of incorporation may reduce the likelihood of derivative litigation against directors and may discourage or deter stockholders or management from bringing a lawsuit against directors for breaches of their fiduciary duties, even though an action, if successful, otherwise might have benefited us and our stockholders.

        The right to indemnification and advancement of expenses are not exclusive of any other rights to indemnification our directors or officers may be entitled to under any agreement, vote of stockholders or disinterested directors or otherwise. We intend to enter into indemnification agreements with each of our directors and some of our officers pursuant to which we agree to indemnify the director or officer against expenses, judgments, fines or amounts paid in settlement incurred by the director or officer and arising out of his capacity as a director, officer, employee and/or agent of the company or other enterprise of which he is a director, officer, employee or agent acting at our request to the maximum extent permitted by applicable law, subject to certain limitations. Additionally, under Delaware law, we may purchase and maintain insurance for the benefit and on behalf of our directors and officers insuring against all liabilities that may be incurred by the director or officer in or arising out of his capacity as our director, officer, employee and/or agent.

Delaware Business Combination Statute

        We have elected in our restated certificate of incorporation to be subject to Section 203 of the Delaware General Corporation Law regulating corporate takeovers. This section prevents a Delaware corporation from engaging in a business combination which includes a merger or sale of more than 10% of the corporation's assets with a stockholder who owns 15% or more of the corporation's outstanding voting stock, as well as affiliates and associates of any of those persons. That prohibition extends for three years following the date that stockholder acquired that amount of stock unless:

  •
  the transaction in which that stockholder acquired the stock is approved by the board of directors prior to that date;

  •
  upon completion of the transaction that resulted in the acquisition of the stock, the stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding those shares owned by various employee benefit plans or persons who are directors and also officers; or

  •
  on or after the date the stockholder acquired the stock, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock that is not owned by the stockholder.

        A corporation may, at its option, exclude itself from Section 203 of the Delaware General Corporation Law by amending its certificate of incorporation or bylaws by action of its stockholders. The charter or bylaw amendment shall not become effective until 12 months after the date it is adopted or applies to a stockholder. Section 203 will not apply to a business combination between us and Yorktown because Yorktown held more than 15% of our stock prior to the effective date of our restated certificate of incorporation.

SHARES ELIGIBLE FOR FUTURE SALE

        Prior to the date of this prospectus, there has been no public market for our common stock. The sale of a substantial amount of our common stock in the public market after we complete this offering, or the perception that such sales may occur, could adversely affect the prevailing market price of our common stock. Furthermore, because some of our shares will not be available for sale shortly after this offering due to the contractual and legal restrictions on resale described below and the fact that a substantial majority of our shares of common stock are subject to registration rights held by certain of our selling stockholders, the sale of a substantial amount of common stock in the public market after these restrictions lapse or in the future by these selling stockholders could adversely affect the prevailing market price of our common stock and our ability to raise equity capital in the future.

        As of October 31, 2006, we had 44,807,697 shares of common stock outstanding. All of the shares of our common stock sold in this offering will be freely tradable without restrictions or further registration under the Securities Act, unless the shares are purchased by "affiliates" as that term is defined in Rule 144 under the Securities Act and except certain shares that will be subject to the lock-up periods described under the caption "Underwriting—Lock-up Agreements," following the completion of this offering. Any shares purchased by an affiliate may not be resold except in compliance with Rule 144 volume limitations, manner of sale and notice requirements, pursuant to another applicable exemption from registration or pursuant to an effective registration statement. The shares of common stock currently held by our employees are "restricted securities" as that term is defined in Rule 144 under the Securities Act. These restricted securities may be sold in the public market by our employees only if they are registered or if they qualify for an exemption from registration under Rule 144 or Rule 144(k) under the Securities Act. These rules are summarized below.

Rule 144

        In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person or persons whose shares are aggregated, who have beneficially owned restricted shares for at least one year, including persons who may be deemed to be our "affiliates," would be entitled to sell within any three-month period a number of shares that does not exceed the greater of (i) 1% of the number of shares of common stock then outstanding or (ii) the average weekly trading volume of our common stock during the four calendar weeks before a notice of the sale on SEC Form 144 is filed.

        Sales under Rule 144 are also subject to certain manner of sale provisions and notice requirements and to the availability of certain public information about us.

Rule 144(k)

        Under Rule 144(k), a person who is not deemed to have been one of our "affiliates" at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner other than an "affiliate," is entitled to sell these shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

Stock Issued Under Employee Plans

        We intend to file a registration statement on Form S-8 under the Securities Act to register approximately 3,600,000 shares of common stock issuable, with respect to options and restricted stock units that have been exercised or will be granted under our employee plans or otherwise. This registration statement is expected to be filed following the effective date of the registration statement of which this prospectus is a part and will be effective upon filing. Shares issued under our 2006 Plan will be eligible for resale in the public market without restriction after the effective date of the Form S-8 registration statements, subject to Rule 144 limitations applicable to affiliates. Under Rule 701 under the Securities Act, as currently in effect, each of our employees, officers, directors, and consultants who purchased or received shares pursuant to a written compensatory plan or contract is eligible to resell these shares 90 days after the effective date of this offering in reliance upon Rule 144, but without compliance with specific restrictions. Rule 701 provides that affiliates may sell their Rule 701 shares under Rule 144 without complying with the holding period requirement and that non-affiliates may sell their shares in reliance on Rule 144 without complying with the holding period, public information, volume limitation, or notice provisions of Rule 144.

Registration Rights

        We entered into a registration rights agreement in connection with our private placement of common stock in July 2006. Pursuant to the registration rights agreement, we agreed, at our expense, to file with the SEC no later than 120 days following the closing of the private placement two shelf registration statements, one for the placement agent and its affiliates that purchased our common stock in the private placement and one for other purchasers in the private placement, collectively relating to 12,400,000 shares of common stock registering for resale the shares of our common stock sold in the private placement, plus any additional shares of common stock issued in respect thereof whether by stock dividend, stock split or otherwise.

        We have filed the two shelf registration statements to satisfy our obligations under the registration rights agreement and anticipate that they will become effective contemporaneously with or immediately following this offering. Accordingly, all these shares, subject to the 60-day lockup period described below, and affiliate restrictions will be freely tradeable without restriction. In the event the registration statements are not declared effective by February 7, 2007, other than as a result of the SEC being unable to accept filings, then T. Scott Martin, our Chief Executive Officer, and James R. Casperson, our Chief Financial Officer, shall each forfeit 1.0% of any cash bonus to which either became entitled or earned as a result of performance during the 2006 fiscal year (whether or not payable in 2006), whether under an employment agreement, bonus plan or any other bonus arrangement with us, including any bonus compensation for which payment would otherwise be deferred until after 2006, for each business day the registration default continues up to a maximum aggregate amount of $500,000 for Messrs. Martin and Casperson, collectively.

        We will use our commercially reasonable efforts to cause the registration statements to become effective under the Securities Act by February 7, 2007, subject to certain exceptions described below, to maintain continuously the effectiveness of the shelf registration statements under the Securities Act until the first to occur of:

  •
  the sale, transfer or other disposition of all of the shares of common stock covered by the shelf registration statement or pursuant to Rule 144 under the Securities Act;

  •
  such time as all of the shares of our common stock sold in this offering and covered by the shelf registration statement and not held by affiliates of us are, in the opinion of our counsel, eligible for sale pursuant to Rule 144(k) (or any successor or analogous rule) under the Securities Act; or

  •
  the shares have been sold to us or any of our subsidiaries.

        Additionally, all holders of our common stock sold in our private placement and the other existing beneficial holders of our common stock, including members of our management, and each of their respective direct and indirect transferees, may elect to participate in this offering to resell their shares, subject to:

  •
  compliance with the registration rights agreement;

  •
  cutback rights on the part of the underwriters; and

  •
  other conditions and limitations that may be imposed by the underwriters.

Lock-Up Period (144A)

        Upon completion of this offering, sales, offers to sell, option grants or other transfers of our common stock or any securities convertible into or exchangeable or exercisable for shares of common stock (or other transaction designed to directly or indirectly transfer any of the economic consequences of ownership of our equity securities including by shorting our equity securities or securities convertible into or exchangeable or exercisable for shares of our common stock) by beneficiaries of the registration rights agreement will not be permitted (other than to donees or partners of a stockholder that agree to be similarly bound) for 60 days following the effective date of the registration statement filed in connection with this offering. Notwithstanding the foregoing, beneficiaries of the registration rights agreement may purchase shares of our common stock in our initial public offering or on a public exchange or quotation system after they are publicly traded on a public exchange or quotation system and they may resell such purchased shares on a public exchange or quotation system.

        The 60-day restricted period described in the preceding paragraph will be automatically extended if: (1) during the last 17 days of the 60-day restricted period the company issues an earnings release or announces material news or a material event; or (2) prior to the expiration of the 60-day restricted period, the company announces that it will release earnings results during the 15-day period following the last day of the 60-day period, in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the announcement of the material news or material event.

        In addition, beneficiaries of the registration rights agreement will have limited piggyback registration rights with respect to other registration statements that we may file. If we file a registration statement for an underwritten offering of securities or, at the time of a filing by us, the resale shelf is not yet effective or their shares were not and will not be included on such resale shelf, the beneficiaries of the registration rights agreement may include their shares on such registration statement, although the beneficiaries' rights will be subject to limitations similar to the rights they may be subject to in an initial public offering.

        Notwithstanding the foregoing, we will be permitted, under limited circumstances, to suspend the use, from time to time, of the prospectus that is part of the shelf registration statements (and therefore suspend sales under the registration statements) for certain periods, referred to as "blackout periods," if, among other things, any of the following occurs:

  •
  the representative of the underwriters of an underwritten offering of primary shares by us has advised us that the sale of shares of our common stock under the shelf registration statements would have a material adverse effect on our initial public offering (in which case the blackout period cannot be more than 45 days or, in the case of the initial public offering, 60 days);

  •
  a majority of our board of directors, in good faith, determines that (1) the offer or sale, of any shares of our common stock would materially impede, delay or interfere with any proposed financing, offer or sale of securities, acquisition, merger, tender-offer, business combination, corporate reorganization, consolidation or other significant transaction involving us, (2) upon the advice of counsel, the sale of the shares covered by the shelf registration statements would require disclosure of non-public material information not otherwise required to be disclosed under applicable law, and (3) either (x) we have a bona fide business purposes for preserving the confidentiality of the proposed transaction, (y) disclosure would have a material adverse effect on us or our ability to consummate the proposed transaction, or (z) the proposed transaction renders us unable to comply with SEC requirements, in each case under circumstances that would make it impractical or inadvisable to cause the registration statements (or such filings) to become effective or to promptly amend or supplement the registration statements on a post-effective basis, as applicable; or

  •
  a majority of our board of directors, in good faith, determines, that we are required by law, rule, regulation or SEC published release or interpretation to supplement the shelf registration statements or file a post-effective amendment to the shelf registration statements to incorporate information into the shelf registration statements for the purpose of (1) including in the shelf registration statements any prospectus required under Section 10(a)(3) of the Securities Act, (2) reflecting in the prospectus included in the shelf registration statements any facts or events arising after the effective date of the shelf registration statements (or the most recent post-effective amendment) that, individually or in the aggregate, represents a fundamental change in the information set forth in the prospectus, or (3) including in the shelf registration statements any material information with respect to the plan of distribution not disclosed in the shelf registration statements or any material change to such information.

        The cumulative blackout periods in any 12-month period commencing on the closing of the private placement may not exceed an aggregate of 90 days and furthermore may not exceed 60 days in any 90-day period, except as a result of a review of any post-effective amendment by the SEC prior to declaring any post-effective amendment to a registration statement effective provided we have used all commercially reasonable efforts to cause such post-effective amendment to be declared effective.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS
FOR NON-UNITED STATES HOLDERS

        The following is a summary of material U.S. federal income and, to a limited extent, estate tax considerations relating to the purchase, ownership and disposition of our common stock by persons that are non-United States holders (as defined below), but does not purport to be a complete analysis of all the potential tax considerations relating thereto. This summary is based upon the Internal Revenue Code of 1986 as amended (the "Code") and regulations, administrative rulings and court decisions thereunder now in effect, all of which are subject to change, possibly on a retroactive basis or to different interpretations. This summary deals only with non-United States holders that will hold our common stock as a "capital asset" (generally, property held for investment) and does not address tax considerations applicable to investors that may be subject to special rules under United States federal income tax law, such as (without limitation):

  •
  certain United States expatriates;

  •
  stockholders that hold out common stock as part of a straddle, appreciated financial position, synthetic security, hedge, conversion transaction or other integrated investment or risk reduction transaction;

  •
  stockholders who hold our common stock as a result of a constructive sale;

  •
  stockholders whose functional currency is not the United States dollar;

  •
  stockholders who acquired our common stock through the exercise of employee stock options or otherwise as compensation or through a tax-qualified retirement plan;

  •
  stockholders that are S corporations, entities treated as partnerships for United States federal income tax purposes or other pass-through entities or owners thereof;

  •
  financial institutions;

  •
  insurance companies;

  •
  tax-exempt entities;

  •
  dealers in securities or foreign currencies; and

  •
  traders in securities that mark-to-market.

        Furthermore, this summary does not address any aspect of state, local or foreign tax laws or the alternative minimum tax provisions of the Code.

        If a partnership (including an entity treated as a partnership for U.S. federal income tax purposes) holds the common stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership (including an entity treated as a partnership for U.S. federal income tax purposes) holding our common stock, you should consult your tax advisor. Moreover, this summary does not discuss alternative minimum tax consequences, if any, or any state, local or foreign tax consequences to holders of our common stock.

        We have not sought any ruling from the Internal Revenue Service (the "IRS") with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS will agree with such statements and conclusions. INVESTORS CONSIDERING THE PURCHASE OF COMMON STOCK SHOULD CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE UNITED STATES FEDERAL INCOME AND ESTATE TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER THE LAWS OF ANY STATE, LOCAL OR FOREIGN TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

        As used in this discussion, a "non-United States holder" is a beneficial owner of common stock (other than a partnership or entity treated as a partnership for U.S. federal income tax purposes) that for U.S. federal income tax purposes is not:

  •
  an individual who is a citizen or resident of the United States, including an alien individual who is a lawful permanent resident of the United States or who meets the "substantial presence" test under Section 7701(b) of the Code;

  •
  a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, that was created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

  •
  an estate whose income is subject to U.S. federal income taxation regardless of its source; or

  •
  a trust (i) if it is subject to the supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (ii) that has a valid election in effect under applicable United States Treasury Regulations to be treated as a United States person.

Dividends

        We do not presently expect to declare or pay any dividends on our common stock in the foreseeable future. However, if we do make distributions on our common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of earnings and profits will constitute a return of capital that is applied against and reduces the non-United States holder's adjusted tax basis in our common stock. Any remaining excess will be treated as gain realized on the sale or other disposition of the common stock and will be treated as described under "Gain on Disposition of Common Stock" below. Any dividend paid to a non-United States holder of common stock ordinarily will be subject to withholding of U.S. federal income tax at a rate of 30%, or such lower rate as may be specified under an applicable income tax treaty. In order to receive a reduced treaty rate, a non-United States holder must provide us with IRS Form W-8BEN (or other applicable form) properly certifying eligibility for the reduced rate.

        Dividends paid to a non-United States holder that are effectively connected with a trade or business conducted by the non-United States holder in the United States (and, where a tax treaty applies, are attributable to a permanent establishment maintained by the non-United States holder in the United States) generally will be exempt from the withholding tax described above and instead will be subject to U.S. federal income tax on a net income basis at the regular graduated U.S. federal income tax rates in much the same manner as if the non-United States holder were a resident of the United States. In such cases, we will not have to withhold U.S. federal income tax if the non-United States holder complies with applicable certification and disclosure requirements. In order to obtain this exemption from withholding tax, a non-United States holder must provide us with an IRS Form W-8ECI (or other applicable form) properly certifying eligibility for such exemption. Dividends received by a corporate non-United States holder that are effectively connected with a trade or business conducted by such corporate non-United States holder in the United States also may be subject to an additional branch profits tax at a rate of 30% or such lower rate as may be specified by an applicable tax treaty.

Gain on Disposition of Common Stock

        Any gain realized on the disposition of our common stock generally will not be subject to United States federal income tax unless:

  •
  the gain is effectively connected with a trade or business of the non-United States holder in the United States, and, if required by an applicable income tax treaty, is attributable to a United States permanent establishment of the non-United States holder;

  •
  the non-United States holder is an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met; or

  •
  we are or have been a "United States real property holding corporation" for United States federal income tax purposes.

        An individual non-United States holder described in the first bullet point immediately above will be subject to tax on the net gain derived from the sale under regular graduated United States federal income tax rates. If a non-United States holder that is a foreign corporation falls under the first bullet point immediately above, it generally will be subject to tax on its net gain in the same manner as if it were a United States person as defined under the Code and, in addition, may be subject to the branch profits tax equal to 30% of its effectively connected earnings and profits or at such lower rate as may be specified by an applicable income tax treaty.

        An individual non-United States holder described in the second bullet point immediately above will be subject to a flat 30% tax on the gain derived from the sale, which may be offset by United States source capital losses, even though the individual is not considered a resident of the United States.

        As to the third bullet point, we believe that we are currently a "United States real property holding corporation" for United States federal income tax purposes. So long as our common stock is "regularly traded on an established securities market," only a non-United States holder who holds or held (at any time during the shorter of the five year period preceding the date of disposition or the holder's holding period) more than 5% of our common stock will be subject to United States federal income tax on the disposition of our common stock. If our common stock were not considered to be "regularly traded on an established securities market," all non-United States holders would be subject to U.S. federal income tax on a disposition of our common stock.

        Non-United States holders should consult their own tax advisors with respect to the application of the foregoing rules to their ownership and disposition of our common stock.

Federal Estate Taxes

        If you are an individual, common stock owned or treated as being owned by you at the time of your death will be included in your gross estate for U.S. federal estate tax purposes and may be subject to U.S. federal estate tax, unless an applicable estate tax treaty provides otherwise.

Information Reporting and Backup Withholding

        We must report annually to the IRS and to each non-United States holder the amount of dividends paid to such holder and the tax withheld with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the non-United States holder resides under the provisions of an applicable income tax treaty.

        A non-United States holder will be subject to backup withholding for dividends paid to such holder unless such holder certifies under penalty of perjury that it is a non-United States holder, and the payor does not have actual knowledge or reason to know that such holder is a United States person as defined under the Code, or such holder otherwise establishes an exemption.

        Information reporting and, depending on the circumstances, backup withholding will apply to the proceeds of a sale of our common stock within the United States or conducted through certain United States-related financial intermediaries, unless the beneficial owner certifies under penalty of perjury that it is a non-United States holder (and the payor does not have actual knowledge or reason to know that the beneficial owner is a United States person as defined under the Code) or such owner otherwise establishes an exemption.

        Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a non-United States holder's United States federal income tax liability provided the required information is furnished to the IRS.

UNDERWRITING

        Subject to the terms and conditions of the underwriting agreement between us, the selling stockholders and the underwriters, the underwriters have agreed severally to purchase from us the following number of common shares at the offering price less the underwriting discount set forth on the cover page of this prospectus.

Underwriter	Number of Shares
A.G. Edwards & Sons, Inc.
Friedman, Billings, Ramsey & Co., Inc.
Raymond James & Associates, Inc.
KeyBanc Capital Markets, a division of McDonald Investments, Inc.

Total

        The underwriting agreement provides that the obligations of the underwriters are subject to certain conditions and that the underwriters will purchase all such common shares if any of the common shares are purchased. The underwriters are obligated to take and pay for all of the common shares offered by this prospectus, other than those covered by the over-allotment option described below, if any are taken.

        The underwriters have advised us that they propose to offer the common shares to the public at the offering price set forth on the cover page of this prospectus and to certain dealers at such price less a concession not in excess of $                      per share. The underwriters may allow, and such dealers may re-allow, a concession not in excess of $                      per share to certain other dealers. After the offering, the offering price and other selling terms may be changed by the underwriters, but any such changes will not affect the net proceeds to be received by us in the offering.

        Option to Purchase Additional Shares.    Pursuant to the underwriting agreement, we have granted to the underwriters an option, exercisable in whole or in part for 30 days after the date of this prospectus, to purchase up to            additional shares from us at the offering price, less the underwriting discount set forth on the cover page of this prospectus, solely to cover over-allotments.

        To the extent the underwriters exercise such an option, the underwriters will become obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares as the number set forth next to such underwriters' name in the preceding table bears to the total number of shares in the table, and we will be obligated, pursuant to the option, to sell such shares to the underwriters.

        Lock-up Agreements.    We and our directors and executive officers, as well as Yorktown Energy Partners V, L.P. and Yorktown Energy Partners VI, L.P., as affiliates of two of our directors, have agreed that during the 180 days after the date of this prospectus, we and they will not, without the prior written consent of A.G. Edwards & Sons, Inc., directly or indirectly, offer for sale, contract to sell, sell, distribute, grant any option, right or warrant to purchase, pledge, hypothecate, enter into any derivative transaction with similar effect as a sale or otherwise dispose of any common shares, any securities convertible into, or exercisable or exchangeable for, common shares or any other rights to acquire such common shares within the time period of the lock-up, other than (1) pursuant to employee benefit plans as in existence as of the date of this prospectus, (2) to affiliates, (3) in connection with accretive acquisitions of assets or businesses in which common shares are issued as consideration, or (4) over-allotment option; provided, however, any such recipient of common shares will furnish to A.G. Edwards & Sons, Inc. a letter agreeing to be bound by these provisions for the remainder of the 180-day period. A.G. Edwards & Sons, Inc. may, in its sole discretion, allow any of these parties to offer for sale, contract to sell, sell, distribute, grant any option, right or warrant to purchase, pledge, hypothecate, enter into any derivative transaction with similar effect as a sale or otherwise dispose of any common shares, any securities convertible into, or exercisable or exchangeable for, common shares or any other rights to acquire such common shares prior to the expiration of such 180-day period in whole or in part at anytime without notice. A.G. Edwards & Sons, Inc. has informed us that in the event that consent to a waiver of these restrictions is requested by us or any other person, A.G. Edwards & Sons, Inc., in deciding whether to grant its consent, will consider the stockholders' reasons for requesting the release, the number of shares for which the release is being requested and market conditions at the time of the request for such release. However, A.G. Edwards & Sons, Inc. has informed us that as of the date of this prospectus there are no agreements between A.G. Edwards & Sons, Inc. and any party that would allow such party to transfer any shares, nor does it have any intention of releasing any of the common shares subject to the lock-up agreements prior to the expiration of the lock-up period at this time.

        The 180-day restricted period described above is subject to extension such that, in the event that either (1) during the last 17 days of the 180-day restricted period, we issue an earnings release or material news or a material event related to us occurs or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period, the "lock-up" restrictions described above will continue to apply until the expiration of the 18-day period beginning on the earnings release or the occurrence of the material news or material event.

        The holders of shares of our common stock that are beneficiaries of the registration rights agreement, including the selling stockholders, will not be able to sell any shares owned by them for a period of 60 days following the effective date of the registration statement, of which this prospectus is a part, subject to extensions similar to those for the 180-day restricted period noted above.

        IPO Pricing.    Prior to this offering, there has been no public market for the common shares. The initial public offering price was determined by negotiation between us and the underwriters. The principal factors considered in determining the public offering price include the following:

  •
  the information set forth in this prospectus and otherwise available to the underwriters;

  •
  market conditions for initial public offerings;

  •
  the history and the prospects for the industry in which we compete;

  •
  the ability of our management;

  •
  our prospects for future earnings;

  •
  the present state of our development and our current financial condition;

  •
  the general condition of the securities markets at the time of this offering; and

  •
  the recent market prices of, and the demand for, publicly traded common shares of generally comparable entities.

        Discounts and Commissions.    The following table summarizes the discounts that we will pay to the underwriters in connection with the offering. These amounts assume both no exercise and full exercise of the underwriters' option to purchase additional common shares.

Total
	Per Share	No Exercise	Full Exercise
Underwriting discounts paid by us	$	$	$
Underwriting discounts paid by selling stockholders	$	$	$

Total	$	$	$

        We expect that total expenses of this offering, other than underwriting discounts and commissions, will be approximately $1.25 million.

        Indemnification.    We and the selling stockholder have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments that may be required with respect to these liabilities.

        Stabilization.    Until the distribution of the common stock is completed, rules of the SEC may limit the ability of the underwriters and certain selling group members to bid for and purchase the common shares. As an exception to these rules, the underwriters are permitted to engage in certain transactions that stabilize, maintain or otherwise affect the price of the common shares.

        In connection with this offering, the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate-covering transactions and penalty bids in accordance with Regulation M under the Securities Exchange Act of 1934.

  •
  Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

  •
  Over-allotment transactions involve sales by the underwriters of the common shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any short position by either exercising their over-allotment option and/or purchasing common shares in the open market.

  •
  Syndicate-covering transactions involve purchases of the common shares in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of the common shares to close out the short position, the underwriters will consider, among other things, the price of common shares available for purchase in the open market as compared to the price at which they may purchase common shares through the over-allotment option. If the underwriters sell more common shares than could be covered by the over-allotment option, resulting in a naked short position, the position can only be closed out by buying common shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the common shares in the open market after pricing that could adversely affect investors who purchase in the offering.

  •
  Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common shares originally sold by the syndicate member are purchased in a stabilizing or syndicate-covering transaction to cover syndicate short positions.

        Similar to other purchase transactions, the underwriters' purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of the common shares or preventing or retarding a decline in the market price of the common shares. As a result, the price of the common shares may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the Nasdaq Global Market or otherwise.

        The underwriters will deliver a prospectus to all purchasers of common shares in the short sales. The purchasers of common shares in short sales are entitled to the same remedies under the federal securities laws as any other purchaser of common shares covered by this prospectus.

        The underwriters are not obligated to engage in any of the transactions described above. If they do engage in any of these transactions, they may discontinue them at any time.

        Directed Share Program.    At our request, the underwriters have reserved up to                  shares for sale to certain of our employees, directors, families of employees and directors, business associates and other third parties at the initial public offering price through a directed share program. We do not know if our employees, directors, families of employees and directors, business associates and other third parties will choose to purchase all or any portion of the reserved shares, but any purchases they do make will reduce the number of shares available to the general public. If all of these reserved shares are not purchased, the underwriters will offer the remainder to the general public on the same terms as the other shares offered by this prospectus.

        No sales to accounts over which any underwriter exercises discretionary authority may be made without the prior written approval of the customer.

        Electronic Prospectuses.    A prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters participating in this offering. Other than the prospectus in electronic format, the information on any such website, or accessible through any such website, is not part of this prospectus.

        Conflicts/Affiliates    Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us. They have received customary fees and commissions for these transactions.

LEGAL MATTERS

        The validity of the shares offered hereby and certain other legal matters in connection with this offering will be passed upon for us by Thompson & Knight LLP, Houston, Texas. Certain legal matters in connection with the shares of common stock offered hereby will be passed upon for the underwriters by Vinson & Elkins L.L.P., Houston, Texas.

EXPERTS

        The financial statements of Ellora Energy Inc. as of December 31, 2004 and 2005, and for each of the three years in the period ended December 31, 2005 included in this prospectus have been audited by Hein & Associates LLP, independent accountants, as stated in their report appearing in this registration statement, and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

        The financial statements of Presco Western, LLC for the two years ended December 31, 2003 and 2004 included in this prospectus have been audited by Hein & Associates LLP, independent accountants, as stated in their report appearing in this prospectus, and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

        The statements of revenue and direct operating expenses of the Shelby County Acquisition Properties for the year ended December 31, 2004 included in this prospectus have been audited by Hein & Associates LLP, independent accountants, as stated in their report appearing in this prospectus, and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

        The information included in this prospectus regarding estimated quantities of proved reserves, the future net revenues from those reserves and their present value is based, in part, on our estimates of the proved reserves and present values of proved reserves as of December 31, 2005 audited by MHA Petroleum Consultants, Inc., independent petroleum engineers, and the estimates of the proved reserves as of June 30, 2006 prepared by MHA. In addition, MHA performed certain procedures with respect to the estimates of reserves as of September 30, 2006. The summary pages of their reports in respect of our reserves as of December 31, 2005, June 30, 2006 and September 30, 2006 are included in this prospectus as Appendix "A." These estimates are included in this prospectus in reliance upon the authority of MHA as experts in these matters.

WHERE YOU CAN FIND MORE INFORMATION

        We have filed with the SEC, under the Securities Act, a registration statement on Form S-1 with respect to the common stock offered by this prospectus. This prospectus, which constitutes part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules which are part of the registration statement, portions of which are omitted as permitted by the rules and regulations of the SEC. Statements made in this prospectus regarding the contents of any contract or other documents are summaries of the material terms of the contract or document. With respect to each contract or document filed as an exhibit to the registration statement, reference is made to the corresponding exhibit. For further information pertaining to us and to the common stock offered by this prospectus, reference is made to the registration statement, including the exhibits and schedules thereto, copies of which may be inspected without charge at the public reference facilities of the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Copies of all or any portion of the registration statement may also be obtained by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains a web site that contains reports, proxy and information statements, and other information that is filed electronically with the SEC. The web site can be accessed at www.sec.gov.

        After effectiveness of the registration statement, which includes this prospectus, we will be required to comply with the requirements of the Exchange Act, and, accordingly, will file current reports on Form 8-K, quarterly reports on Form 10-Q, annual reports on Form 10-K, and other information with the SEC. Those reports and other information will be available for inspection and copying at the public reference facilities and internet site of the SEC referred to above.

GLOSSARY OF SELECTED OIL AND GAS TERMS

        The following is a description of the meanings of some of the oil and gas industry terms used in this prospectus.

        3-D seismic.    (Three-Dimensional Seismic Data) Geophysical data that depicts the subsurface strata in three dimensions. 3-D seismic data typically provides a more detailed and accurate interpretation of the subsurface strata than two dimensional seismic data.

        Bcfe.    Billion cubic feet equivalent, determined using the ratio of six Mcf of gas to one Bbl of crude oil, condensate or gas liquids.

        Btu or British Thermal Unit.    The quantity of heat required to raise the temperature of one pound of water by one degree Fahrenheit.

        Completion.    The installation of permanent equipment for the production of oil or gas.

        Development well.    A well drilled within the proved boundaries of an oil or gas reservoir with the intention of completing the stratigraphic horizon known to be productive.

        Dry hole.    A well found to be incapable of producing hydrocarbons in sufficient quantities such that proceeds from the sale of such production exceed production expenses and taxes.

        Dry hole costs.    Costs incurred in drilling a well, assuming a well is not successful, including plugging and abandonment costs.

        Exploitation.    Ordinarily considered to be a form of development within a known reservoir.

        Exploratory well.    A well drilled to find and produce oil or gas reserves not classified as proved, to find a new reservoir in a field previously found to be productive of oil or gas in another reservoir or to extend a known reservoir.

        Farmout.    An agreement whereby the owner of a leasehold or working interest agrees to assign an interest in certain specific acreage to the assignees, retaining an interest such as an overriding royalty interest, an oil and gas payment, offset acreage or other type of interest, subject to the drilling of one or more specific wells or other performance as a condition of the assignment.

        Field.    An area consisting of either a single reservoir or multiple reservoirs, all grouped on or related to the same individual geological structural feature and/or stratigraphic condition.

        Finding and development costs.    Capital costs incurred in the acquisition, exploration, development and revisions of proved oil and gas reserves divided by proved reserve additions.

        Fracing or Fracture stimulation technology.    The technique of improving a well's production or injection rates by pumping a mixture of fluids into the formation and rupturing the rock, creating an artificial channel. As part of this technique, sand or other material may also be injected into the formation to keep the channel open, so that fluids or gases may more easily flow through the formation.

        Gross acres or gross wells.    The total acres or wells, as the case may be, in which a working interest is owned.

        Horizontal drilling.    A drilling operation in which a portion of the well is drilled horizontally within a productive or potentially productive formation. This operation usually yields a well which has the ability to produce higher volumes than a vertical well drilled in the same formation.

        Injection well or Injection.    A well which is used to place liquids or gases into the producing zone during secondary/tertiary recovery operations to assist in maintaining reservoir pressure and enhancing recoveries from the field.

        Lease operating expenses.    The expenses of lifting oil or gas from a producing formation to the surface, and the transportation and marketing thereof, constituting part of the current operating expenses of a working interest, and also including labor, superintendence, supplies, repairs, short-lived assets, maintenance, allocated overhead costs, ad valorem taxes and other expenses incidental to production, but excluding lease acquisition or drilling or completion expenses.

        MBbls.    Thousand barrels of crude oil or other liquid hydrocarbons.

        Mcf.    Thousand cubic feet of natural gas. The energy value of natural gas is approximately 1.031 MMBtu at standard temperature and pressure for dry natural gas and approximately 1.103 MMBtu per Mcf at standard temperature and pressure for rich natural gas.

        Mcfe.    Thousand cubic feet equivalent, determined using the ratio of six Mcf of gas to one Bbl of oil, condensate or gas liquids.

        MMBbls.    Million barrels of oil or other liquid hydrocarbons.

        MMBtu.    Million British thermal units. The energy value of natural gas is approximately 1.031 MMBtu at standard temperature and pressure for dry natural gas and approximately 1.103 MMBtu per Mcf at standard temperature and pressure for rich natural gas.

        MMcf.    Million cubic feet of gas.

        MMcfe.    Million cubic feet equivalent, determined using the ratio of six Mcf of gas to one Bbl of oil, condensate or gas liquids.

        Net acres or net wells.    The sum of the fractional working interests owned in gross acres or wells, as the case may be.

        NYMEX.    New York Mercantile Exchange.

        Open hole.    Uncased portion of a well.

        Open-hole completion.    A method of preparing a well for production in which no production casing or liner is set opposite the producing formation. Reservoir fluids flow unrestricted into the open wellbore. An open-hole completion has limited use in rather special situations.

        PV-10 or present value of estimated future net revenues.    An estimate of the present value of the estimated future net revenues from proved oil and gas reserves at a date indicated after deducting estimated production and ad valorem taxes, future capital costs and operating expenses, but before deducting any estimates of federal income taxes. The estimated future net revenues are discounted at an annual rate of 10%, in accordance with the Securities and Exchange Commission's practice, to determine their "present value." The present value is shown to indicate the effect of time on the value of the revenue stream and should not be construed as being the fair market value of the properties. Estimates of future net revenues are made using oil and gas prices and operating costs at the date indicated and held constant for the life of the reserves.

        Productive well.    A well that is found to be capable of producing hydrocarbons in sufficient quantities such that proceeds from the sale of such production exceed production expenses and taxes.

        Prospect.    A specific geographic area which, based on supporting geological, geophysical or other data and also preliminary economic analysis using reasonably anticipated prices and costs, is deemed to have potential for the discovery of commercial hydrocarbons.

        Proved developed non-producing reserves.    Proved reserves that are shut-in reserves or behind-pipe reserves. Shut-in reserves are reserves expected to be recovered from completion intervals which are open at the time of the estimate, but which have not started producing, wells which were shut-in for market conditions or pipeline connections, or wells not capable of production for mechanical reasons. Behind-pipe reserves are reserves expected to be recovered from zones in existing wells, which will require additional completion work or future re-completion prior to the start of production.

        Proved developed producing reserves.    Proved developed reserves that are expected to be recovered from completion intervals currently open in existing wells and capable of production to market.

        Proved developed reserves.    Proved reserves that can be expected to be recovered from existing wells with existing equipment and operating methods.

        Proved reserves.    The estimated quantities of oil, gas and gas liquids that geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions.

        Proved undeveloped reserves.    Proved reserves that are expected to be recovered from new wells on undrilled acreage or from existing wells where a relatively major expenditure is required for recompletion.

        Reserve Audit.    The process of examining Reserve Information estimated by others and contained in a reserve report. Reserve Information consists of various estimates pertaining to the extent and value of oil and gas properties and may, but will not necessarily, include estimates of (i) reserves, (ii) the future production rates from such reserves, (iii) the future net revenue from such reserves and (iv) the present value of such future net revenue.

        Reserve life index.    This index is calculated by dividing year-end reserves by the average production during the past year to estimate the number of years of remaining production.

        Reservoir.    A porous and permeable underground formation containing a natural accumulation of producible oil and/or gas that is confined by impermeable rock or water barriers and is individual and separate from other reservoirs.

        Secondary recovery.    An artificial method or process used to restore or increase production from a reservoir after the primary production by the natural producing mechanism and reservoir pressure has experienced partial depletion. Gas injection and waterflooding are examples of this technique.

        Tcf.    Trillion cubic feet of gas.

        Tcfe.    Trillion cubic feet equivalent, determined using the ratio of six Mcf of gas to one Bbl of oil, condensate or gas liquids.

        Underbalanced drilling.    Drilling under conditions where the pressure being exerted inside the wellbore (from the drilling fluids) is less than the pressure of the oil or gas in the formation.

        Undeveloped acreage.    Lease acreage on which wells have not been drilled or completed to a point that would permit the production of commercial quantities of oil or gas regardless of whether or not such acreage contains proved reserves.

        Waterflooding.    A secondary recovery operation in which water is injected into the producing formation in order to maintain reservoir pressure and force oil toward and into the producing wells.

        Working interest.    The operating interest that gives the owner the right to drill, produce and conduct operating activities on the property and receive a share of production.

        /d.    "Per day" when used with volumetric units or dollars.

ELLORA ENERGY INC.
Index To Financial Statements

Annual Financial Statements
Report of Independent Registered Public Accounting Firm
Balance Sheets—December 31, 2004 (consolidated) and 2005 (combined)
Statements of Income—For the Years Ended December 31, 2003 (consolidated), 2004 (consolidated) and 2005 (combined)
Statements of Comprehensive Income—For the Years Ended December 31, 2003 (consolidated), 2004 (consolidated) and 2005 (combined)
Statements of Stockholders' Equity and Comprehensive Income—For the Years Ended December 31, 2003 (consolidated), 2004 (consolidated) and 2005 (combined)
Statements of Cash Flows—For the Years Ended December 31, 2003 (consolidated), 2004 (consolidated) and 2005 (combined)
Notes to Financial Statements
Interim Financial Statements
Balance Sheets—December 31, 2005 (combined) and September 30, 2006 (consolidated) (unaudited)
Unaudited Statements of Income—For the Nine Months Ended September 30, 2005 (combined) and 2006 (consolidated)
Unaudited Statements of Comprehensive Income—For the Nine Months Ended September 30, 2005 (combined) and 2006 (consolidated)
Statements of Changes in Stockholders' Equity and Comprehensive Income—For the Year Ended December 31, 2005 (combined) and the Nine Months Ended September 30, 2006 (consolidated) (unaudited)
Unaudited Statements of Cash Flows—For the Nine Months Ended September 30, 2005 (combined) and 2006 (consolidated)
Notes to Condensed Unaudited Financial Statements
Presco Western, LLC Financial Statements
Report of Independent Registered Public Accounting Firm
Statements of Income—For the Years Ended December 31, 2003 and 2004 and the Three Months Ended March 31, 2005 (unaudited)
Statements of Members' Equity—For the Years Ended December 31, 2003 and 2004 and the Three Months Ended March 31, 2005 (unaudited)
Statements of Cash Flows—For the Years Ended December 31, 2003 and 2004 and the Three Months Ended March 31, 2005 (unaudited)
Notes to Financial Statements
Shelby County Acquisition Properties Statements of Revenue and Direct Operating Expenses
Report of Independent Registered Public Accounting Firm
Statements of Revenue and Direct Operating Expenses—For the Year Ended December 31, 2004 and the Six Months Ended June 30, 2005 (unaudited)
Notes to Statements of Revenue and Direct Operating Expenses

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Ellora Energy Inc.
Boulder, Colorado

        We have audited the accompanying balance sheets of Ellora Energy Inc. and affiliated entities as of December 31, 2005 and 2004, and the related statements of income, comprehensive income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ellora Energy Inc. and affiliated entities as of December 31, 2005 and 2004, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.

HEIN & ASSOCIATES LLP
Denver, Colorado

March 3, 2006

ELLORA ENERGY INC. AND AFFILIATED ENTITIES
BALANCE SHEETS

	December 31,
	2004 Consolidated	2005 Combined
ASSETS
CURRENT ASSETS:
Cash	$2,748,000	$3,161,000
Accounts receivable:
Oil and gas sales	3,675,000	10,522,000
Joint interest billings	800,000	1,242,000
Income taxes receivable	500,000	500,000
Derivative asset	—	2,625,000
Oil and gas equipment inventory	—	1,409,000
Prepaids and other current assets	412,000	1,431,000

Total current assets	8,135,000	20,890,000

PROPERTY AND EQUIPMENT:
Oil and gas properties (successful efforts method):
Developed properties	55,779,000	160,283,000
Undeveloped leasehold costs	10,732,000	11,313,000
Pipeline properties	10,161,000	11,878,000
Furniture and equipment	512,000	1,152,000

Total property and equipment	77,184,000	184,626,000
Less accumulated depletion and depreciation	(6,373,000)	(14,532,000)

Net property and equipment	70,811,000	170,094,000
OTHER LONG-TERM ASSETS	1,260,000	1,316,000

TOTAL ASSETS	$80,206,000	$192,300,000

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
Accounts payable	$6,558,000	$5,128,000
Accrued expenses	—	1,264,000
Production taxes payable	1,109,000	1,373,000
Oil and gas revenues payable	2,049,000	9,477,000

Total current liabilities	9,716,000	17,242,000
NOTES PAYABLE	10,683,000	25,750,000
DEFERRED INCOME TAXES, NET	7,682,000	16,923,000
ASSET RETIREMENT OBLIGATIONS	368,000	716,000
COMMITMENTS (Note 9)
STOCKHOLDERS' EQUITY:
Ellora Energy Inc. common stock, $.001 par value, 125,000,000 shares authorized, 28,699,966 and 42,307,705 issued and outstanding, respectively	29,000	42,000
Additional paid-in capital	46,142,000	116,811,000
Subscription receivable and accrued interest	(4,649,000)	(6,224,000)
Retained earnings	10,037,000	20,818,000
Accumulated other comprehensive income	198,000	222,000

Total stockholders' equity	51,757,000	131,669,000

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$80,206,000	$192,300,000

See accompanying notes to these financial statements.

ELLORA ENERGY INC. AND AFFILIATED ENTITIES
STATEMENTS OF INCOME

	For the Years Ended December 31,
	2003 Consolidated	2004 Consolidated	2005 Combined
REVENUE:
Oil and gas sales	$11,810,000	$22,780,000	$47,595,000
Gas aggregation and pipeline sales	—	1,103,000	5,586,000
(Loss) on oil and gas hedging activities	—	—	(115,000)
Interest income and other	159,000	272,000	16,000
Equity investment income	206,000	116,000	—

Total revenue	12,175,000	24,271,000	53,082,000

COSTS AND EXPENSES:
Lease operating expense	2,580,000	4,539,000	6,141,000
Production taxes	473,000	1,291,000	1,813,000
Gas aggregation and pipeline cost of sales	—	1,316,000	4,020,000
Depreciation, depletion and amortization	1,432,000	3,479,000	8,189,000
Exploration	—	—	422,000
General and administrative (including $4,857,000 of stock compensation for the year ended December 31, 2005)	2,497,000	3,407,000	11,766,000
Interest expense	219,000	355,000	716,000

Total costs and expenses	7,201,000	14,387,000	33,067,000

INCOME BEFORE TAXES AND CUMULATIVE EFFECT OF ACCOUNTING CHANGE	4,974,000	9,884,000	20,015,000
INCOME TAXES:
Current income tax expense (benefit)	(254,000)	—	—
Deferred income tax expense	2,053,000	3,850,000	9,234,000

	1,799,000	3,850,000	9,234,000

INCOME BEFORE CUMULATIVE EFFECT OF ACCOUNTING CHANGE	3,175,000	6,034,000	10,781,000
Cumulative effect of accounting change, net of tax	30,000	—	—

NET INCOME	$3,205,000	$6,034,000	$10,781,000

BASIC INCOME PER SHARE BEFORE ACCOUNTING CHANGE	$.15	$.22	$.28

CUMULATIVE EFFECT OF ACCOUNTING CHANGE, NET OF TAX	—	—	—

BASIC INCOME PER SHARE	$.15	$.22	$.28

DILUTED INCOME PER SHARE BEFORE ACCOUNTING CHANGE	$.15	$.22	$.27

CUMULATIVE EFFECT OF ACCOUNTING CHANGE, NET OF TAX	—	—	—

DILUTED INCOME PER SHARE	$.15	$.22	$.27

WEIGHTED AVERAGE NUMBER OF SHARES OF COMMON STOCK—BASIC	21,691,999	27,541,033	38,753,063

WEIGHTED AVERAGE NUMBER OF SHARES OF COMMON STOCK—DILUTED	21,870,285	27,945,641	40,209,654

See accompanying notes to these financial statements.

ELLORA ENERGY INC. AND AFFILIATED ENTITIES
STATEMENTS OF COMPREHENSIVE INCOME

	For the Years Ended December 31,
	2003 Consolidated	2004 Consolidated	2005 Combined
NET INCOME	$3,205,000	$6,034,000	$10,781,000
OTHER COMPREHENSIVE INCOME:
Risk management activities, net of tax	(102,000)	300,000	24,000

COMPREHENSIVE INCOME	$3,103,000	$6,334,000	$10,805,000

See accompanying notes to these financial statements.

ELLORA ENERGY INC. AND AFFILIATED ENTITIES
STATEMENTS OF STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME
FOR THE YEARS ENDED DECEMBER 31, 2003 (CONSOLIDATED), 2004 (CONSOLIDATED) AND 2005 (COMBINED)

	Ellora Energy Inc.
	Common Stock					Accumulated Other Comprehensive Loss
			Additional Paid-In Capital	Subscription Receivable	Retained Earnings
	Shares	Amount					Total
BALANCES, January 1, 2003	20,243,910	$20,000	$25,169,000	$(1,667,000)	$798,000	$—	$24,320,000
Sale of stock	4,046,084	5,000	9,995,000	—	—	—	10,000,000
Stock issued for notes	674,344	—	1,333,000	(1,333,000)	—	—	—
Accrued interest on notes	—	—	180,000	(180,000)	—	—	—
Net income	—	—	—	—	3,205,000	—	3,205,000
Other comprehensive loss	—	—	—	—	—	(102,000)	(102,000)

BALANCES, December 31, 2003	24,964,338	25,000	36,677,000	(3,180,000)	4,003,000	(102,000)	37,423,000
Sale of stock	3,236,867	4,000	7,996,000	—	—	—	8,000,000
Stock issued for notes	498,761	—	1,232,000	(1,232,000)	—	—	—
Accrued interest on notes	—	—	237,000	(237,000)	—	—	—
Net income	—	—	—	—	6,034,000	—	6,034,000
Change in derivative instrument fair value	—	—	—	—	—	300,000	300,000

BALANCES, December 31, 2004	28,699,966	29,000	46,142,000	(4,649,000)	10,037,000	198,000	51,757,000
Sale of stock	12,994,879	13,000	64,237,000	—	—	—	64,250,000
Stock issued for notes	612,860	—	1,265,000	(1,265,000)	—	—	—
Accrued interest on notes	—	—	310,000	(310,000)	—	—	—
Non-cash compensation	—	—	4,857,000	—	—	—	4,857,000
Net income	—	—	—	—	10,781,000	—	10,781,000
Change in derivative instrument fair value	—	—	—	—	—	24,000	24,000

BALANCES, December 31, 2005	42,307,705	$42,000	$116,811,000	$(6,224,000)	$20,818,000	$222,000	$131,669,000

See accompany notes to these financial statements.

ELLORA ENERGY INC. AND AFFILIATED ENTITIES
STATEMENTS OF CASH FLOWS

	For the Years Ended December 31,
	2003 Consolidated	2004 Consolidated	2005 Combined
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$3,205,000	$6,034,000	$10,781,000
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation, depletion and amortization	1,432,000	3,479,000	8,189,000
Amortization of derivative asset	—	—	128,000
Deferred income taxes	2,053,000	3,850,000	9,234,000
Income from equity investment	(206,000)	(116,000)	—
Cumulative effect of accounting change	(30,000)	—	—
Exploration	—	—	387,000
Non-cash compensation expense	—	—	4,857,000
Changes in operating assets and liabilities:
Accounts receivable	(659,000)	(3,165,000)	(7,289,000)
Prepaid and other current assets	(371,000)	322,000	(2,428,000)
Income taxes receivable	(500,000)	—	—
Other long-term assets	—	—	(56,000)
Accounts payable and accrued expenses	2,042,000	4,910,000	(1,065,000)
Oil and gas revenues payable	78,000	999,000	7,428,000
Income taxes payable	(298,000)	—	—

Net cash provided by operating activities	6,746,000	16,313,000	30,166,000

CASH FLOWS FROM INVESTING ACTIVITIES:
Cash acquisition capital expenditures	—	—	(25,795,000)
Drilling capital expenditures	(19,090,000)	(20,616,000)	(32,779,000)
Acquisition of Presco Western, net of working capital of $285,000	—	—	(45,424,000)
Pipeline capital expenditures	—	(6,711,000)	(1,717,000)
Purchase of other property and equipment	(176,000)	(164,000)	(640,000)
Distribution from pipeline	101,000	—	—

Net cash used in investing activities	(19,165,000)	(27,491,000)	(106,355,000)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from sale of Ellora Energy Inc. common stock	10,000,000	8,000,000	64,250,000
Proceeds from long-term debt under credit agreement	8,500,000	4,350,000	26,750,000
Payments of long-term debt under credit agreement	(7,950,000)	—	(11,683,000)
Cash paid for derivative asset	(102,000)	—	(2,715,000)

Net cash provided by financing activities	10,448,000	12,350,000	76,602,000

INCREASE (DECREASE) IN CASH	(1,971,000)	1,172,000	413,000
CASH, beginning of year	3,547,000	1,576,000	2,748,000

CASH, end of year	$1,576,000	$2,748,000	$3,161,000

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for interest	$241,000	$276,000	$702,000

Cash paid for taxes	$300,000	$—	$—

NON CASH INVESTING ACTIVITIES:
Changes in working capital related to drilling expenditures	$—	$—	$1,156,000

NON CASH FINANCING ACTIVITIES:
Stock issued for subscription agreement	$1,333,000	$1,232,000	$1,265,000

Accrued interest on subscription notes	$—	$237,000	$310,000

See accompanying notes to these financial statements.

ELLORA ENERGY INC. AND AFFILIATED ENTITIES
NOTES TO FINANCIAL STATEMENTS

1.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

  Organization—Ellora Energy Inc. was incorporated on June 1, 2002 in the State of Delaware to engage in the acquisition, exploration, development and production of oil and gas properties. During April 2005, Ellora's management established Ellora Oil and Gas Inc. to acquire Presco Western, LLC, which is a party to a farmout agreement with BP Amoco in the Hugoton field in Kansas. Ellora Oil and Gas Inc. also acquired Ellora Energy Inc.'s assets in Colorado and its interests in a joint venture with Centurion Exploration Company. Ellora Energy Inc. and Ellora Oil and Gas Inc. operate oil and gas properties in Texas, Louisiana, Colorado and Kansas and, when combined, have five wholly owned subsidiaries. Ellora Energy Inc., Ellora Oil and Gas Inc. and their respective subsidiaries are collectively referred to herein as "Ellora".

  Basis of Combination and Presentation—The accompanying combined financial statements as of and for the year ended December 31, 2005 include the accounts of Ellora Energy Inc. and Ellora Oil and Gas Inc. These entities are related due to their common ownership. All significant intercompany transactions have been eliminated in the combination of the two entities (see Note 8). The consolidated financial statements as of and for the years ended December 31, 2003 and 2004 include the accounts of Ellora Energy Inc. and its subsidiaries.

  On July 12, 2006, Ellora completed the private placement of 2,499,992 shares of its common stock pursuant to Rule 144A and Section 4(2) under the Securities Act of 1933, as amended. Immediately prior to the private placement, the shares of Ellora Oil and Gas Inc. were exchanged for shares of Ellora Energy Inc. Each share of Ellora Oil and Gas Inc. was exchanged for 2.499391 shares of Ellora Energy Inc. The exchange factor was determined by the management and approved by the Board of Directors of Ellora Oil and Gas Inc. and Ellora Energy Inc. based upon an analysis of management's estimates of the relative equity value of each of Ellora Oil and Gas Inc. and Ellora Energy Inc. These estimates of equity value were based on an analysis of estimated cash flow and net asset value for both Ellora Energy Inc. and Ellora Oil and Gas Inc. relative to comparable public companies' cash flow, net asset valuations and equity valuations. The shares were then allocated based on each company's respective value. Immediately after the exchange of the shares, all shares of Ellora Energy Inc. common stock were split 8.09216-for-1. All shares and earnings per share calculations for all periods in this document have been restated to reflect the effect of the stock split.

  Cash and Cash Equivalents—Cash equivalents consist of money market accounts and investments which have an original maturity of three months or less.

  Fair Value of Financial Instruments—Ellora's financial instruments, including cash and cash equivalents, accounts receivable and payable are carried at cost, which approximates their fair value because of the short-term maturity of these instruments. The credit agreement has a recorded value that approximates its fair value since its variable interest rate is tied to current market rates. Ellora's derivative instruments are marked-to-market with changes in value being recorded in accumulated other comprehensive income.

  Concentration of Credit Risk—Substantially all of Ellora's receivables are within the oil and gas industry, primarily from the sale of oil and gas products and billings to working interest owners. Collectibility is affected by the general economic conditions of the industry. Most of the receivables are not collateralized and to date, Ellora has had minimal bad debts.

  Oil and Gas Producing Operations—Ellora follows the successful efforts method of accounting for its oil and gas properties. Under this method of accounting, all property acquisition costs and costs of exploratory and development wells are capitalized when incurred, pending determination of whether the well has found proved reserves. If an exploratory well has not found proved reserves, the costs of drilling the well and other associated costs are charged to expense. The costs of development wells are capitalized whether productive or nonproductive. Costs incurred to maintain wells and related equipment and lease and well operating costs are charged to expense as incurred. Gains and losses arising from sales of properties are included in income. Geological and geophysical costs of exploratory prospects and the costs of carrying and retaining unproved properties are expensed as incurred. An impairment is recorded for unproved properties if the capitalized costs are not considered to be realizable.

  Depletion, depreciation and amortization ("DD&A") of capitalized costs of proved oil and gas properties is provided for on a field-by-field basis using the units of production method based upon proved reserves. The computation of DD&A takes into consideration the anticipated proceeds from equipment salvage and Ellora's expected cost to abandon its well interests. Depletion expense for oil and gas producing property and related equipment was $1,344,000, $3,107,000 and $7,562,000 for the years ended December 31, 2003, 2004 and 2005, respectively.

  In accordance with Statement of Financial Accounting Standards (SFAS) No. 144, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," Ellora assesses its proved oil and gas properties for impairment whenever events or circumstances indicate that the carrying value of the assets may not be recoverable. The impairment test compares undiscounted future net cash flows to the assets' net book value. If the net capitalized costs exceed future net cash flows, then the cost of the property written down to "fair value". Fair value for oil and natural gas properties is generally determined based on discounted future net cash flows.

  Reimbursed Overhead—Ellora Energy Inc. provided various administrative services to Ellora Oil and Gas Inc. for which Ellora Energy Inc. received overhead reimbursements. Amounts earned by Ellora Energy Inc. are included as a reduction to general and administrative expense and totaled $1,050,000 for the year ended December 31, 2005.

  Abandonment Liability—Effective January 1, 2003, Ellora adopted the provisions of SFAS No. 143, "Accounting for Asset Retirement Obligations." This Statement generally applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or the normal operation of a long-lived asset. SFAS No. 143 requires Ellora to recognize the fair value of asset retirement obligations in the financial statements by capitalizing that cost as a part of the cost of the related asset. In regard to Ellora, this Statement applies directly to the plug and abandonment liabilities associated with Ellora's net working interest in well bores. The additional carrying amount is depleted over the estimated lives of the properties. The discounted liability is based on historical abandonment costs in specific areas and is accreted at the end of each accounting period through charges to depreciation, depletion and amortization expense. If the obligation is settled for other than the carrying amount, then a gain or loss is recognized on settlement.

  Revenue Recognition—Ellora recognizes oil and gas revenues for only its ownership percentage of total production under the entitlement method. Purchase, sale and transportation of natural gas are recognized upon completion of the sale and when transported volumes are delivered according to the terms of the contract.

  Derivative Instruments—Ellora enters into derivative contracts to hedge future natural gas and crude oil production in order to mitigate the risk of market price fluctuations. Ellora does not enter into derivative instruments for speculative trading purposes.

  All derivatives are recognized on the balance sheet and measured at fair value. Realized gains and losses as well as the ineffective portion of hedge derivatives, if any, are recorded as a derivative fair value gain or loss in the consolidated statements of income. Unrealized gains and losses on effective cash flow hedge derivatives are recorded as a component of accumulated other comprehensive income (loss). When the hedged transaction occurs, the realized gain or loss on the hedge derivative is transferred from accumulated other comprehensive income (loss) to earnings. Realized gains and losses on commodity hedge derivatives are recognized as "gain (loss) on oil and gas hedging activities."

  Ellora has formally documented all relationships between hedging instruments and hedged items, as well the risk management objectives and strategy for undertaking the hedge. This process includes specific identification of the hedging instrument and the hedged item, the nature of the risk being hedged and the manner in which the hedging instrument's effectiveness will be assessed.

  To designate a derivative as a cash flow hedge, Ellora documents at the hedge's inception its assessment as to whether the derivative will be highly effective in offsetting expected changes in cash flows from the item hedged. This assessment, which is updated at least quarterly, is generally based on the most recent relevant historical correlation between the derivative and the item hedged. The ineffective portion of the hedge, if any, is calculated as the difference between the change in fair value of the derivative and the estimated change in cash flows from the item hedged. If, during the derivative's term, Ellora determines the hedge is no longer highly effective, hedge accounting is prospectively discontinued and any remaining unrealized gains or losses on the effective portion of the derivative are reclassified to earnings when the underlying transaction occurs. If it is determined that the designated hedge transaction is not likely to occur, any unrealized gains or losses are recognized immediately in the consolidated statements of income as a derivative fair value gain or loss.

  At December 31, 2005, accumulated other comprehensive income consisted of $358,000 ($222,000 after tax) of unrealized gains, representing the mark-to-market value of Ellora's open commodity contracts, designated as cash flow hedges, as of the balance sheet date. At December 31, 2004, accumulated other comprehensive income consisted of $319,000 ($198,000 after tax) of unrealized gains on Ellora's open commodity hedge derivatives. Included as a portion of accumulated other comprehensive loss as of December 31, 2003 was $165,000 ($102,000 after tax) of unrealized losses on Ellora's open commodity hedges.

  Prior Year Reclassifications—Certain prior period balances reclassified to conform to the current year presentation, and such reclassifications had no impact on net income or stockholders' equity previously reported. In addition, the Company determined during 2005 that accrued capital expenditures should be reported as supplemental non-cash investing activities and should not be included in the Company's statement of cash flows. During 2005, the Company therefore changed the classification of certain amounts in its statement of cash flows from those amounts previously reported. For the years ended December 31, 2004 and 2003, this change was an immaterial reduction to drilling capital expenditures and net cash provided by operating activities with no impact on net income or stockholders' equity.

  Recent Accounting Pronouncements—On December 16, 2004, the Financial Accounting Standards Board ("FASB") published Statement of Financial Accounting Standards No. 123 (Revised 2004), "Share Based Payment" ("SFAS 123(R)"). SFAS 123(R) requires that compensation cost related to share based payment transactions be recognized in the financial statements. Share based payment transactions within the scope of SFAS 123(R) include stock options, restricted stock plans, performance based awards, stock appreciation rights, and employee share purchase plans. The provisions of SFAS 123(R) are effective for Ellora as of the first annual reporting period beginning after December 15, 2005. Accordingly, Ellora will implement the revised standard in the first quarter of 2006. Currently, Ellora accounts for its share based payment transactions under the provisions of APB 25, which does not necessarily require the recognition of compensation cost in the financial statements. Management is assessing the implications of this revised standard and the effect of the adoption of SFAS 123(R) will have on Ellora's financial position, results of operations, or cash flow.

  Stock-Based Compensation—Ellora follows the provisions of SFAS No. 123, "Accounting for Stock Based Compensation," for all issuances of stock options to non-employees of Ellora. Ellora applies APB Opinion No. 25 (Opinion 25), "Accounting for Stock Issued to Employees" for all issuances of stock options to their employees. No compensation cost has been recognized for stock options granted to employees under the Plans. Had compensation cost for the Plans been determined based upon the provisions of SFAS No. 123, Ellora's net income for 2003, 2004 and 2005 would have been decreased to the pro forma amounts indicated below, respectively:

	2003 Consolidated	2004 Consolidated	2005 Combined
Net income—as reported	$3,205,000	$6,034,000	$10,781,000
Pro forma expense	(10,000)	(240,000)	(1,344,000)

Net income—pro forma	$3,195,000	$5,794,000	$9,437,000

  The value of each option grant under the Plans is estimated on the date of grant, using the minimum value method described in SFAS No. 123, with the following assumptions:

	2003	2004	2005
Risk-free interest rate	3.0%	5.0%	7.0%
Expected life	7 years	7 years	7-10 years
Expected volatility	0%	0%	0%
Expected dividend	$0	$0	$0

  Oil and Gas Sales Receivable—Oil and gas sales, and aggregation and pipeline revenues are recognized as income when the oil or gas is produced and sold. Monthly, Ellora makes estimates of the amount of production delivered to the purchaser and the price to be received.

  Joint Interest Billings Receivable—Joint interest billings receivable represent amounts receivable for lease operating expenses and other costs due from third party working interest owners in the wells that Ellora operates. The receivable is recognized when the cost is incurred and the related payable and Ellora's share of the cost is recorded. Most receivables are due within 30 days of receipt. The receivables are reviewed periodically and appropriate actions are taken on past due amounts, if any.

  Per Share Amounts—Basic income per share is computed using the weighted average number of shares outstanding. Diluted income per share reflects the potential dilution that would occur if stock options were exercised using the average market price for Ellora's stock for the period. Total potential dilutive shares based on options outstanding at December 31, 2005 were 1,334,957 (subsequent to the stock split that occurred on July 12, 2006, refer to further information at Note 13).

  Ellora's calculation of earning per share of common stock is as follows:

	2003 Consolidated			2004 Consolidated			2005 Combined
	Net Income	Shares	Net Income Per Share	Net Income	Shares	Net Income Per Share	Net Income	Shares	Net Income Per Share
Basic earnings per share	$3,205,000	21,691,999	$.15	$6,034,000	27,541,033	$.22	$10,781,000	38,753,063	$.28
Effect of dilutive shares of common stock from stock options		178,286	—		404,608	—		1,456,591	(.01)
Diluted earnings per share	$3,205,000	21,870,285	$.15	$6,034,000	27,945,641	$.22	$10,781,000	40,209,654	$.27

  Oil and Gas Revenue Payable—Oil and gas revenue payable represents amounts due to third party revenue interest owners for their share of oil and gas revenue collected on their behalf by Ellora. The payable is recorded when Ellora recognizes oil and gas sales and records the related oil and gas sales receivable.

  Income Taxes—Ellora accounts for income taxes under the liability method, which requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial statements and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

  Use of Estimates and Certain Significant Estimates—The preparation of Ellora's financial statements in conformity with accounting principles generally accepted in the United States of America requires Ellora's management to make estimates and assumptions that affect the amounts reported in these financial statements and accompanying notes. Actual results could differ from those estimates. These estimates include realizability of receivables, selection of the useful lives for property and equipment and timing and costs associated with its retirement obligations. Significant assumptions are also required in the valuation of proved oil and gas reserves, which will affect the depletion calculation and possibly any impairment of oil and gas properties. It is at least reasonably possible those estimates could be revised in the near term and those revisions could be material.

  English Bay Pipeline, L.P.—During 2002, Ellora Energy Inc. acquired a 25% interest in English Bay Pipeline, L.P. (English Bay) in Texas. The pipeline aggregates natural gas through the purchase of production from properties in Shelby County, Texas in which Ellora Energy Inc. has an interest and the purchase of gas from other producers and shippers that is delivered through English Bay. This investment was accounted for under the equity method until April 2004. In April 2004, Ellora Energy Inc. purchased the remaining 75% interest in English Bay for $6,711,000. The financial information of English Bay is included in Ellora's combined financial statements as of and for the year ended December 31, 2005 and in the consolidated financial statements as of December 31, 2004, and for the period from April 15, 2004 to December 31, 2004. Equity investment income of $206,000 and $116,000 was recorded for English Bay under the equity method of accounting for the period from January 1, 2003 to December 31, 2003 and during the period from January 1, 2004 to April 14, 2004.

  The English Bay Pipeline provides gathering services to wells operated by Ellora. For the year ended December 31, 2005, English Bay recorded $1,367,000 of gathering income that is eliminated in the consolidation.

2.    ACQUISITIONS:

  Ellora completed two acquisitions during 2005:

  •
  On April 29, 2005, Ellora acquired Presco Western, LLC for approximately $45,000,000 in cash. The acquisition was accounted for using the purchase method of accounting and the purchase price was allocated primarily to oil and gas properties and net working capital acquired.

  •
  On August 31, 2005, Ellora acquired additional interests in existing properties located in Shelby County, Texas from a minority stockholder of Ellora Energy Inc. for approximately $26,000,000 in cash. The acquisition was accounted for using the purchase method of accounting and the purchase price was allocated entirely to oil and gas properties.

  The results of operations from the acquisitions are included with our results from the respective acquisition dates noted above. The table below summarizes the preliminary allocation of the purchase price for each transaction based on the acquisition date fair values of the assets acquired and liabilities assumed.

	Presco Western, LLC	Shelby County
Purchase Price:
Cash paid, net of cash received	$45,424,000	$25,795,000

Total	$45,424,000	$25,795,000
Allocation of Purchase Price:
Working capital (including cash acquired of $285,000)	$709,000	—
Oil and gas properties	44,715,000	25,795,000

Total	$45,424,000	$25,795,000

  The following table reflects the unaudited pro forma oil and gas sales for the twelve months ended December 31, 2004 and 2005 as though the Presco Western, LLC and Shelby County acquisitions had occurred on January 1, 2004, and the unaudited pro forma net income and net income per share calculations for the twelve months ended December 31, 2004 and 2005 as though the Presco Western, LLC acquisition had occurred on January 1, 2004.

Pro Forma Ellora
Year ended December 31, 2004:
Oil and gas sales	$32,794,000
Net income	7,390,000
Net income per share, basic	$.27
Net income per share, diluted	$.26
Year ended December 31, 2005:
Oil and gas sales	$51,789,000
Net income	11,174,000
Net income per share, basic	$.29
Net income per share, diluted	$.28

  The pro forma amounts above are presented for informational purposes only and not necessarily indicative of the results that would have occurred had the Presco Western, LLC and Shelby County acquisitions been consummated on January 1, 2004, nor are the pro forma amounts necessarily indicative of the future results of operations of Ellora.

3.    FURNITURE AND EQUIPMENT:

  At December 31, 2005 and 2004, furniture and equipment consists of the following:

	2004 Consolidated	2005 Combined
Office furniture and equipment	$132,000	$232,000
Computers	345,000	722,000
Leasehold	29,000	57,000
Other	6,000	141,000

Total	512,000	1,152,000
Less accumulated depreciation	(218,000)	(442,000)

Furniture and equipment, net	$294,000	$710,000

  Total depreciation expense related to furniture and equipment amounted to $88,000, $120,000, and $224,000 for the years ended December 31, 2003, 2004, and 2005, respectively.

4.    ASSET RETIREMENT OBLIGATION:

  In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 143 (SFAS No. 143), "Accounting for Asset Retirement Obligations." Ellora adopted SFAS No. 143 beginning January 1, 2003. The most significant impact of this standard on Ellora was a change in the method of accruing for costs to plug and abandon oil and gas properties. Under SFAS No. 143, the fair value of asset retirement obligations is recorded as a liability when incurred, which is typically at the time the assets are placed in service. Amounts recorded for the related assets are increased by a corresponding amount of these obligations. Prospectively, the liabilities are accreted for the change in their present value and the initial capitalized costs are depleted, depreciated and amortized over the productive lives of the related assets.

  At December 31, 2005, there were no assets legally restricted for purposes of settling asset retirement obligations. The following is a reconciliation of Ellora's asset retirement obligations as of December 31:

	2004 Consolidated	2005 Combined
Beginning of year	$348,000	$368,000
Additional liabilities incurred	30,000	167,000
Accretion expense	28,000	29,000
Revisions to estimate	(38,000)	152,000

End of year	$368,000	$716,000

5.    NOTES PAYABLE:

  Notes payable, reflected as non-current liabilities in the consolidated balance sheets, consisted of the following:

	December 31,
	2004 Consolidated	2005 Combined
Line-of-credit agreement with US Bank in the amount of $40,000,000 dated June 13, 2002 and amended June 9, 2005 bearing interest at prime (4.75% and 7.5% at December 31, 2004 and 2005, respectively) with an available borrowing base of $35,000,000 as of December 31, 2005. The line is collateralized by oil and gas properties and is due June 30, 2006.	$10,683,000	$25,750,000

  Ellora is subject to various financial covenants, including a minimum working capital requirement, and as of December 31, 2005, is in compliance with all financial statement covenants.

  On February 3, 2006, the line of credit with US Bank was paid in full and terminated. On February 3, 2006, Ellora entered into a $400,000,000 credit agreement with an initial borrowing base of $110,000,000 with a syndicate of banks led by JP Morgan Chase Bank, N.A.

6.    STOCKHOLDERS' EQUITY:

  Ellora Energy Inc.—At inception, Ellora Energy Inc. issued 2,000,000 shares of common stock for $20,000,000. Ellora Energy Inc. issued 500,000 shares in 2003 for $10,000,000 and 400,000 shares in 2004 for $8,000,000. On July 12, 2006 these shares were split 8.092168039-for-1.

  Ellora Oil and Gas Inc.—During April 2005, Ellora Oil and Gas Inc. issued 642,500 shares of common stock for $64,250,000. On July 12, 2006 these shares were exchanged for shares of Ellora Energy Inc. Each share of Ellora Oil and Gas Inc. was exchanged for 2.499391 shares of Ellora Energy Inc. The exchange factor was based on valuations of each company as prepared by an independent investment banking firm. The shares were then allocated based on each company's respective value. Immediately after the exchange of shares, the common stock split 8.092168039-for-1.

  Subscription Agreements—For shares of common stock sold and issued to employees, Ellora Energy Inc. has financed the sale of those shares and entered into full recourse promissory notes that are collateralized by Ellora Energy Inc.'s stock. The promissory notes have been reflected as a reduction of stockholders' equity and are due June 2009, with an interest rate of 6%. Interest of $727,000 on these subscriptions has been recorded as a reduction to stockholders' equity and an addition to additional paid-in capital. On July 12, 2006 Ellora completed the private placement of 2,499,992 shares of common stock pursuant to Rule 144A and Section 4(2) under the Securities Act of 1933, as amended. In connection with this offering, Ellora received approximately $6,425,000,including $928,000 of accrued interest, from certain of the selling stockholders for repayment of the subscription agreements.

  Ellora Energy Inc. Stock Option Plan—Ellora Energy Inc. adopted the 2002 Stock Option Plan (the "2002 Plan") for employees and non-employee directors to receive stock option rewards. Under the 2002 Plan, 130,253 shares were outstanding as of December 31, 2005. On July 12, 2006 the 130,253 options outstanding were split 8.092168039-for-1.

  Ellora Energy Inc. granted the following non-qualified options as of December 31, 2005:

	Number of Options	Weighted Average Exercise Price	Weighted Average Fair Value
Outstanding, January 1, 2003	809,217	$1.24	$.36
Granted	328,615	2.47	.94
Exercised	—	—	—
Expired	—	—	—

Outstanding, December 31, 2003	1,137,832	1.60	.53
Granted	172,978	2.47	.94
Exercised	—	—	—
Expired	—	—	—

Outstanding, December 31, 2004	1,310,810	1.71	.58
Granted	—	—	—
Exercised	—	—	—
Expired	—	—	—
Cancelled	(256,781)	2.47	.94

Outstanding, December 31, 2005	1,054,029	$1.76	$.61

        The above options vest as follows:

	Number of Options	Weighted Average Exercise Price	Weighted Average Fair Value Price
Vested as of December 31, 2005	925,743	$1.66	$.56
Vest in 2006	115,889	2.47	.94
Vest in 2007	12,397	2.47	.94

	1,054,029	$1.76	$.61

  If not previously exercised, the Ellora Energy Inc. options outstanding at December 31, 2005, which were issued under the 2002 Plan and were converted into options issued under Ellora's 2006 Plan following the merger of Ellora Energy Inc. and Ellora Oil and Gas Inc., will expire in 2010.

  Ellora Oil and Gas Inc. Stock Option Plan (Converted to the 2006 Ellora Energy Inc. Stock Plan) —Ellora Oil and Gas Inc. adopted the 2005 Stock Option Plan for employees and non-employee directors to receive stock option rewards. Under the 2005 Plan, 82,000 options were outstanding as of December 31, 2005. On July 12, 2006 the options of Ellora Oil and Gas Inc. were exchanged for options of Ellora Energy Inc. Each option of Ellora Oil and Gas Inc. was exchanged for 2.499391 options of Ellora Energy Inc. The exchanged factor was based on valuations of each company as prepared by an independent investment Banking firm. Immediately after the exchanged of the options, the options were split 8.092168039-for-1. Upon completion of the split the 2005 Stock Option Plan was converted to the Ellora Energy Inc. 2006 Stock Option Plan.

  Ellora Energy Inc. granted the following non-qualified options as of December 31, 2005:

	Number of Options	Weighted Average Exercise Price	Weighted Average Fair Value Price
Granted	1,658,490	$4.94	$2.46

Outstanding as of, December 31, 2005	1,658,490	$4.94	$2.46

        The above options vest as follows:

	Number of Options	Weighted Average Exercise Price	Weighted Average Fair Value Price
Vested at December 31, 2005	230,346	$4.94	$2.46
Vest in 2006	552,830	4.94	2.46
Vest in 2007	552,830	4.94	2.46
Vest in 2008	322,484	4.94	2.46

	1,658,490	$4.94	$2.46

  If not previously exercised, the Ellora Energy Inc. options outstanding at December 31, 2005, will expire in 2012.

  Ellora Energy Inc. Non-Cash Compensation Expense—In July of 2005, Ellora Energy Inc. sold shares of stock for less than fair value to an officer. Also during July of 2005, Ellora Energy Inc. sold shares of stock for less than fair value to an officer who retired during 2005. In connection with these transactions, Ellora recorded non-cash compensation expense of $4,857,000 in the statements of income with a corresponding credit to additional paid-in capital.

7.    INCOME TAXES:

  Deferred tax assets and liabilities are measured by applying the provisions of enacted tax laws to determine the amount of taxes payable or refundable currently or in future years related to cumulative temporary differences between the tax bases of assets and liabilities and amounts reported in Ellora's balance sheet. The tax effect of the net change in the cumulative temporary differences during each period in the deferred tax assets and liability determines the periodic provision for deferred taxes. The provision for income taxes consists of the following:

	2003 Consolidated	2004 Consolidated	2005 Combined
Current taxes	$(254,000)	$—	$—
Deferred taxes	2,053,000	3,850,000	9,234,000

Total income tax expense	$1,799,000	$3,850,000	$9,234,000

  Temporary differences between the financial statement carrying amounts and tax bases of assets and liabilities that give rise to the net deferred tax liability result from the following components:

	2004 Consolidated	2005 Combined
Oil and gas properties	$11,016,000	$19,615,000
Net operating loss carryforward	(3,340,000)	(1,955,000)
Accrued property tax	(95,000)	(447,000)
Abandonment obligations	(136,000)	(276,000)
Other	237,000	(14,000)

Total	$7,682,000	$16,923,000

  At December 31, 2005, Ellora Energy Inc. and Ellora Oil and Gas Inc. had net operating loss carryforwards for Federal tax purposes of approximately $788,000 and $4,300,000, respectively. Reconciliation of Ellora's effective tax rate to the expected federal tax rate of 35% is as follows:

	2003 Consolidated	2004 Consolidated	2005 Combined
Expected Federal tax rate	35%	35%	35%
Permanent difference—stock based compensation	—	—	9%
State income taxes and other	1%	4%	2%
Effective tax rate	36%	39%	46%

8.    COMBINING FINANCIAL INFORMATION:

  Presented below is the condensed combining information of Ellora Energy Inc. and Affiliated Entities (see Note 1):

	Condensed Combining Balance Sheet December 31, 2005
	Ellora Energy Inc.	Ellora Oil and Gas Inc.	Elimination	Total
Current assets	$16,958,000	$5,303,000	$(1,371,000)	$20,890,000
Property and equipment, net	110,036,000	68,356,000	(8,298,000)	170,094,000
Other long term assets	10,199,000	56,849,000	(65,732,000)	1,316,000

	$137,193,000	$130,508,000	$(75,401,000)	$192,300,000

	Liabilities and Stockholders' Equity
Current liabilities	$14,618,000	$3,995,000	$(1,371,000)	$17,242,000
Long-term liabilities	42,098,000	1,291,000	—	43,389,000
Stockholders' equity	80,477,000	125,222,000	(74,030,000)	131,669,000

	$137,193,000	$130,508,000	$(75,401,000)	$192,300,000

8.    COMBINING FINANCIAL INFORMATION: (Continued)

  Ellora Energy Inc. provided administrative services to Ellora Oil and Gas Inc. for which Ellora Energy Inc. received overhead reimbursements in the amount of $1,050,000 for the year ended December 31, 2005. The amount earned by Ellora Energy Inc. is included below as a reduction to general and administrative expense with a corresponding charge to Ellora Oil and Gas Inc.'s general and administrative expense.

	Condensed Combining Statement of Operations for the Fiscal Year Ended December 31, 2005
	Ellora Energy Inc.	Ellora Oil and Gas Inc.	Elimination	Total
Revenues	$41,663,000	$11,419,000	$—	$53,082,000
Gain on sale of property	8,400,000	—	(8,400,000)	—
Operating expenses	8,816,000	3,158,000	—	11,974,000
Depreciation, depletion and amortization	5,846,000	2,343,000	—	8,189,000
Exploration and impairment	35,000	387,000	—	422,000
General and administrative and other expenses	11,217,000	1,265,000	—	12,482,000
Income tax expense	8,233,000	1,001,000	—	9,234,000

Net income	$15,916,000	$3,265,000	$(8,400,000)	$10,781,000

9.    MAJOR CUSTOMERS:

  During 2003, 2004, and 2005, Louis Dreyfus Corporation was the only customer of ours who accounted for greater than 10% of our oil and gas sales, accounting for approximately 63% of such oil and gas sales each year. Management believes that the loss of any individual purchaser would not have a long-term material adverse impact on the financial position or results of operations of the Company.

10.    COMMITMENTS:

  Office Lease—Ellora leases office space with a term through January 31, 2010. Total rental expense was $84,000 and $196,000 for the years ended December 31, 2004 and 2005, respectively. Ellora's obligation for future minimum lease payments under this agreement is as follows:

2006	$201,000
2007	208,000
2008	221,000
2009	235,000
2010	20,000

$885,000

  Environmental Issues—Ellora is engaged in oil and gas exploration and production and may incur liability for environmental clean up of well sites or other environmental restoration procedures as they relate to the drilling of oil and gas wells and the operation thereof. In Ellora's acquisition of existing or previously drilled well bores, Ellora may not be aware of what environmental safeguards were taken at the time such wells were drilled or during such time the wells were operated. Petroleum hydrocarbons or wastes may have been disposed of or released on or under properties owned or leased by Ellora or on or under other locations where such wastes have been taken for disposal. Should it be determined that a liability exists with respect to any environmental clean up or restoration, the liability to cure such a violation could fall upon Ellora. Management believes its properties are operated in conformity with local state and Federal regulations. No claim has been made, nor is Ellora aware of any uninsured liability that Ellora may have, as it relates to any environmental clean up, restoration or the violation of any rules or regulations relating thereto.

11.    OIL AND GAS ACTIVITIES:

  Ellora's oil and natural gas activities are entirely within the United States. Costs incurred in oil and natural gas producing activities are as follows:

	2003 Consolidated	2004 Consolidated	2005 Combined
Unproved property acquisition	$6,803,000	$—	$581,000
Proved property acquisition	9,000,000	2,594,000	71,219,000
Development	3,287,000	18,022,000	33,548,000
Exploration	—	—	387,000

Total	$19,090,000	$20,616,000	$105,735,000

  During 2003, 2004 and 2005, additions to oil and gas properties of approximately $294,000, $2,000, and $319,000 were recorded for the estimated costs of future abandonment related to new wells drilled or acquired.

  Net capitalized costs related to Ellora's oil and natural gas producing activities are summarized as follows:

	2003 Consolidated	2004 Consolidated	2005 Combined
Proven oil and gas properties	$34,033,000	$55,779,000	$160,283,000
Unproved oil and gas properties	13,089,000	10,732,000	11,313,000
Accumulated depreciation, depletion and amortization	(2,806,000)	(5,913,000)	(13,587,000)

Oil and gas properties—net	$44,316,000	$60,598,000	$158,009,000

  During 2003, Ellora recorded an addition to oil and natural gas properties of $294,000 for the asset retirement costs related to the adoption of SFAS No. 143.

  In April 2005, the Financial Account Standards Board ("FASB") issued Staff Position No. FAS 19-1, Accounting for Suspended Well Costs ("FSP 19-1"), which amends FAS 19, Financial Accounting and Reporting by Oil and Gas Producing Companies. During the third quarter of 2005, Ellora adopted the requirements of FSP 19-1. Upon adoption, Ellora evaluated all existing capitalized well costs under the provisions of FSP 19-1 and determined there was no impact to Ellora's consolidated financial statements.

12.    DISCLOSURES ABOUT OIL AND GAS PRODUCING ACTIVITIES (UNAUDITED):

  The estimate of proved reserves and related valuations for the year ended December 31, 2005 was based upon the report prepared by Ellora's engineering staff and audited by MHA Petroleum Consultants, Inc., independent petroleum engineers. For the years ended December 31, 2003 and 2004, respectively, the estimate of proved reserves and related valuations was based upon the reports of Ellora's engineering staff. The estimates of proved reserves were made in accordance with Rule 4-10(a) of Regulation S-X. The estimates of proved reserves are inherently imprecise and are continually subject to revision based on production history, results of additional exploration and development, price changes and other factors.

  All of Ellora's oil and natural gas reserves are attributable to properties within the United States. A summary of Ellora's changes in quantities of proved oil and natural gas reserves for the years ended December 31, 2003, 2004 and 2005, are as follows:

	Natural Gas	Oil
	(MMcf)	(MBbl)
Balance—January 1, 2003	80,243	75
Extensions and discoveries	6,603	141
Sales of minerals in place	—	—
Purchases of minerals in place	22,032	66
Production	(2,386)	(81)
Revisions to previous estimates	21,378	1,038

Balance—December 31, 2003	127,870	1,239
Extensions and discoveries	11,251	15
Sales of minerals in place	—	—
Purchases of minerals in place	—	—
Production	(3,471)	(63)
Revisions to previous estimates	(11,105)	(737)

Balance—December 31, 2004	124,545	454
Extensions and discoveries	69,198	1,051
Sales of minerals in place	—	—
Purchases of minerals in place	29,582	8,077
Production	(5,348)	(125)
Revisions to previous estimates	(1,153)	425

Balance—December 31, 2005	216,824	9,882

Proved developed reserves:
December 31, 2003	46,670	335

December 31, 2004	41,947	50

December 31, 2005	60,078	776

  The standardized measure of discounted future net cash flows relating to proved oil and natural gas reserves and the changes in standardized measure of discounted future net cash flows relating to proved oil and natural gas reserves were prepared in accordance with the provisions of SFAS No. 69. Future cash inflows were computed by applying prices at year end to estimated future production. Future production and development costs are computed by estimating the expenditures to be incurred in developing and producing the proved oil and natural gas reserves at year end, based on year-end costs and assuming continuation of existing economic conditions.

  Future income tax expenses are calculated by applying appropriate year-end tax rates to future pretax net cash flows relating to proved oil and natural gas reserves, less the tax basis of properties involved. Future income tax expenses give effect to permanent differences, tax credits and loss carryforwards relating to the proved oil and natural gas reserves. Future net cash flows are discounted at a rate of 10% annually to derive the standardized measure of discounted future net cash flows. This calculation procedure does not necessarily result in an estimate of the fair market value or the present value of Ellora's oil and natural gas properties.

  The standardized measure of discounted future net cash flows relating to proved oil and natural gas reserves are as follows (in thousands):

	2003 Consolidated	2004 Consolidated	2005 Combined
Future cash flows	$679,423	$792,940	$2,318,720
Future production costs	(200,262)	(196,627)	(584,350)
Future development costs	(43,539)	(83,858)	(192,583)
Future income tax expense	(154,465)	(178,630)	(540,603)

Future net cash flows	281,157	333,825	1,001,184
10% annual discount for estimated timing of cash flows	(162,711)	(197,212)	(569,524)

Standardized measure of discounted future net cash flows	$118,446	$136,613	$431,660

  Future cash flows as shown above were reported without consideration for the effects of hedging transactions outstanding at each period end. The effect of hedging transactions on the future cash flows for the years ended December 31, 2003, 2004, and 2005 was immaterial.

  The changes in the standardized measure of discounted future net cash flows relating to proved oil and natural gas reserves are as follows (in thousands):

	2003 Consolidated	2004 Consolidated	2005 Combined
Beginning of year	$65,260	$118,446	$136,613
Sale of oil and gas produced, net of production costs	(8,533)	(16,950)	(38,274)
Net changes in prices and production costs	20,057	61,541	83,379
Extensions, discoveries and improved recoveries	12,835	23,874	285,053
Development costs incurred	8,664	5,163	17,325
Changes in estimated development cost	(28,194)	(45,483)	(126,050)
Purchases of mineral in place	30,117	—	211,357
Revisions of previous quantity estimates	47,573	(32,686)	8,487
Net change in income taxes	(30,985)	(8,028)	(159,979)
Accretion of discount	9,935	18,352	20,971
Changes in production rates and other	(8,283)	12,384	(7,222)

End of year	$118,446	$136,613	$431,660

  Average wellhead prices in effect at December 31, 2003, 2004 and 2005 inclusive of adjustments for quality and location used in determining future net revenues related to the standardized measure calculation are as follows:

	2003 Consolidated	2004 Consolidated	2005 Combined
Oil (per Bbl)	$30.55	$39.55	$56.50
Gas (per Mcf)	$5.41	$5.60	$8.12

13.    DERIVATIVE FINANCIAL INSTRUMENTS:

  Ellora entered into various futures commitments to minimize the effect of natural gas price fluctuations summarized in the table below. Management does not anticipate that the execution of such transactions will result in any significant losses based on current market conditions. As of December 31, 2005, Ellora had the following outstanding financial natural gas positions:

Contract Type	Weighted Average Strike Price	Quantity	Contract Period
		(Mmbtu)
Futures Put	$11.00	200,000	January 2006
Futures Put	$11.00	200,000	February 2006
Futures Put	$11.00	200,000	March 2006
Futures Put	$10.00	300,000	May 2006
Futures Put	$10.00	300,000	June 2006
Futures Put	$10.00	300,000	July 2006
Futures Put	$10.00	300,000	August 2006
Futures Put	$10.00	300,000	September 2006
Futures Put	$10.00	300,000	October 2006
Futures Put	$10.00	100,000	November 2006
Futures Put	$10.00	100,000	December 2006
Futures Put	$10.00	100,000	January 2007

  As of December 31, 2005, the above contracts had an unrealized gain, net of deferred tax effect, of $222,000, which is recorded in other comprehensive income.

14.    SUBSEQUENT EVENT:

  On July 12, 2006, Ellora Energy Inc. completed the private placement of 2,499,992 shares of common stock pursuant to Rule 144A and Section 4(2) under the Securities Act of 1933, as amended. Immediately prior to the private placement, Ellora Oil and Gas Inc. merged into Ellora Energy Inc. and the shares of Ellora Oil and Gas Inc. were exchanged for shares of Ellora Energy Inc. Net proceeds to Ellora were approximately $26,762,000 after deducting the initial purchaser's discount, placement fees, and offering expenses. Ellora also received approximately $6,425,000 from certain of the selling stockholders for repayment of loans from Ellora including accrued interest of $928,000. On July 21, 2006, the net proceeds to Ellora from the private placement, and the proceeds received from the repayment of the selling stockholders' loans were used to pay the $30,940,000 line of credit in full.

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ELLORA ENERGY INC. AND SUBSIDIARIES

BALANCE SHEETS

	December 31, 2005 Combined	September 30, 2006 Consolidated
		(unaudited)
ASSETS
CURRENT ASSETS:
Cash	$3,161,000	$5,560,000
Accounts receivable:
Oil and gas sales	10,522,000	4,263,000
Joint interest billings	1,242,000	885,000
Income taxes receivable	500,000	500,000
Derivative asset	2,625,000	2,624,000
Prepaids and other current assets	2,840,000	289,000

Total current assets	20,890,000	14,121,000

PROPERTY AND EQUIPMENT:
Oil and gas properties (successful efforts method):
Proved properties	160,283,000	207,266,000
Unproved properties	11,313,000	8,158,000
Pipeline properties	11,878,000	12,244,000
Furniture and equipment	1,152,000	1,645,000

Total property and equipment	184,626,000	229,313,000
Less accumulated depletion and depreciation	(14,532,000)	(22,550,000)

Net property and equipment	170,094,000	206,763,000
OTHER LONG-TERM ASSETS	1,316,000	1,735,000

TOTAL ASSETS	$192,300,000	$222,619,000

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
Accounts payable	$5,128,000	$7,163,000
Accrued expenses	2,637,000	2,084,000
Oil and gas revenues payable	9,477,000	7,021,000

Total current liabilities	17,242,000	16,268,000
NOTES PAYABLE	25,750,000	5,000,000
DEFERRED INCOME TAXES	16,923,000	23,713,000
ASSET RETIREMENT OBLIGATIONS	716,000	730,000
COMMITMENTS
STOCKHOLDERS' EQUITY:
Ellora Energy Inc. common stock, $.001 par value, 125,000,000 shares authorized, 42,307,705 and 44,807,697 issued and outstanding, respectively	42,000	45,000
Additional paid-in capital	116,811,000	144,819,000
Subscription receivable and accrued interest	(6,224,000)	—
Retained earnings	20,818,000	30,846,000
Accumulated other comprehensive income	222,000	1,198,000

Total stockholders' equity	131,669,000	176,908,000

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$192,300,000	$222,619,000

See accompanying notes to these financial statements.

ELLORA ENERGY INC. AND SUBSIDIARIES

UNAUDITED STATEMENTS OF INCOME

	For the nine months ended September 30,
	2005 Combined	2006 Consolidated
REVENUE:
Oil and gas sales	$31,951,000	$39,082,000
Gas aggregation and pipeline sales	4,357,000	4,894,000
Gain on oil and gas hedging activities	6,000	4,560,000
Interest income and other	22,000	47,000

Total revenue	36,336,000	48,583,000

COSTS AND EXPENSES:
Lease operating expense	3,231,000	7,726,000
Production taxes	807,000	1,362,000
Gas aggregation and pipeline cost of sales	3,817,000	3,354,000
Depreciation, depletion and amortization	5,948,000	8,032,000
Exploration	—	1,883,000
General and administrative (including $4,857,000 and $1,048,000, respectively, of stock compensation)	10,398,000	8,197,000
Interest expense	268,000	1,211,000

Total costs and expenses	24,469,000	31,765,000

INCOME BEFORE INCOME TAXES	11,867,000	16,818,000

INCOME TAXES:
Deferred income tax expense	6,355,000	6,790,000

NET INCOME	$5,512,000	$10,028,000

BASIC INCOME PER SHARE	$.15	$.23

DILUTED INCOME PER SHARE	$.14	$.22

WEIGHTED AVERAGE NUMBER OF SHARES OF COMMON STOCK—BASIC	37,554,036	43,040,303

WEIGHTED AVERAGE NUMBER OF SHARES OF COMMON STOCK—DILUTED	39,385,010	44,894,341

See accompanying notes to these financial statements.

ELLORA ENERGY INC. AND SUBSIDIARIES

UNAUDITED STATEMENTS OF COMPREHENSIVE INCOME

	For the nine months ended September 30,
	2005 Combined	2006 Consolidated
NET INCOME	$5,512,000	$10,028,000
OTHER COMPREHENSIVE INCOME:
Risk management activities, net of tax	—	976,000

COMPREHENSIVE INCOME	$5,512,000	$11,004,000

See accompanying notes to these financial statements.

ELLORA ENERGY INC. AND SUBSIDIARIES

STATEMENTS OF STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME
FOR THE YEAR ENDED DECEMBER 31, 2005 (COMBINED)
AND THE NINE MONTHS ENDED SEPTEMBER 30, 2006 (CONSOLIDATED)
(unaudited)

	Common Stock					Accumulated Other Comprehensive income
			Additional Paid-In Capital	Subscription Receivable	Retained Earnings
	Shares	Amount					Total
BALANCES, January 1, 2005	28,699,966	$29,000	$46,142,000	$(4,649,000)	$10,037,000	$198,000	$51,757,000
Sale of stock	12,994,879	13,000	64,237,000	—	—	—	64,250,000
Stock issued for notes	612,860	—	1,265,000	(1,265,000)	—	—	—
Accrued interest on notes	—	—	310,000	(310,000)	—	—	—
Non-cash compensation	—	—	4,857,000	—	—	—	4,857,000
Net income	—	—	—	—	10,781,000	—	10,781,000
Change in derivative instrument fair value	—	—	—	—	—	24,000	24,000

BALANCES, December 31, 2005	42,307,705	42,000	116,811,000	(6,224,000)	20,818,000	222,000	131,669,000
Sale of stock	2,499,992	3,000	26,759,000	—	—	—	26,762,000
Accrued interest on notes	—	—	201,000	(201,000)	—	—	—
Repayment of subscription receivable	—	—	—	6,425,000	—	—	6,425,000
Non-cash compensation—stock options	—	—	1,048,000	—	—	—	1,048,000
Net income	—	—	—	—	10,028,000	—	10,028,000
Change in derivative instrument fair value	—	—	—	—	—	976,000	976,000

BALANCES, September 30, 2006	44,807,697	$45,000	$144,819,000	$—	$30,846,000	$1,198,000	$176,908,000

See accompanying notes to these financial statements.

ELLORA ENERGY INC. AND SUBSIDIARES

UNAUDITED STATEMENTS OF CASH FLOWS

	For the nine months ended September 30,
	2005 Combined	2006 Consolidated
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$5,512,000	$10,028,000
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation, depletion and amortization	5,948,000	8,032,000
Amortization of derivative asset	—	1,895,000
Deferred income taxes	6,355,000	6,790,000
Exploration and Impairment	—	1,883,000
Compensation expense—stock options	—	1,048,000
Non-cash compensation expense	4,857,000	—
Changes in operating assets and liabilities:
Accounts receivable	(5,398,000)	6,593,000
Prepaid and other current assets	(328,000)	1,759,000
Other long-term assets	(20,000)	(750,000)
Accounts payable and accrued expenses	(3,264,000)	(2,545,000)
Oil and gas revenues payable	3,853,000	(2,456,000)

Net cash provided by operating activities	17,515,000	32,277,000

CASH FLOWS FROM INVESTING ACTIVITIES:
Cash acquisition capital expenditures	(25,795,000)	—
Drilling capital expenditures	(20,253,000)	(40,472,000)
Pipeline capital expenditures	(1,305,000)	(366,000)
Acquisition of Presco Western, net of working capital of $285,000	(45,424,000)	—
Purchase of other property and equipment	(658,000)	(493,000)

Net cash used in investing activities	(93,435,000)	(41,331,000)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from sale of common stock	64,250,000	26,762,000
Proceeds from repayment of subscription receivable	—	6,425,000
Proceeds from long-term debt under credit agreement	26,750,000	36,940,000
Principal payments of long-term debt under credit agreement	(11,683,000)	(57,690,000)
Loan origination fees	—	(794,000)
Loan termination fees	—	(190,000)

Net cash provided by financing activities	79,317,000	11,453,000

INCREASE IN CASH	3,397,000	2,399,000
CASH, beginning of period	2,748,000	3,161,000

CASH, end of period	$6,145,000	$5,560,000

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for interest	$220,000	$1,109,000

NON CASH INVESTING ACTIVITIES:
Changes in working capital related to drilling capital expenditures	$2,979,000	$3,322,000

NON CASH FINANCING ACTIVITIES:
Accrued interest on subscription notes	$236,000	$201,000

See accompanying notes to these financial statements.

ELLORA ENERGY INC. AND SUBSIDIARIES

NOTES TO CONDENSED UNAUDITED FINANCIAL STATEMENTS

1.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

  Organization—Ellora Energy Inc. was incorporated on June 1, 2002 in the State of Delaware to engage in the acquisition, exploration, development and production of oil and gas properties. During April 2005, Ellora's management established Ellora Oil and Gas Inc. to acquire Presco Western, LLC, which is a party to a farmout agreement with BP Amoco in the Hugoton field in Kansas. Ellora Energy Inc. operates oil and gas properties in Texas, Louisiana, Colorado and Kansas and, when combined have five wholly owned subsidiaries.

  Basis of Presentation of Consolidated Financial Statements—The accompanying consolidated financial statements as of and for the period ended September 30, 2006 include the accounts of Ellora Energy Inc. and its subsidiaries, all of which are wholly owned. All significant intercompany transactions have been eliminated in consolidation. The accompanying combined financial statements as of December 31, 2005 and for the nine months ended September 30, 2005 include all accounts of Ellora Energy Inc. and Ellora Oil and Gas Inc. These entities are related due to their common ownership. On July 12, 2006, Ellora completed the private placement of 2,499,992 shares of its common stock pursuant to Rule 144A and Section 4(2) under the Securities Act of 1933, as amended. Immediately prior to the private placement, the shares of Ellora Oil and Gas Inc. were exchanged for shares of Ellora Energy Inc. Each share of Ellora Oil and Gas Inc. was exchanged for 2.499391 shares of Ellora Energy Inc. The exchange factor was determined by the management and approved by the Board of Directors of Ellora Oil and Gas Inc. and Ellora Energy Inc. based upon an analysis of management's estimates of the relative equity value of each of Ellora Oil and Gas Inc. and Ellora Energy Inc. These estimates of equity value were based on an analysis of estimated cash flow and net asset value for both Ellora Energy Inc. and Ellora Oil and Gas Inc. relative to comparable public companies' cash flow, net asset valuations and equity valuations. The shares were then allocated based on each company's respective value. Immediately after the exchange of the shares, all shares of Ellora Energy Inc. common stock were split 8.09216-for-1. All shares and earnings per share calculations for all periods in this document have been restated to reflect the effect of the stock split.

  Cash and Cash Equivalents—Cash equivalents consist of money market accounts and investments, which have an original maturity of three months or less.

  Fair Value of Financial Instruments—Ellora's financial instruments, including cash and cash equivalents, accounts receivable and payable are carried at cost, which approximates their fair value because of the short-term maturity of these instruments. The credit agreement has a recorded value that approximates its fair value since its variable interest rate is tied to current market rates. Ellora's derivative instruments are marked-to-market with changes in value being recorded in accumulated other comprehensive income.

  Concentration of Credit Risk—Substantially all of Ellora's receivables are within the oil and gas industry, primarily from the sale of oil and gas products and billings to working interest owners. Collectibility is affected by the general economic conditions of the industry. Most of the receivables are not collateralized and to date, Ellora has had minimal bad debts.

  Oil and Gas Producing Operations—Ellora follows the successful efforts method of accounting for its oil and gas properties. Under this method of accounting, all property acquisition costs and costs of exploratory and development wells are capitalized when incurred, pending determination of whether the well has found proved reserves. If an exploratory well has not found proved reserves, the costs of drilling the well and other associated costs are charged to expense. The costs of development wells are capitalized whether productive or nonproductive. Costs incurred to maintain wells and related equipment and lease and well operating costs are charged to expense as incurred. Gains and losses arising from sales of properties are included in income. Geological and geophysical costs of exploratory prospects and the costs of carrying and retaining unproved properties are expensed as incurred. An impairment is recorded for unproved properties if the capitalized costs are not considered to be realizable.

  Depletion, depreciation and amortization ("DD&A") of capitalized costs of proved oil and gas properties is provided for on a field-by-field basis using the units of production method based upon proved reserves. The computation of DD&A takes into consideration the anticipated proceeds from equipment salvage and Ellora's expected cost to abandon its well interests.

  Depletion expense for oil and gas producing property and related equipment was $5,529,000 and $7,626,000 for the periods ended September 30, 2005 and 2006, respectively.

  Revenue Recognition—Ellora recognizes oil and gas revenues for only its ownership percentage of total production under the entitlement method. Purchase, sale and transportation of natural gas are recognized upon completion of the sale and when transported volumes are delivered according to the terms of the contract.

  Derivative Instruments—Ellora enters into derivative contracts to hedge future natural gas and crude oil production in order to mitigate the risk of market price fluctuations. Ellora does not enter into derivative instruments for speculative trading purposes.

  All derivatives are recognized on the balance sheet and measured at fair value. Realized gains and losses as well as the ineffective portion of hedge derivatives, if any, are recorded as a derivative fair value gain or loss in the consolidated statements of income. Unrealized gains and losses on effective cash flow hedge derivatives are recorded as a component of accumulated other comprehensive income (loss). When the hedged transaction occurs, the realized gain or loss on the hedge derivative is transferred from accumulated other comprehensive income (loss) to earnings. Realized gains and losses on commodity hedge derivatives are recognized as "gain (loss) on oil and gas hedging activities."

  Ellora has formally documented all relationships between hedging instruments and hedged items, as well the risk management objectives and strategy for undertaking the hedge. This process includes specific identification of the hedging instrument and the hedged item, the nature of the risk being hedged and the manner in which the hedging instrument's effectiveness will be assessed.

  To designate a derivative as a cash flow hedge, Ellora documents at the hedge's inception its assessment as to whether the derivative will be highly effective in offsetting expected changes in cash flows from the item hedged. This assessment, which is updated at least quarterly, is generally based on the most recent relevant historical correlation between the derivative and the item hedged. The ineffective portion of the hedge, if any, is calculated as the difference between the change in fair value of the derivative and the estimated change in cash flows from the item hedged. If, during the derivative's term, Ellora determines the hedge is no longer highly effective, hedge accounting is prospectively discontinued and any remaining unrealized gains or losses on the effective portion of the derivative are reclassified to earnings when the underlying transaction occurs. If it is determined that the designated hedge transaction is not likely to occur, any unrealized gains or losses are recognized immediately in the consolidated statements of income as a derivative fair value gain or loss.

  Change in Accounting Principle—On December 16, 2004, the Financial Accounting Standards Board ("FASB") published Statement of Financial Accounting Standards No. 123 (Revised 2004), "Share Based Payment" ("SFAS No. 123(R)"). Share based payment transactions within the scope of SFAS No. 123(R) include stock options, restricted stock plans, performance based awards, stock appreciation rights, and employee share purchase plans. This statement supersedes Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB No. 25). SFAS No. 123(R) requires a company to measure the grant date fair value of equity awards given to employees in exchange for services and recognize that cost, less estimated forfeitures, over the period that such services are performed. The fair value of stock options is determined using the Black-Scholes valuation model. Ellora adopted SFAS No. 123(R) on January 1, 2006 using the modified prospective transition method.

  Prior to adopting SFAS No. 123(R), Ellora followed the provisions of SFAS No. 123, "Accounting for Stock Based Compensation," for all issuances of stock options to non-employees of Ellora. Ellora followed the provisions of APB Opinion No. 25 (Opinion 25), "Accounting for Stock Issued to Employees" for all issuances of stock options to their employees. In accordance with APB 25, prior to January 1, 2006, no compensation cost has been recognized for stock options granted to employees under the 2002 Plan. Under the modified prospective method of adopting SFAS No. 123(R), compensation cost recognized for the nine months ended September 30, 2006 includes compensation cost for all stock option awards granted prior to, but not yet vested as of January 1, 2006, based on the grant date fair value, less estimated forfeitures. In accordance with the modified prospective method, prior period results have not been restated. Refer to further disclosure related to Ellora's adoption of SFAS No. 123(R) in Note 5, "Stockholders' Equity."

  Income Taxes—Ellora accounts for income taxes under the liability method, which requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial statements and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

  Use of Estimates and Certain Significant Estimates—The preparation of Ellora's financial statements in conformity with accounting principles generally accepted in the United States of America requires Ellora's management to make estimates and assumptions that affect the amounts reported in these financial statements and accompanying notes. Actual results could differ from those estimates. These estimates include realizability of receivables, selection of the useful lives for property and equipment and timing and costs associated with its retirement obligations. Significant assumptions are also required in the valuation of proved oil and gas reserves, which will affect the depletion calculation and possibly any impairment of oil and gas properties. It is at least reasonably possible those estimates could be revised in the near term and those revisions could be material.

  English Bay Pipeline, L.P.—During 2002, Ellora Energy Inc. acquired a 25% interest in English Bay Pipeline, L.P. (English Bay) in Texas. The pipeline aggregates natural gas through the purchase of production from properties in Shelby County, Texas in which Ellora Energy Inc. has an interest and the purchase of gas from other producers and shippers that is delivered through English Bay. This investment was accounted for under the equity method until April of 2004. In April of 2004, Ellora Energy Inc. purchased the remaining 75% interest in English Bay for $6,711,000. The financial information of English Bay is included in Ellora's combined financial statements as of December 31, 2005 and for the nine months ended September 30, 2005 and the consolidated financial statements as of and for the nine months ended September 30, 2006.

  The English Bay Pipeline provides gathering services to wells operated by Ellora. For the periods ended September 30, 2005 and 2006, English Bay recorded $1,346,000 and $1,328,000, respectively, of gathering income which are eliminated in the consolidation.

  New Accounting Pronouncements—In July 2006, the FASB issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109 ("FIN 48"). This interpretation clarifies the application of SFAS 109 by defining a criterion than an individual tax position must meet for any part of the benefit of that position to be recognized in an enterprise's financial statements and also provides guidance on measurement, derecognition, classification, interest and penalties, accounting in interim periods and disclosure. FIN 48 is effective for our fiscal year commencing May 1, 2007. At this time, the Company has not completed its review and assessment of the impact of adoption of FIN 48.

  In September 2006, the FASB issued FASB No. 157, "Fair Value Measurements." FASB No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. FASB No. 157 is effective for fiscal years beginning after November 15, 2007. While the Company is currently evaluating the impact of FASB No. 157, the Company does not believe the impact will be material to its results of operations.

  In September 2006, the FASB issued FASB No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans-an amendment of FASB No. 87, 88, 106 and 132(R)." FASB No. 158 improves financial reporting by requiring an employer to recognize the over funded or under funded status of a defined benefit postretirement plan (other than a multiemployer plan) as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income. This Statement also improves financial reporting by requiring an employer to measure the funded status of a plan as of the date of its year-end statement of financial position, with limited exceptions. FASB No. 158 is effective as of the fiscal year ending after December 15, 2006. The Company does not believe the impact of FASB No. 158 will be material to its results of operations.

  In September 2006, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin No. 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements," ("SAB 108"). SAB 108 provides guidance on the consideration of effects of the prior year misstatements in quantifying current year misstatements for the purpose of a materiality assessment. The SEC staff believes registrants must quantify errors using both a balance sheet and income statement approach and evaluate whether either approach results in quantifying a misstatement that, when all relevant quantitative and qualitative factors are considered, is material. SAB 108 is effective for the first annual period ending after November 15, 2006 with early application encouraged. The Company plans to adopt SAB 108 in its fourth fiscal quarter of 2006. The Company is currently evaluating the impact of SAB 108 on its consolidated financial statements.

  Unaudited Information—The accompanying interim financial information as of September 30, 2006 and the nine months ended September 30, 2006 was taken from Ellora's books and records without audit. However, in the opinion of management, such information includes all adjustments (consisting only of normal recurring accruals), which are necessary to properly reflect the financial position of Ellora as of September 30, 2006 and the results of operations for the nine months ended September 30, 2005 and September 30, 2006. The results of operations for the nine months ended September 30, 2006 are not necessarily indicative of those to be expected for the year ended December 31, 2006.

2.    ACQUISITIONS:

  Ellora completed two acquisitions during 2005:

  •
  On April 29, 2005, Ellora acquired Presco Western, LLC for approximately $45,000,000 in cash. The acquisition was accounted for using the purchase method of accounting and the purchase price was allocated primarily to oil and gas properties and net working capital.

  •
  On August 31, 2005, Ellora acquired additional interests in existing properties located in Shelby County, Texas from a minority stockholder of Ellora Energy Inc. for approximately $26,000,000 in cash. The acquisition was accounted for using the purchase method of accounting and the purchase price was allocated entirely to oil and gas properties.

  The following table reflects the unaudited pro forma results of operations for the nine months ended September 30, 2005 as though the Presco Western, LLC and Shelby County acquisitions had occurred on January 1, 2005, and the unaudited pro forma net income and net income per share calculations for the nine months ended September 30, 2005 as though the Presco Western, LLC acquisition had occurred on January 1, 2005.

Pro Forma Ellora
Nine Months ended September 30, 2005:
Oil and gas sales	$36,145,000
Net income	6,158,000
Net income per share, basic	$.16
Net income per share, diluted	$.16

  The pro forma amounts above are presented for informational purposes only and not necessarily indicative of the results that would have occurred had the Presco Western, LLC and Shelby County acquisitions been consummated on January 1, 2005, nor are the pro forma amounts necessarily indicative of the future results of operations of Ellora.

3.    ASSET RETIREMENT OBLIGATION:

  In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 143 (SFAS No. 143), "Accounting for Asset Retirement Obligations." Ellora adopted SFAS No. 143 beginning January 1, 2003. The most significant impact of this standard on Ellora was a change in the method of accruing for costs to plug and abandon oil and gas properties. Under SFAS No. 143, the fair value of asset retirement obligations is recorded as a liability when incurred, which is typically at the time the assets are placed in service. Amounts recorded for the related assets are increased by a corresponding amount of these obligations. Prospectively, the liabilities are accreted for the change in their present value and the initial capitalized costs are depleted, depreciated and amortized over the productive lives of the related assets.

  At December 31, 2005 and September 30, 2006, there were no assets legally restricted for purposes of settling asset retirement obligations. The following is a reconciliation of Ellora's asset retirement obligations as of December 31, 2005 and September 30, 2006:

	December 31, 2005 Combined	September 30, 2006 Consolidated
Beginning of year	$368,000	$716,000
Additional liabilities incurred	167,000	—
Accretion expense	29,000	14,000
Revisions to estimate	152,000	—

End of period	$716,000	$730,000

4.    NOTES PAYABLE:

  Notes payable consisted of the following at December 31, 2005 and September 30, 2006:

	December 31, 2005 Combined	September 30, 2006 Consolidated
Credit Agreement	$25,750,000	$5,000,000

  On February 3, 2006, Ellora entered into a $400,000,000 credit agreement with an initial borrowing base of $110,000,000 with a syndicate of banks led by JP Morgan Chase Bank, N.A. The weighted average interest rate for the period was 7.65% and the effective interest rate as of September 30, 2006 is 7.60%. The loan is collateralized by Ellora's oil and gas properties and includes certain financial covenants, for which Ellora was in compliance. As of December 31, 2005, Ellora had a $40,000,000 line of credit agreement with a borrowing base of $35,000,000 with US Bank bearing interest at prime, which was 7.5% as of December 31, 2005. On February 3, 2006 the line of credit with US Bank was paid in full and terminated with the proceeds received from the JP Morgan Chase Bank line of credit agreement. The borrowing base for the JP Morgan Chase Bank credit agreement was determined at the discretion of the lenders based on the collateral value of the proved reserves that have been mortgaged to the lenders and is subject to regular redetermination on May 1 and November 1 of each year.

  The credit agreement provides for interest only payments until February 3, 2010, when the entire amount borrowed is due. Ellora may, throughout the term of the credit agreement, borrow, repay and reborrow up to the borrowing base in effect from time to time.

5.    STOCKHOLDERS' EQUITY:

  Ellora Energy Inc.—At inception, on April 1, 2002, Ellora Energy Inc. issued 2,000,000 shares of common stock for $20,000,000. Ellora Energy Inc. issued 500,000 shares in 2003 for $10,000,000 and 400,000 shares in 2004 for $8,000,000. On July 12, 2006, these shares were split on a 8.092168039-for-1 basis.

  Ellora Oil and Gas Inc.—During April 2005, Ellora Oil and Gas Inc. issued 642,500 shares of common stock for $64,250,000. On July 12, 2006 these shares were exchanged for shares of Ellora Energy Inc. Each share of Ellora Oil and Gas Inc. was exchanged for 2.499391 shares of Ellora Energy Inc. The exchange factor was based on valuations of each company as prepared by an independent investment banking firm. The shares were then allocated based on each company's respective value. Immediately after the exchange of shares, the common stock split 8.092168039-for-1.

  Subscription Agreements—For shares of common stock sold and issued to employees, Ellora Energy Inc. has financed the sale of those shares and entered into full recourse promissory notes that are collateralized by Ellora Energy Inc.'s stock. The promissory notes have been reflected as a $5,497,000 reduction of stockholders' equity and are due June 2009, with an interest rate of 6%. Interest of $928,000 on these subscriptions has been recorded as a reduction to stockholders' equity and an addition to additional paid-in capital. On July 12, 2006 Ellora completed the private placement of 2,499,992 shares of common stock pursuant to Rule 144A and Section 4(2) under the Securities Act of 1933, as amended. In connection with this offering, Ellora received approximately $6,425,000, including $928,000 of accrued interest, from certain of the selling stockholders for repayment of the subscription agreements.

  Share Based Compensation—Effective January 1, 2006, Ellora adopted SFAS No. 123(R) "Share Based Payment." Share based payment transactions within the scope of SFAS No. 123(R) include stock options, restricted stock plans, performance based awards, stock appreciation rights, and employee share purchase plans. This statement supersedes Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB No. 25). SFAS No. 123(R) requires a company to measure the grant date fair value of equity awards given to employees in exchange for services and recognize that cost, less estimated forfeitures, over the period that such services are performed. The fair value of stock options is determined using the Black-Scholes valuation model. The option-pricing model requires a number of assumptions, of which the most significant are, the expected pre-vesting forfeiture rate and the expected option term (the amount of time from the grant date until the options are exercised or expire). The expected volatility was assumed at zero percent because Ellora's stock is not publicly traded. From inception through the period ended September 30, 2006, upon resignation of an employee, 2,185 Ellora Energy Inc. options granted under the 2002 plan were cancelled. From inception through the period ended September 30, 2006, upon resignation of certain employees, 72,474 Ellora Energy Inc. options granted under the 2006 plan were canceled.

  For the nine months ended September 30, 2005 and 2006, the value of each option grant under the Plans is estimated on the date of grant, using the minimum value method described in SFAS No. 123, with the following assumptions:

	September 30,
	2005 Combined	2006 Consolidated
Risk-free interest rate	7.0%	7.0%
Expected life	7-10 years	7-10 years
Expected volatility	0%	0%
Expected dividend	$0	$0

  Prior to adopting SFAS No. 123(R), Ellora followed the provision of SFAS No. 123, "Accounting for Stock Based Compensation," for all issuances of stock options to non-employees of Ellora. Ellora followed the provisions of APB Opinion No. 25 (Opinion 25), "Accounting for Stock Issued to Employees" for all issuances of stock options to their employees. In accordance with the APB 25, prior to January 1, 2006, no compensation cost has been recognized for stock options granted to employees under the plan. Under the modified prospective method of adopting SFAS No. 123(R), compensation cost recognized for the nine months ended September 30, 2006 includes compensation cost for all stock option awards granted prior to, but not yet vested as of January 1, 2006, based on the grant date fair value, less estimated forfeitures. In accordance with the modified prospective method, prior period results have not been restated.

  Had compensation cost for the 2006 Plan been determined based upon the provisions of SFAS No. 123, Ellora's net income for the nine months ended September 30, 2005 would have been decreased to the pro forma amount presented below:

September 30, 2005 Combined
Net income—as reported	$5,512,000
Pro forma expense	(1,125,000)

Net income—pro forma	$4,387,000

  For the nine months ended September 30, 2006, Ellora recognized share-based compensation costs of $1,048,000 in the statement of income.

  Ellora Energy Inc. Stock Option Plan—Ellora Energy Inc. adopted the 2002 Stock Option Plan for employees and non-employee directors to receive stock option rewards. Under the 2002 Stock Option Plan, 1,051,844 shares are reserved for future issuance as of September 30, 2006.

  The following table shows a summary of the non-qualified options as of September 30, 2006:

	Number of Options	Weighted Average Exercise Price	Weighted Average Fair Value Price
Outstanding as of December 31, 2005	1,054,029	$1.66	$.56
Granted	—
Exercised	—
Expired
Cancelled	(2,185)

Outstanding as of September 30, 2006	1,051,844	$1.76	$.60

  As of September 30, 2006, 1,011,424 shares are fully vested and exercisable. If not previously exercised, the Ellora Energy Inc. options outstanding at September 30, 2006 will expire in 2010. The weighted average remaining contractual term of the options outstanding at September 30, 2006 is 3.36 years.

  The total estimated unrecognized compensation cost from unvested stock options of Ellora Energy Inc. as of September 30, 2006 was approximately $12,000, which is expected to be recognized during 2006.

  Ellora Oil and Gas Inc.—Ellora Oil and Gas Inc. adopted the 2005 Stock Option Plan for employees and non-employee directors to receive stock option rewards. In accordance with the plan, 82,000 options were originally granted under the plan, of which 1,000 options were cancelled May 1, 2006 upon resignation of an employee. On July 12, 2006 the 81,000 options outstanding were converted to 1,638,265 options of Ellora Energy Inc. Under the 2005 Plan, 1,586,106 shares are reserved for future issuance as of September 30, 2006.

  Ellora Oil and Gas Inc. granted the following non-qualified options as of September 30, 2006:

	Number of Options	Weighted Average Exercise Price	Weighted Average Fair Value Price
Outstanding as of December 31, 2005	1,658,490	$4.94	$2.46
Granted	—
Exercised	—
Expired	—
Cancelled	(72,474)

Outstanding as of September 30, 2006	1,586,016	$4.94	$2.46

  As of September 30, 2006, 637,805 shares are fully vested and exercisable. If not previously exercised, the Ellora Oil and Gas Inc. options outstanding at September 30, 2006, which were issued under the 2005 Plan and were converted into options issued under Ellora's 2006 Plan following the merger of Ellora Energy Inc. and Ellora Oil and Gas Inc., will expire in 2015.

  Total estimated unrecognized compensation cost from unvested stock options as of September 30, 2006 was approximately $1,442,000, which is expected to be recognized over a period of 1.83 years.

  Ellora Energy Inc. Non-Cash Compensation Expense—In 2005, Ellora Energy Inc. sold shares of stock for less than fair value to an officer. Also in 2005, Ellora Energy Inc. made a modification to an existing plan that for financial reporting purposes is also accounted for as a sale of shares stock for less than fair value to an officer who retired. In connection with these transactions, Ellora recorded non-cash compensation expense of $4,857,000 in the statements of income with a corresponding credit to additional paid-in capital.

6.    INCOME TAXES:

  The provision for income taxes consists of the following:

	September 30, 2005 Combined	September 30, 2006 Consolidated
Deferred expense:
Federal	6,355,000	6,790,000

Total	$6,355,000	$6,790,000

  The deferred income tax liability of $23,713,000 as of September 30, 2006 is composed of future taxable temporary differences related to Ellora's oil and gas properties, including amounts previously recorded in connection with the acquisition of properties and subsequent differences between financial and tax reporting for oil and gas properties and is partially offset by Ellora's net operating loss carryforwards. At September 30, 2006, Ellora Energy Inc. had net operating loss carryforwards for Federal tax purposes of approximately $20,043,000. The 2005 income tax expense does not compute to an expected rate of 38% due to the permanent difference in the stock compensation expense recorded for shares issued to an officer and a retiring officer. The 2006 income tax expense does not compute to an expected rate of 38% due to the permanent difference in stock compensation expense recorded in connection with the adoption of SFAS No. 123(R).

7.    MAJOR CUSTOMERS:

  For the nine months ended September 30, 2005 and 2006, Louis Dreyfus Corporation accounted for 63% and 51%, respectively, of our oil and gas sales. For the nine months ended September 30, 2006, Plains Marketing, L.P. accounted for 21% of our oil and gas sales. Management believes that the loss of any individual purchaser would not have a long-term material adverse impact on the financial position or results of operations of the Company.

8.    COMMITMENTS:

  Office Lease—Ellora leases office space with a term through January 31, 2010. Total rental expense was $160,000 and $147,000 for the periods ended September 30, 2005 and 2006, respectively. Ellora's obligation for future minimum lease payments under this agreement is as follows:

2006	$50,000
2007	208,000
2008	221,000
2009	235,000
2010	20,000

$734,000

  Hugoton Farmout—We have the contractual obligation to explore the deep mineral interests in the Hugoton field of Southwest Kansas. We estimate the cost of this obligation at $5,000,000 per year, though we anticipate that we will spend in excess of this minimum amount.

9.    DERIVATIVE FINANCIAL INSTRUMENTS:

  Ellora entered into various futures commitments to minimize the effect of natural gas price fluctuations summarized in the table below. Management does not anticipate that the execution of such transactions will result in any significant losses based on current market conditions. As of September 30, 2006, Ellora had the following outstanding financial natural gas positions:

Contract Type	Weighted Average Strike Price	Quantity	Contract Period
		(MMBtu)
Futures Put	$10.00	300,000	October 2006
Futures Put	$10.00	100,000	November 2006
Futures Put	$10.00	100,000	December 2006
Futures Put	$10.00	100,000	January 2007

  As of September 30, 2006, the above contracts had an unrealized gain, net of deferred tax effect, of $1,198,000 which is recorded in other comprehensive income.

10.    SUBSEQUENT EVENTS:

  In December 2006, the Company sold its interest in producing wells and non-producing acreage in East Texas and Louisiana to a related party at its fair market value of $2,600,000.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Ellora Energy Inc.
Boulder, Colorado

        We have audited the accompanying statements of income, members' equity and cash flows of Presco Western, LLC for the years ended December 31, 2003 and 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the operating results of Presco Western, LLC as of December 31, 2003 and 2004, and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

HEIN & ASSOCIATES LLP
Denver, Colorado
October 2, 2006

See accompanying notes to the financial statements.

PRESCO WESTERN, LLC

STATEMENTS OF INCOME

	For the Years Ended December 31,		Three Months Ended March 31,
	2003	2004	2005
			(unaudited)
REVENUE:
Oil and gas sales	$3,597,000	$5,792,000	$1,635,000
Interest income and other	31,000	66,000	12,000

Total revenue	3,628,000	5,858,000	1,647,000

COSTS AND EXPENSES:
Lease operating expense	1,001,000	1,075,000	241,000
Abandonment expense	—	405,000	—
Production taxes	85,000	213,000	60,000
Depreciation, depletion and amortization	223,000	324,000	81,000
Exploration	5,000	755,000	—
General and administrative	793,000	894,000	223,000
Interest expense	8,000	5,000	—

Total costs and expenses	2,115,000	3,671,000	605,000

NET INCOME	1,513,000	2,187,000	1,042,000
PRO FORMA INCOME TAXES	575,000	831,000	396,000

PRO FORMA NET INCOME	$938,000	$1,356,000	$646,000

See accompanying notes to the financial statements.

PRESCO WESTERN, LLC

STATEMENTS OF MEMBERS' EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2004
AND THE THREE MONTHS ENDED MARCH 31, 2005

Members' Equity
BALANCE, January 1, 2003	$506,000
Net income	1,513,000

BALANCE, December 31, 2003	2,019,000
Net income	2,187,000
Distribution to stockholders	(133,000)

BALANCE, December 31, 2004	4,073,000
Net income (unaudited)	1,042,000

BALANCE, March 31, 2005 (unaudited)	$5,115,000

See accompanying notes to the financial statements.

PRESCO WESTERN, LLC

STATEMENTS OF CASH FLOWS

	For the Years Ended December 31,		Three Months Ended March 31,
	2003	2004	2005
			(unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$1,513,000	$2,187,000	$1,042,000
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation, depletion and amortization	223,000	324,000	81,000
Exploration	5,000	755,000	—
Changes in operating assets and liabilities:
Accounts receivable	(232,000)	(280,000)	(274,000)
Accounts payable and accrued expenses	124,000	419,000	(214,000)
Oil and gas revenues payable	—	33,000	33,000

Net cash provided by operating activities	1,633,000	3,438,000	668,000

CASH FLOWS FROM INVESTING ACTIVITIES:
Drilling capital expenditures	(1,370,000)	(3,247,000)	(731,000)
Purchase of other property and equipment	—	—	—

Net cash used in investing activities	(1,370,000)	(3,247,000)	(731,000)

CASH FLOWS FROM FINANCING ACTIVITIES:
Capital distribution	—	(133,000)	—

Net cash used in financing activities	—	(133,000)	—

INCREASE (DECREASE) IN CASH	263,000	58,000	(63,000)
CASH, beginning of period	27,000	290,000	348,000

CASH, end of period	$290,000	$348,000	$285,000

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for interest	$—	$5,000	$—

Cash paid for taxes	$—	$—	$—

See accompanying notes to the financial statements.

PRESCO WESTERN, LLC

NOTES TO FINANCIAL STATEMENTS

1.    BASIS OF PRESENTATION:

  On April 12, 2005, Ellora acquired Presco Western, LLC ("Presco") for approximately $45,000,000 in cash. These historical financial statements, which include the results of operations, cash flows and members' equity, were required under Rule 3-05 of the Securities and Exchange Commission Regulation S-X.

  Fair Value of Financial Instruments—Presco's financial instruments approximate their fair value because of the short-term maturity of these instruments.

  Concentration of Credit Risk—Substantially all of Presco's receivables are within the oil and gas industry, primarily from the sale of oil and gas products and billings to working interest owners. Collectibility is dependent upon the general economic conditions of the industry. Most of the receivables are not collateralized and to date, Presco has had minimal bad debts.

  Oil and Gas Producing Operations—Presco follows the successful efforts method of accounting for its oil and gas properties. Under this method of accounting, all property acquisition costs and costs of exploratory and development wells are capitalized when incurred, pending determination of whether the well has found proved reserves. If an exploratory well has not found proved reserves, the costs of drilling the well and other associated costs are charged to expense. The costs of development wells are capitalized whether productive or nonproductive. Costs incurred to maintain wells and related equipment and lease and well operating costs are charged to expense as incurred. Gains and losses arising from sales of properties are included in income. Geological and geophysical costs of exploratory prospects and the costs of carrying and retaining unproved properties are expensed as incurred. An impairment is recorded for unproved properties if the capitalized costs are not considered to be realizable.

  Depletion, depreciation and amortization ("DD&A") of capitalized costs of proved oil and gas properties is provided for on a field-by-field basis using the units of production method based upon proved reserves. The computation of DD&A takes into consideration the anticipated proceeds from equipment salvage and Presco's expected cost to abandon its well interests. Depletion expense for oil and gas producing property and related equipment was $199,000 and $311,000 for the years ended December 31, 2003 and 2004, respectively.

  In accordance with Statement of Financial Accounting Standards (SFAS) No. 144, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," Presco assesses its proved oil and gas properties for impairment whenever events or circumstances indicate that the carrying value of the assets may not be recoverable. The impairment test compares future net undiscounted cash flows on a field-by-field basis using escalated prices to the net recorded book cost at the end of each period. If the net capitalized cost exceeds net future cash flows, then the cost of the property is written down to "fair value," which is determined using net discounted future cash flows from the producing property.

  Abandonment Liability—Effective January 1, 2003, Presco adopted the provisions of SFAS No. 143, "Accounting for Asset Retirement Obligations." This Statement generally applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or the normal operation of a long-lived asset. SFAS No. 143 requires Presco to recognize the fair value of asset retirement obligations in the financial statements by capitalizing that cost as a part of the cost of the related asset. In regard to Presco, this Statement applies directly to the plug and abandonment liabilities associated with Presco's net working interest in well bores. The additional carrying amount is depleted over the estimated lives of the properties. The discounted liability is based on historical abandonment costs in specific areas and is accreted at the end of each accounting period through charges to depreciation, depletion and amortization expense. If the obligation is settled for other than the carrying amount, then a gain or loss is recognized on settlement.

  Revenue Recognition—Presco recognizes oil and gas revenues for only its ownership percentage of total production under the entitlement method. Purchase, sale and transportation of natural gas are recognized upon completion of the sale and when transported volumes are delivered according to the terms of the contract.

  Income Taxes—Presco is a limited liability company under the Internal Revenue Code. As such, it is not subject to income taxes as a separate entity, and its income or loss is required to be included in the income tax returns of its equity holders. For financial presentation purposes, pro forma income tax expense has been calculated on the statements of income using and effective tax rate of 38%

  Use of Estimates and Certain Significant Estimates—The preparation of Presco's financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in these financial statements and accompanying notes. Actual results could differ from those estimates. These estimates include realizability of receivables, selection of the useful lives for property and equipment and timing and costs associated with its retirement obligations. Significant assumptions are also required in the valuation of proved oil and gas reserves, which will affect the depletion calculation and possibly any impairment of oil and gas properties. It is at least reasonably possible those estimates could be revised in the near term and those revisions could be material.

  Unaudited Information—The accompanying interim financial information for the three months ended March 31, 2005 was taken from Presco's books and records without audit. However, in the opinion of management, such information includes all adjustments (consisting only of normal recurring accruals), which are necessary to properly reflect the results of operations for the three months ended March 31, 2005.

2.    COMMITMENTS:

  Environmental Issues—Presco is engaged in oil and gas exploration and production and may become subject to certain liabilities as they relate to environmental clean up of well sites or other environmental restoration procedures as they relate to the drilling of oil and gas wells and the operation thereof. Acquisition of existing or previously drilled well bores, Presco may not be aware of what environmental safeguards were taken at the time such wells were drilled or during such time the wells were operated. Should it be determined that a liability exists with respect to any environmental clean up or restoration, the liability to cure such a violation could fall upon Presco. Management believes its properties are operated in conformity with local state and Federal regulations. No claim has been made, nor is Presco aware of any uninsured liability that it may have, as it relates to any environmental clean up, restoration or the violation of any rules or regulations relating thereto.

3.    OIL AND GAS ACTIVITIES:

  Presco's oil and natural gas activities are entirely within the United States. Costs incurred in oil and natural gas producing activities are as follows:

	2003	2004
Unproved property acquisition	$—	$—
Proved property acquisition	—	—
Development	—	2,672,000
Exploration	5,000	755,000

Total	$5,000	$3,427,000

  During 2003 and 2004, additions to oil and gas properties of approximately $53,000 and $23,000 were recorded for the estimated costs of future abandonment related to new wells drilled or acquired.

  During 2003, Presco recorded an addition to oil and natural gas properties of $53,000 for the asset retirement costs related to the adoption of SFAS No. 143.

4.    DISCLOSURES ABOUT OIL AND GAS PRODUCING ACTIVITIES (UNAUDITED):

  Reserve Quantities—The following table summarizes the estimated quantities of proved oil and gas reserves of Presco. These amounts were derived from reserve estimates prepared by Management. Estimates of proved reserves are inherently imprecise and are continually subject to revision based on production history, results of additional exploration and development, price changes and other factors. The oil and gas reserves stated below are attributable solely to properties within the United States.

	Gas	Oil
	(MMcf)	(MBbl)
Balance—January 1, 2003	1,218	631
Production	(275)	(90)
Extensions and discoveries	47	403
Revisions to previous quantity estimate	1,038	(115)

Balance—December 31, 2003	2,028	829
Production	(266)	(153)
Extensions and discoveries	2,893	63
Revisions to previous quantity estimate	(346)	(103)

Balance—December 31, 2004	4,309	636

Proved undeveloped reserves:
December 31, 2002	No undeveloped

December 31, 2003	No undeveloped

December 31, 2004	No undeveloped

  Standardized Measure of Discounted Future Net Cash Flows—The standardized measure of discounted future net cash flows relating to proved oil and gas reserves and the changes in standardized measure of discounted future net cash flows relating to proved oil and gas reserves were prepared in accordance with the provisions of SFAS No. 69. Future cash inflows were computed by applying prices at year end to estimated future production, less estimated future expenditures (based on year end costs) to be incurred in developing and producing the proved reserves, less estimated future income tax expense. Future income tax expenses are calculated by applying appropriate year-end tax rates to future pretax net cash flows, less the tax basis of properties involved. Future net cash flows are discounted at a rate of 10% annually to derive the standardized measure of discounted future net cash flows. This calculation procedure does not necessarily result in an estimate of the fair market value or the present value of Presco (in thousands).

	2003	2004
Future cash flows	$39,748	$50,972
Future production costs	(7,974)	(10,434)
Future development costs	(876)	(5,576)
Future income tax expense	(11,347)	(12,233)

Future net cash flows	19,551	22,729
10% annual discount for estimated timing of cash flows	(8,565)	(11,278)

Standardized measure of discounted future net cash flows	$10,986	$11,451

  The changes in the standardized measure of discounted future net cash flows relating to proved oil and gas reserves are as follows (in thousands):

	2003	2004
Beginning of year	$9,447	$10,986
Sale of oil and gas produced, net of production costs	(2,713)	(4,504)
Net changes in prices and production costs	(2,169)	1,455
Extensions, discoveries and improved recoveries	5,651	9,039
Development costs — net	(123)	(4,700)
Revisions of previous quantity estimates	1,239	(3,637)
Net change in income taxes	(893)	213
Accretion of discount	1,493	1,736
Changes in production rates and other	(946)	863

End of year	$10,986	$11,451

  Average wellhead prices in effect at December 31, 2003 and 2004 inclusive of adjustments for quality and location used in determining future net revenues related to the standardized measure calculation are as follows:

	2003	2004
Oil (per Bbl)	$30.55	$39.55
Gas (per Mcf)	$5.41	$5.60

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Ellora Energy Inc.
Boulder, Colorado

        We have audited the accompanying statement of revenues and direct operating expenses of the Shelby County acquisition properties for the year ended December 31, 2004. The statement of revenues and direct operating expenses is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of revenues and direct operating expenses based on our audit.

        We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the historical summaries are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the historical summaries. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall historical summaries presentation. We believe that our audit provides a reasonable basis for our opinion.

        The accompanying statement of revenues and direct operating expenses was prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission (for inclusion in the Form S-1 of Ellora Energy Inc.) as described in Note 1 and are not intended to be a complete presentation of the properties' revenues and expenses.

        In our opinion, the statement of revenues and direct operating expenses referred to above present fairly, in all material respects, the revenue and direct operating expenses of the Shelby County acquisition properties for the year ended December 31, 2004 in conformity with accounting standards generally accepted in the United States of America.

HEIN & ASSOCIATES LLP
Denver, Colorado
October 6, 2006

See accompanying notes to the Statements of Revenues and Direct Operating Expenses

SHELBY COUNTY ACQUISTION PROPERTIES

STATEMENTS OF REVENUES AND DIRECT OPERATING EXPENSES

FOR THE YEAR ENDED DECEMBER 31, 2004
AND THE SIX MONTHS ENDED JUNE 30, 2005 (UNAUDITED)

	Year Ended December 31, 2004	Six Months Ended June 30, 2005
		(unaudited)
REVENUES—Oil and gas production	$4,222,000	$2,559,000

DIRECT OPERATING EXPENSES:
Lease operating expense	731,000	279,000
Production taxes	128,000	71,000

Total direct operating expenses	859,000	350,000

REVENUE IN EXCESS OF DIRECT OPERATING EXPENSES	$3,363,000	$2,209,000

See accompanying notes to the Statements of Revenues and Direct Operating Expenses

SHELBY COUNTY ACQUISTION PROPERTIES

NOTES TO STATEMENTS OF REVENUE AND DIRECT OPERATING EXPENSES

1.    BASIS OF PRESENTATION:

  On August 31, 2005, Ellora completed its acquisition of additional interests in natural gas fields located in Shelby County, Texas from a minority stockholder and former director of Ellora Energy Inc. for approximately $26,000,000. The properties are referred to herein as the "Shelby County Acquisition Properties," or "Shelby." The purchase price was entirely allocated to oil and gas properties.

  Ellora was the operator of these wells prior to the acquisition of the additional interest. The accompanying statements of revenues and direct operating expenses were derived from the historical accounting records of Ellora and reflect the acquired interest in the revenues and direct operating expenses of the Shelby County Acquisition Properties. Such amounts may not be representative of future operations. The statements do not include depreciation, depletion and amortization, general and administrative expenses, income taxes or interest expense as these costs may not be comparable to the expenses expected to be incurred by Ellora on a prospective basis.

  Shelby used the sales method to record gas revenue, where revenue is recognized based on the amount of gas sold to purchasers. Direct operating expenses include payroll, leases and well repairs, production taxes, maintenance, utilities and other direct operating expenses.

  The process of preparing financial statements in conformity with generally accepted principles requires the use of estimates and assumptions regarding certain types of revenues and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

  Historical financial statements reflecting financial position, results of operations and cash flows required by generally accepted accounting principles are not presented as such information is not readily available on an individual property basis and not meaningful to the Shelby County Acquisition Properties. Accordingly, the historical statements of revenue and direct operating expenses are presented in lieu of the financial statements required under Rule 3-05 of the Securities and Exchange Commission Regulation S-X.

  Unaudited Information—The accompanying interim financial information for the six months ended June 30, 2005 was taken from Ellora's books and records without audit. However, in the opinion of management, such information includes all adjustments (consisting only of normal recurring accruals), which are necessary to properly reflect the financial results of operations for the six months ended June 30, 2005.

2.    SUPPLEMENTAL DISCLOSURES OF OIL AND GAS PRODUCING ACTIVITIES (UNAUDITED):

  Reserve Quantities—The following table summarizes the estimated quantities of proved oil and gas reserves of the Shelby County Acquisition Properties. These amounts were derived from reserve estimates prepared by Management. Estimates of proved reserves are inherently imprecise and are continually subject to revision based on production history, results of additional exploration and development, price changes and other factors. The oil and gas reserves stated below are attributable solely to properties within the United States.

Gas
(MMcf)
Balance—January 1, 2004	6,631
Production	(758)
Extensions and discoveries	2,472
Revisions to previous quantity estimate	1,600

Balance—December 31, 2004	9,945

Proved developed reserves:
December 31, 2003	6,631

December 31, 2004	9,945

  Standardized Measure of Discounted Future Net Cash Flows—The standardized measure of discounted future net cash flows relating to proved oil and gas reserves and the changes in standardized measure of discounted future net cash flows relating to proved oil and gas reserves were prepared in accordance with the provisions of SFAS No. 69. Future cash inflows were computed by applying prices at year end to estimated future production, less estimated future expenditures (based on year end costs) to be incurred in developing and producing the proved reserves, less estimated future income tax expense. Future income tax expenses are calculated by applying appropriate year-end tax rates to future pretax net cash flows, less the tax basis of properties involved. Future net cash flows are discounted at a rate of 10% annually to derive the standardized measure of discounted future net cash flows. This calculation procedure does not necessarily result in an estimate of the fair market value or the present value of the Shelby County Acquisition Properties (in thousands).

2004
Future cash flows	$62,777
Future production costs	(14,586)
Future development costs	—
Future income tax expense	(17,054)

Future net cash flows	31,137
10% annual discount for estimated timing of cash flows	(17,289)

Standardized measure of discounted future net cash flows	$13,848

  The changes in the standardized measure of discounted future net cash flows relating to proved oil and gas reserves are as follows (in thousands):

2004
Beginning of year	$8,587
Sale of oil and gas produced, net of production costs	(3,363)
Net changes in prices and production costs	150
Extensions, discoveries and improved recoveries	5,327
Revisions of previous quantity estimates	3,448
Net change in income taxes	(2,693)
Accretion of discount	1,348
Changes in production rates and other	1,044

End of year	$13,848

  Average wellhead prices in effect at December 31, 2004, inclusive of adjustments for quality and location used in determining future net revenues, related to the standardized measure calculation are as follows:

2004
Oil (per Bbl)	$39.55
Gas (per Mcf)	$5.60

Appendix A

November 3, 2006

Mr. T. Scott Martin Ellora Energy Inc. 5480 Valmont, Suite 350 Boulder, CO 80301

Dear Mr. Martin:

        MHA Petroleum Consultants, Inc. ("MHA") has conducted an audit of the estimated net reserve volumes attributed by Ellora Energy Inc. ("Ellora") to certain of Ellora's working interest properties. The effective date of the reserves audited in this report is December 31, 2005 (the "Effective Date"). It is MHA's opinion that the methods and techniques used by Ellora in preparing these reserve estimates are in accordance with generally accepted industry practices and that the proved reserve volumes are appropriately assigned as defined by the U. S. Securities Exchange Commission ("SEC"). MHA further opines that if it were to perform an independent estimate of the reserves, the aggregate volume would be well within 10 percent of Ellora's total volume.

        Ellora's reserve estimates included 387 working interest properties located in the states of Colorado, Kansas, Louisiana and Texas. The aggregate reserves for these properties are shown in the following table:

Ellora Energy Inc., Reserves and Economics as of December 31, 2005

Reserve Category	Net Oil, Mbbls	Net Gas, MMscf	Net MMcfe*	Net Present Value Discounted @ 10%, M$
Proved Developed Producing	776.1	60,078.3	64,734.9	194,672.3
Proved Undeveloped	9,106.0	156,746.1	211,382.1	470,068.0
Total All Categories	9,882.1	216,824.4	276,117.0	664,740.3

*
Based on conversion of 6 Mcfe per bbl oil/condensate

Reserve Estimates

        Our audit of the estimated net reserve volumes attributed by Ellora to certain of the Ellora's working interest properties was conducted on the basis of the SEC definitions set forth for proved, proved developed and proved undeveloped reserves as set forth in SEC Regulation S-X Part 210.4-10(a) as clarified by the subsequent SEC Staff Accounting Bulletin relating to the same.

Proved Developed Producing (PDP)

        Over seventy-five percent of the gas equivalent PDP reserves were attributed to wells completed in the James Lime and Fredericksburg formations of east Texas. Ellora estimated PDP reserves by applying rate-time decline curve techniques. For wells with sufficient production data, a curve was fit to best represent past performance. Both hyperbolic and exponential curves were used. Whenever a hyperbolic curve was used, the forecast was converted to an exponential decline at a minimum decline slope of five percent. For wells with limited production data, projections were based on a typical offset well decline parameters adjusted to the specific well's initial production rate.

        MHA reviewed in detail the PDP forecasts for sixty-four properties. These properties represented 90.1 percent of Ellora's calculated PDP value (based on a present worth discounted at ten percent). Whenever MHA disagreed with the Ellora forecast, Ellora revised their forecast to be consistent with MHA's recommendations. The total of these revisions reduced Ellora's PDP value by approximately nine percent.

Proved Undeveloped (PUD)

        Over sixty-three percent of the gas equivalent PUD reserves are attributed to the James Lime and Fredericksburg formations in east Texas. The next major contributors are the Morrow formation in Kansas (10.5 percent) and the James Lime in western Louisiana (8.6 percent). Ellora's plans indicate that all of the assigned PUD locations will be developed by April, 2010.

        Ellora assigned PUD reserves on the basis of an "average well" performance. For the James Lime in Texas, an analysis of 65 wells yielded an average gross well recovery of 3,471.2 MMcf gas and 8,079 bbl of condensate. These values were assigned to PUD locations where the offset PDP wells had estimated ultimate recoveries equal to or greater than this average. The PUD reserves assigned to locations with poorer offset performance were reduced proportionately to either 1,900 MMcf or 900 MMcf (gross) depending on the area. James Lime wells in Louisiana were assigned an average gross EUR of 1,900 MMcf. The Fredericksburg PUD wells were given an average gross EUR of 1,540.9 MMcf gas and 61,638 bbl condensate based on available production data from Ellora's horizontal well completions in Texas and analog production from the Zwolle Field in Louisiana.

        PUD reserves for the Kansas properties were again assigned on the basis of "average well" performance in a given formation. Completions in the nine-county area of southwestern Kansas that encompass Ellora's acreage were used in determining the average well recovery. This type of average well calculation is reasonable on a total project basis, given the wide areal distribution of Ellora's Kansas PUD locations. However, it is likely that specific well analyses could show differences of more than ten percent from the average well.

Economic Parameters

        Ellora's economic calculations were based on prices received on December 31, 2005, corrected for heating content, basin differentials, and transportation costs. Operating costs, new well investments, and tax burdens were based on Ellora's operations as of the Effective Date in the specific areas. These parameters were briefly reviewed by MHA and seemed reasonable based on MHA's experience.

Statement of Risk

        It is MHA's opinion that Ellora's estimated reserve volumes have been prepared in accordance with SEC Regulation S-X Part 210.4-10(a) as clarified by the subsequent SEC Staff Accounting Bulletin relating to the same.

        It is important to note that the accuracy of reserve and economic evaluations are subject to uncertainty. The magnitude of this uncertainty is often proportional to the quantity and quality of data available for analysis. As the properties mature, revisions may be required which either increase or decrease the previous reserve assignments. Sometimes these may result not only in a significant change to the reserves and value assigned to a property, but may also impact the total reserve and economic status. Changes in market conditions and sales contracts, along with changes in operating conditions and associated costs may also impact the actual ability to recover the estimated reserves and, subsequently, generate the estimated cash flow. Any use of or reliance on this report must accept and consider this uncertainty and risk. MHA makes no warranties concerning the data and interpretations of such data and in no event shall MHA be liable for any special or consequential damages arising from entity's use of this report.

        Neither MHA, nor any of our employees have any interest in the subject properties and neither the employment to do this work, nor the compensation therefore, is contingent on our estimates of reserves for the properties described in the Reserve Report.

Sincerely,

Stanley W. Kleinsteiber Vice President

November 3, 2006

Mr. T. Scott Martin Ellora Energy Inc. 5480 Valmont, Suite 350 Boulder, CO 80301

Dear Mr. Martin:

        MHA Petroleum Consultants, Inc. ("MHA") has prepared an estimate of net reserve volumes, future production and income attributable to certain working interest properties held by Ellora Energy Inc. ("Ellora"). The effective date of the report detailing such reserve estimates ("Reserve Report") and this letter is June 30, 2006. MHA has prepared the Reserve Report using methods and techniques that are in accordance with generally accepted industry practices with the intention that the proved reserve volumes discussed in the Reserve Report may be appropriately assigned as defined by the U. S. Securities Exchange Commission ("SEC").

        The reserve and income data have been estimated using SEC guidelines. Pricing was provided by Ellora and price differentials were applied. Operating costs and capital costs were held constant. Reserve estimates and cash flow estimates are dependent on the pricing and cost parameters used in the Reserve Report. Future variations in the pricing and cost parameters will cause variations in the reserve and cash flow estimates.

        The Reserve Report includes working interest properties located in the states of Colorado, Kansas, Louisiana and Texas. The aggregate reserves for these properties, as described in the Reserve Report, are summarized in the following table:

Ellora Energy Inc., Reserves and Economics as of June 30, 2006

Reserve Category	Net Oil, Mbbls	Net Gas, MMscf	Net MMcfe*	Net Present Value Discounted @ 10%, M$
Proved Developed Producing	1,846.1	77,288.6	88,365.2	188,856.9
Proved Developed Nonproducing	9.3	5,582.5	5,638.3	12,224.1
Proved Undeveloped	5,732.4	153,097.6	187,492.0	285,692.2
Total All Categories	7,587.8	235,968.7	281,495.5	486,782.2

*
Based on conversion of 6 Mcfe per bbl oil/condensate

The future net revenue in the Reserve Report was based on net hydrocarbon volume sold multiplied by the appropriate price. Expenses include severance and ad valorem taxes, and the normal cost of operating the wells. Future net cash flow is future net revenue minus expenses and any development costs. The future net cash flow has not been adjusted for outstanding loans, which may or may not exist, nor does it include any adjustments for cash on hand or undistributed income. No attempt has been made to quantify or otherwise account for any accumulated gas production imbalances that may exist.

Reserve Estimates

        Reserve estimates included in the Reserve Report were assigned on the basis of the SEC definitions set forth for proved, proved developed and proved undeveloped reserves as set forth in the SEC's Regulation S-X Part 210.4-10(a) as clarified by the subsequent SEC Staff Accounting Bulletin relating to the same.

        The reserve estimates included in the Reserve Report were estimated by performance methods, volumetric methods, simulation studies, and comparisons with analogous wells, where applicable. The reserves estimated by the performance method utilized extrapolations of historical production data. Reserves were estimated by analogy in cases where the historical production data was insufficient to establish a definitive trend.

Prices and Costs

        Ellora provided the oil and gas prices and differentials for each state as follows:

State	Oil ($/Bbl)	Gas ($/Mcf)	Oil Differential	Gas Differential
Colorado	68.05	5.09	0.0	0.07
Kansas	65.00	5.535	3.3	0.0
Louisiana	70.50	6.04	1.80	(-0.1)
Texas	70.00	5.745	3.25	(-0.0125)

        The oil and gas price differentials were applied to each well to reflect differences in oil and gas quality, contractual agreements, and regional price variations.

        Operating costs used in the report were provided by Ellora and are specific to each well. Operating costs were held constant for the life of the properties. MHA reviewed the operating costs and made appropriate changes where applicable.

        Development costs used in the report were provided by the current operator. MHA reviewed these development costs and recent AFEs to insure that they appeared reasonable. No deductions were made for estimated abandonment costs for the properties on the assumption that equipment salvage values would, at a minimum, be equal to abandonment costs. MHA has not performed a detailed study of the abandonment costs and salvage values of the leases. No deductions were made for the indirect costs such as loan repayments, interest expenses, and exploration and development prepayments.

Statement of Risk

        The estimated reserve volumes prepared by MHA have been prepared in accordance with the SEC's Regulation S-X Part 210.4-10(a) as clarified by the subsequent SEC Staff Accounting Bulletin relating to the same and the proved reserves and economic calculations conform to year end SEC reporting guidelines.

        The accuracy of reserve and economic evaluations is always subject to uncertainty. The magnitude of this uncertainty is often proportional to the quantity and quality of data available for analysis. As a well matures and new information becomes available, revisions may be required which either increase or decrease the previous reserve assignments. Sometimes, these revisions may result not only in a significant change to the reserves and value assigned to a property, but may also impact the total company reserve and economic status. The reserves and forecasts contained in this report were based upon a technical analysis of the available data using accepted engineering principles. However, they must be accepted with the understanding that further information and further reservoir performance subsequent to the date of the estimates may justify their revision. It is MHA's opinion that the estimated proven reserves and other reserve information as specified in the Reserve Report and this letter are reasonable, and have been prepared in accordance with generally accepted petroleum engineering and evaluation principles.

        Neither MHA, nor any of our employees have any interest in the subject properties and neither the employment to do this work, nor the compensation therefore, is contingent on our estimates of reserves for the properties described in the Reserve Report.

        It was a pleasure performing this work for Ellora. If you have any questions regarding this letter or the Reserve Report, or if additional information is needed, please contact me at this office.

Sincerely,

Leslie S. O'Connor Vice President

December 1, 2006

Mr. T. Scott Martin Ellora Energy Inc. 5480 Valmont, Suite 350 Boulder, Colorado 80301

Dear Mr. Martin:

        Ellora Energy Inc. prepared estimates of its proved reserves as of September 30, 2006, which are sensitivity estimates of our reserve evaluation of June 30, 2006, by making the following adjustments:

  •
  Rolling forward estimates as of June 30, 2006, to an effective date of September 30, 2006.

  •
  Adding proved reserves based upon successful drilling results between June 30, 2006 and September 30, 2006.

        Regarding the sensitivity estimates as of September 30, 2006, we have reviewed the methodology described above that the Company used in creating the sensitivity estimates and believe such methodology is consistent with good reservoir engineering practices. In addition, nothing has come to our attention, as a result of our activities as independent petroleum engineers for the Company or otherwise, which would lead us to believe that the information set forth in such sensitivity estimate is incorrect. MHA did not complete all the steps required to provide an evaluation of the reserves as of September 30, 2006, as was completed for reserves as of June 30, 2006.

Sincerely,

Leslie S. O'Connor Vice President

        You may rely on the information contained in this prospectus. We have not authorized anyone to provide information different from that contained in this prospectus. Neither the delivery of this prospectus nor sale of shares of common stock means that information contained in this prospectus is correct after the date of this prospectus. This prospectus is not an offer to sell or solicitation of an offer to buy shares of common stock in any circumstances under which the offer or solicitation is unlawful.

SHARES

COMMON STOCK

PROSPECTUS

A.G. EDWARDS
FRIEDMAN BILLINGS RAMSEY
RAYMOND JAMES
KEYBANC CAPITAL MARKETS

, 2007

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

        Set forth below are the expenses (other than underwriting discounts and commissions) expected to be incurred in connection with the issuance and distribution of the securities registered hereby. With the exception of the Securities and Exchange Commission registration fee and the NASD filing fee, the amounts set forth below are estimates.

SEC registration fee		$9,229
Legal fees and expenses
NASD filing fee		9,125
Nasdaq Global Market listing fee		105,000
Printing and engraving expenses
Engineering fees and expenses
Transfer agent's and registrar's fees
Accounting fees and expenses
Miscellaneous
Total	$

Item 14. Indemnification of Officers and Directors

        Our certificate of incorporation provides that a director will not be liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (1) for any breach of the director's duty of loyalty to the corporation or its stockholders, (2) for acts or omissions not in good faith or which involved intentional misconduct or a knowing violation of the law, (3) under section 174 of the Delaware General Corporate Law ("DGCL") for unlawful payment of dividends or improper redemption of stock or (4) for any transaction from which the director derived an improper personal benefit. In addition, if the DGCL is amended to authorize the further elimination or limitation of the liability of directors, then the liability of a director of the corporation, in addition to the limitation on personal liability provided for in our charter, will be limited to the fullest extent permitted by the amended DGCL. Our bylaws provide that the corporation will indemnify, and advance expenses to, any officer or director to the fullest extent authorized by the DGCL.

        Section 145 of the DGCL provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement in connection with specified actions, suits and proceedings whether civil, criminal, administrative, or investigative, other than a derivative action by or in the right of the corporation, if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification extends only to expenses, including attorneys' fees, incurred in connection with the defense or settlement of such action and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. The statute provides that it is not exclusive of other indemnification that may be granted by a corporation's charter, bylaws, disinterested director vote, stockholder vote, agreement, or otherwise.

        Our charter also contains indemnification rights for our directors and our officers. Specifically, the charter provides that we shall indemnify our officers and directors to the fullest extent authorized by the DGCL. Further, we may maintain insurance on behalf of our officers and directors against expense, liability or loss asserted incurred by them in their capacities as officers and directors.

        We have obtained directors' and officers' insurance to cover our directors, officers and some of our employees for certain liabilities.

        We will enter into written indemnification agreements with our directors and executive officers. Under these proposed agreements, if an officer or director makes a claim of indemnification to us, either a majority of the independent directors or independent legal counsel selected by the independent directors must review the relevant facts and make a determination whether the officer or director has met the standards of conduct under Delaware law that would permit (under Delaware law) and require (under the indemnification agreement) us to indemnify the officer or director.

        The registration rights agreement and purchase agreement we entered into in connection with our earlier financings provide for the indemnification by the investors in those financings of our officers and directors for certain liabilities.

Item 15. Recent Sales of Unregistered Securities

        During the last three years, we have sold the following unregistered shares of common stock:

        1.     On April 12, 2004, we sold 3,075,219 shares of common stock to Yorktown Energy Partners V, L.P. and 161,853 shares of common stock to Sheldon Lubar for aggregate purchase price of $8 million. Also on April 12, 2004, we sold 341,576 shares of our common stock to T. Scott Martin, Richard F. McClure, Valerie K. Walker, John W. Minnett, Gregory Faith (former V.P.) and an employee for an aggregate purchase price consisting of (i) a full recourse promissory notes issued by the purchasers in the total principal amount of $844,118 and (ii) $42.00 in cash. No underwriters were used in the foregoing issuances of securities. We relied upon the exemption under Section 4(2) of the Securities Act in connection with the offer and sale of those shares, as all of the purchasers were affiliates or employees of Ellora and the shares were not sold in a public offering.

        2.     On July 8, 2005, we sold 364,171 shares of common stock to James R. Casperson, Vice President of Finance and Chief Financial Officer, for a purchase price consisting of (i) a full recourse promissory note issued by the purchaser in the principal amount of $899,955 and (ii) $45.00 in cash. No underwriters were used in the foregoing issuances of securities. We relied upon the exemption under Section 4(2) of the Securities Act in connection with the offer and sale of those shares, as Mr. Casperson was an executive officer at the time of purchase and this transaction was not a public offering.

        3.     On July 12, 2006 we completed a private placement of 12,400,000 shares of common stock, 2,500,000 shares of which were issued and sold by us and 9,900,000 shares of which were sold by certain of our stockholders. All of the shares sold by the selling stockholders offered and sold to qualified institutional buyers pursuant to Rule 144A under the Securities Act. The shares issued by us were offered and sold to qualified institutional buyers pursuant to Rule 144A under the Securities Act and to accredited investors pursuant to Section 4(2) of the Securities Act. Friedman, Billings & Ramsey Co. Inc. ("FBR") acted as the initial purchaser of all of the shares issued pursuant to Rule 144A and as placement agent for all of the shares issued pursuant to Section 4(2) of the Securities Act. We sold the shares issued pursuant to Rule 144A to FBR at a price of $11.16 per share, which was an $0.84 per share discount to the gross offering price to the investors of $12.00 per share. Aggregate net proceeds to us for the total offering, after deducting discounts of $2,100,000, was $27,900,000. We did not receive any proceeds from the shares sold by the selling stockholders. All net proceeds of the above offering that we received were used for paying down our existing debt and for general corporate purposes.

        4.     Additionally from April 1, 2002 (inception) through October 31, 2006, we have granted to our employees, including executive officers, and others providing services to us options to purchase

2,996,074 shares of our common stock at exercise prices ranging from $1.24 per share to $4.95 per share. During that same period an executive officer, exercised options to purchase an aggregate of 248,713 shares of our common stock. All such issuances were made in reliance on Rule 701 as promulgated under the Securities Act relating to issuances of securities under compensatory plans.

Item 16. Exhibits and Financial Statement Schedules

(a)
Exhibits.

        The following exhibits are filed herewith pursuant to the requirements of Item 601 of Regulation S-K:

Exhibit No.	Description
1.1*	Form of Underwriting Agreement.
3.1**	Amended and Restated Certificate of Incorporation of Ellora Energy Inc.
3.2**	Bylaws of Ellora Energy Inc. dated as of May 17, 2002.
3.3**	Amendment to the Bylaws of Ellora Energy Inc. dated as of August 27, 2002.
3.4**	Amendment No. 2 to the Bylaws of Ellora Energy Inc. dated as of September 11, 2006.
4.1**	Registration Rights Agreement between Ellora Energy Inc. and Friedman, Billings, Ramsey & Co., Inc., dated as of July 12, 2006.
4.2**
Registration Rights Agreement among Ellora Energy Inc., Yorktown Energy Partners V, L.P., Yorktown Energy Partners VI, L.P., and the participating stockholders who have executed the signature pages thereto or are listed on Schedule I thereto, dated as of July 12, 2006.
4.3**	Specimen of Ellora Energy Inc. Common Stock Certificate.
5.1*	Opinion of Thompson & Knight LLP.
10.1**	Ellora Energy Inc. Amended and Restated 2006 Stock Incentive Plan dated July 11, 2006.
10.2**	Employment Agreement dated as of July 12, 2006 between Ellora Energy Inc. and T. Scott Martin.
10.3**	Farmout Contract dated as of November 14, 1997 between Amoco Production Company and Ellora Energy Inc. (as successor in interest to Presco, Inc.).
10.4**	Credit Agreement dated as of February 3, 2006 among Ellora Energy Inc., Ellora Oil & Gas Inc., JPMorgan Chase Bank, N.A. and the Lenders party thereto.
10.5**	Joint Venture Agreement dated as of June 1, 2004 by and between Centurion Exploration Company, Centurion Exploration Company, LLC, and Ellora Energy Inc.
10.6**	Confirmation Letter for Contract for Sale and Purchase of Natural Gas dated November 29, 2006 between Louis Dreyfus Energy Services LP and Ellora Operating, LP.
10.7**	Confirmation Letter for Contract for Sale and Purchase of Natural Gas dated November 30, 2006 between Louis Dreyfus Energy Services LP and Ellora Operating, LP.
10.8**	Crude Oil Purchase Contract dated June 1, 2002 between Presco Western, LLC and Plains Marketing, L.P.
10.9**	Crude Oil Purchase Contract dated May 5, 2005 between Ellora Operating, L.P. and Plains Marketing, L.P.

10.10**	Amendment to Crude Oil Purchase Contract (June 1, 2002) dated October 4, 2006 between Presco Western, LLC. and Plains Marketing, L.P.
21.1**	List of Subsidiaries of Ellora Energy Inc.
23.1*	Consent of Hein & Associates LLP.
23.2**	Consent of MHA Petroleum Consultants, Inc.
23.3*	Consent of Thompson & Knight LLP (included in Exhibit 5.1).
24**	Power of Attorney.

*
Filed herewith

**
Previously filed

***
To be filed by amendment

(b)
Financial Statements Schedules

        All schedules have been omitted because they are not required, are not applicable, or the information is included in the Financial Statements or Notes thereto.

Item 17. Undertakings

        The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described in Item 14 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

        The undersigned Registrant hereby undertakes that:

  (1)
  For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective; and

  (2)
  For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment No. 2 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Boulder, State of Colorado, on January 25, 2007.

ELLORA ENERGY INC.
By:	/s/ T. SCOTT MARTIN
Name:	T. Scott Martin
Title:	President and Chief Executive Officer

        Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 2 to the Registration Statement has been signed by the following persons in the capacities indicated below on January 25, 2007.

Signature	Capacity

/s/ T. SCOTT MARTIN T. Scott Martin	Chairman of the Board President and Chief Executive Officer (Principal Executive Officer)
/s/ JAMES R. CASPERSON James R. Casperson	Vice President of Finance and Chief Financial Officer (Principal Financial and Accounting Officer)
* Cortlandt S. Dietler	Director
* Bryan H. Lawrence	Director
* Peter A. Leidel	Director
* Sheldon B. Lubar	Director
* Neil L. Stenbuck	Director
* James B. Wallace	Director
* George A. Wiegers	Director
* /s/ JAMES R. CASPERSON Attorney-In-Fact

INDEX TO EXHIBITS

Exhibit No.	Description
1.1*	Form of Underwriting Agreement.
3.1**	Amended and Restated Certificate of Incorporation of Ellora Energy Inc.
3.2**	Bylaws of Ellora Energy Inc. dated as of May 17, 2002.
3.3**	Amendment to the Bylaws of Ellora Energy Inc. dated as of August 27, 2002.
3.4**	Amendment No. 2 to the Bylaws of Ellora Energy Inc. dated as of September 11, 2006.
4.1**	Registration Rights Agreement between Ellora Energy Inc. and Friedman, Billings, Ramsey & Co., Inc., dated as of July 12, 2006.
4.2**	Registration Rights Agreement among Ellora Energy Inc., Yorktown Energy Partners V, L.P., Yorktown Energy Partners VI, L.P., and the participating stockholders who have executed the signature pages thereto or are listed on Schedule I thereto, dated as of July 12, 2006.
4.3**	Specimen of Ellora Energy Inc. Common Stock Certificate.
5.1*	Opinion of Thompson & Knight LLP.
10.1**	Ellora Energy Inc. Amended and Restated 2006 Stock Incentive Plan dated July 11, 2006.
10.2**	Employment Agreement dated as of July 12, 2006 between Ellora Energy Inc. and T. Scott Martin.
10.3**	Farmout Contract dated as of November 14, 1997 between Amoco Production Company and Ellora Energy Inc. (as successor in interest to Presco, Inc.).
10.4**	Credit Agreement dated as of February 3, 2006 among Ellora Energy Inc., Ellora Oil & Gas Inc., JPMorgan Chase Bank, N.A. and the Lenders party thereto.
10.5**	Joint Venture Agreement dated as of June 1, 2004 by and between Centurion Exploration Company, Centurion Exploration Company, LLC, and Ellora Energy Inc.
10.6**	Confirmation Letter for Contract for Sale and Purchase of Natural Gas dated November 29, 2006 between Louis Dreyfus Energy Services LP and Ellora Operating, LP.
10.7**	Confirmation Letter for Contract for Sale and Purchase of Natural Gas dated November 30, 2006 between Louis Dreyfus Energy Services LP and Ellora Operating, LP.
10.8**	Crude Oil Purchase Contract dated June 1, 2002 between Presco Western, LLC and Plains Marketing, L.P.
10.9**	Crude Oil Purchase Contract dated May 5, 2005 between Ellora Operating, L.P. and Plains Marketing, L.P.
10.10**	Amendment to Crude Oil Purchase Contract (June 1, 2002) dated October 4, 2006 between Presco Western, LLC. and Plains Marketing, L.P.
21.1**	List of Subsidiaries of Ellora Energy Inc.
23.1*	Consent of Hein & Associates LLP.
23.2**	Consent of MHA Petroleum Consultants, Inc.
23.3*	Consent of Thompson & Knight LLP (included in Exhibit 5.1).
24**	Power of Attorney.

*
Filed herewith

**
Previously filed.

***
To be filed by amendment